Form 10-K, Exhibit 13
ACUSON CORP
filed 1995-03-30
CIK 717014

ACUSON CORPORATION                                                 EXHIBIT 13.1


================================================================================

                                C O N T E N T S

================================================================================


                      Management's Discussion and Analysis
          of Financial Condition and Results of Operations      16

                      Selected Consolidated Financial Data      19

                                            Quarterly Data      19

                     Consolidated Statements of Operations      20

                               Consolidated Balance Sheets      21

                     Consolidated Statements of Cash Flows      22

           Consolidated Statements of Stockholders' Equity      23

                Notes to Consolidated Financial Statements      24

                  Report of Independent Public Accountants      30

                     Market for Registrant's Common Equity
                           and Related Stockholder Matters      31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results Of Operations
The following table sets forth, for the periods indicated, certain items in the consolidated statements of operations as percentages of total net sales and the percentage change of each such item from the comparable prior period.

                                                         Percentage of Net Sales              Percentage Change
Year Ended December 31,                               1994      1993          1992      1994 vs. 1993   1993 vs. 1992
----------------------------------------------------------------------------------------------------------------------
Net sales
  Product                                            78.7%       77.5%        83.5%           20.6%          (20.1)%
  Service                                            21.3        22.5         16.5            12.3            17.6
                                                    ------      ------       ------
     Total net sales                                100.0       100.0        100.0            18.7           (13.9)
                                                    ------      ------       ------
Cost of sales
  Product                                            33.2        30.3         30.6            30.0           (14.7)
  Service                                            10.2        11.6         10.1             5.1            (1.3)
                                                    ------      ------       ------
     Total cost of sales                             43.4        41.9         40.7            23.1           (11.4)
                                                    ------      ------       ------
Gross profit                                         56.6        58.1         59.3            15.5           (15.6)
Operating expenses
  Selling, general and administrative                30.1        34.6         30.6             2.9            (2.1)
  Product development                                20.2        19.8         13.9            21.3            22.2
  Restructuring cost                                  --          4.1          --           (100.0)          100.0
                                                    ------      ------       ------
    Total operating expenses                         50.3        58.5         44.5             2.0            13.3
                                                    ------      ------       ------
    Income (loss) from operations                     6.3        (0.4)        14.8             n/m             n/m
Interest income, net                                  1.0         1.6          2.2           (23.6)          (37.5)
                                                    ------      ------       ------
    Income before income taxes                        7.3         1.2         17.0           645.5           (94.1)
Provision for (benefit from) income taxes             2.1        (0.1)         6.3             n/m             n/m
                                                    ------      ------       ------
    Net income                                        5.2%        1.3%        10.7%          392.2%          (89.9)%
                                                    ======      ======       ======

1994 Compared To 1993

Net sales in 1994 increased by 18.7% to $350.5 million from $295.3 million in 1993. Worldwide product revenues in 1994 increased by $47.0 million from $228.7 million in 1993, a 20.6% increase. Although product unit sales increased, the Company's average unit selling prices were lower in 1994 as a result of an increase in sales of lower-priced configurations and intense competitive pressures. Worldwide service revenues increased by 12.3% to $74.7 million from $66.6 million in 1993, primarily due to growing service contract revenue from a larger base of installed systems. Geographically, international revenues increased 41.5% in 1994 to $111.1 million, totalling 31.7% of the Company's sales as compared to 26.6% in

1993. Total domestic revenues increased 10.4% to $239.3 million.

    Uncertainty in the changing U.S. health care environment has continued to affect the ultrasound markets in 1994. Although the prospect of legislated health care reform receded at year end, the trends of health care provider consolidation, medical cost containment and intense competition existed throughout the year, and are expected to continue into 1995.

Cost of sales increased as a percentage of net sales to 43.4% for 1994 compared to 41.9% for 1993. The percentage increase in 1994 was primarily a reflection of reduced product prices and increased sales of lower-priced product configurations, partially offset by lower service costs as a percentage of sales.

Selling, general and administrative costs were $105.5 million for 1994 compared to $102.6 million for 1993. As a percentage of net sales, these expenses decreased to 30.1% in 1994 from 34.6% in 1993. Costs did not increase at the same rate as sales primarily because of a reduction in legal expenses, reduced advertising spending, and flat domestic sales expense, offset by increased international expenses for additional staff in selected subsidiaries.

Product development spending for 1994 totalled $70.8 million compared to $58.3 million for 1993. As a percentage of net sales, product development was 20.2% in 1994 and 19.8% in 1993. The increase in product development expenditure results from continuing investment in multiple new product programs. Product development is expected to continue to grow in total dollars in 1995.

Restructuring cost was a one-time pre-tax charge of $12.0 million taken during the second quarter of 1993. The cost was 4.1% of net sales. The restructuring consisted of a series of planned actions, including a reduction of about 15% of the Company's worldwide work force, the restructuring of facilities and the write-down of certain assets. Substantially all of the $1.1 million restructuring balance that remained at December 31, 1993 was used during 1994. The actual costs of the restructuring were substantially in alignment with original expectations.

Provision for income taxes was $7.3 million in 1994 versus a benefit of $0.3 million in 1993; the prior year's benefit was due primarily to a research and development tax credit and to the mix of income between domestic and international operations. The Company's overall tax rate increased to 28.5% in 1994 from (8.2)% in 1993.

Net income was $18.3 million in 1994 compared to $3.7 million in 1993. The increase was the result of a higher volume of sales and the absence of the restructuring cost in 1994.

Investments. In May 1993, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which was effective for fiscal years beginning after December 15, 1993. This statement addresses the accounting for, and reporting of, investments in certain equity securities that have readily determinable fair values and all debt securities. The Company adopted this statement at January 1, 1994. The effect of implementing this statement was not material to the Company's financial statements.

1993 COMPARED TO 1992

Net sales in 1993 decreased by 13.9% to $295.3 million from $342.8 million in 1992. Worldwide product revenues in 1993 declined by $57.5 million from $286.2 million in 1992, a 20.1% decline. Both product unit sales and the average unit selling prices for 1993 were lower due to a weak worldwide ultrasound market that was adversely affected by slow worldwide economic conditions, and uncertainties created by pending U.S. health care reform. A 17.6% increase in service revenues partially offset the reduction in product sales. Worldwide service revenues increased by $10.0 million from $56.6 million in 1992, primarily due to growing service contract revenue from a larger base of installed systems. Geographically, international revenues decreased 10.3% in 1993 to $78.5 million, totalling 26.6% of the Company's sales as compared to 25.5% in 1992. Total domestic revenues decreased 15.1% to $216.8 million.

Cost of sales increased as a percentage of net sales to 41.9% for 1993 compared to 40.7% for 1992. The percentage increase in 1993 was primarily a reflection of the higher percentage of service revenues which have a lower gross margin than product sales, plus reduced system prices and increased sales of lower-priced product configurations. These factors were partially offset by lower service costs due to increasing efficiencies.

Selling, general and administrative costs were $102.6 million for 1993 compared to $104.8 million for 1992. As a percentage of net sales, however, these expenses were 34.6% in 1993 and 30.6% in 1992. The reduced expenditures reflected the effects of the second quarter 1993 restructuring and other cost containment measures.

Product development spending for 1993 totalled $58.3 million compared to $47.7 million for 1992. As a percentage of net sales, product development was 19.8% in 1993 and 13.9% in 1992. The significant increase in product development expenses from 1992 to 1993 resulted primarily from increased staff levels and associated increased support costs for multiple product development programs.

Restructuring cost, as previously mentioned, was a one-time pre-tax charge of $12.0 million taken during the second quarter of 1993.

Net interest income was $4.7 million in 1993 compared to $7.5 million in 1992. The decrease resulted from reduced interest income on the Company's short-term investment portfolio, primarily attributable to a substantial decrease in the Company's average investment balances resulting from the stock repurchase program (see "Liquidity and Capital Resources," below).

Provision for income taxes was a benefit of $0.3 million in 1993 versus a provision for $21.5 million in 1992 primarily due to the effect of the research and development tax credit and to the current mix of income between domestic and international operations. The Company's overall tax rate decreased to (8.2)% in 1993 from 36.8% in 1992.

    In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which superseded SFAS No. 96. The Company adopted the provisions of this Statement on a prospective basis in the first quarter of 1993, and the effect on the financial statements is not significant.

Net income was $3.7 million in 1993 compared to $36.8 million in 1992. The decline was the result of lower sales, increased product research and development expenditures and the restructuring cost. Those declines were offset somewhat by lower income taxes.

INFLATION

To date, the Company has not experienced any significant effects from inflation.

LIQUIDITY AND CAPITAL RESOURCES

In 1992, the Board of Directors authorized the repurchase of 8,000,000 shares of the Company's common stock over an unspecified period of time. This program was completed in 1993.

    On October 26, 1993, the Board of Directors authorized the repurchase of an additional 4,000,000 shares of stock over an unspecified period of time. As of December 31, 1994, the Company had repurchased 367,700 shares at a cumulative cost of $5.4 million. As with all purchases thus far, the Company intends to fund future purchases by utilizing the Company's cash balances.

    The Company's cash and short-term investments balance increased $7.8 million in 1994, while this balance had decreased $6.2 million in 1993. Operations generated $33.0 million in cash in 1994, as compared to 1993 when operations generated $31.7 million in cash. In the first quarter of 1994, the Company sold its lease portfolio, generating $21.6 million in cash. Investment activities in property and equipment and in other assets used $27.4 million in 1994 versus $17.7 million in 1993. The cash used for the repurchase of common stock totalled $7.2 million in 1994, down from $24.2 million in the prior year. Employee participation in the Company's stock option and stock purchase plans raised $9.5 million in cash in 1994 compared to $4.4 million in 1993.

    Net accounts receivable increased $15.6 million in 1994, to $78.5 million at December 31, 1994. The increase largely resulted from the 18.7% increase in revenue as well as an increase in days sales outstanding to 82 days in 1994 from 78 days in 1993. The days sales outstanding increased as a result of a larger proportion of the receivable balance coming from international sales which have a slower collection period than domestic sales. The investment in leases decreased by $12.6 million as a result of the sale of the lease portfolio in March 1994, which was partially offset by continued additions of new leases throughout the remainder of the year. Inventory increased by $8.0 million to a total of $49.9 million primarily due to an increase of stock to meet anticipated requirements.

    Net property and equipment increased by $4.7 million, to $49.0 million, while gross property and equipment balances grew by $21.2 million. The increase was due primarily to increased investment of $6.9 million spent to acquire manufacturing equipment, $5.7 million spent for computers and software and $3.8 million spent for leasehold improvements. The Company continued to upgrade and increase the number of engineering workstations and test equipment for product development. Leasehold improvements supported various projects, primarily the conversion of the manufacturing facilities to implement demand flow technology.

    At December 31, 1994, the Company's working capital totalled $138.3 million, including $67.1 million in cash and short-term investments. The Company also has a revolving unsecured credit facility of $50 million which is in effect through July 1995. No compensating balances are required and the full amount is available under this credit facility.

    Based on its current operating plan, the Company believes that the liquidity provided by its existing cash and short-term investments balances, the borrowing arrangements described above, and cash generated from operations will be sufficient to meet the Company's operating and capital requirements for fiscal 1995.

SELECTED CONSOLIDATED FINANCIAL DATA

Year Ended December 31,
(In thousands, except per share amounts)                        1994         1993           1992         1991          1990
-------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Operations Data:
        Net sales                                            $350,484      $295,289      $342,832      $336,275      $282,811
        Net income                                             18,267         3,711        36,806        58,522        47,836
Earnings Per Share:
        Net income                                           $   0.62      $   0.13      $   1.08      $   1.59      $   1.33
        Weighted average common and common
          equivalent shares outstanding                        29,382        28,934        34,283        36,886        36,026
Consolidated Balance Sheet Data:
        Working capital                                      $138,336      $113,502      $131,728      $223,557      $162,650
        Total assets                                          304,638       271,081       278,557       336,141       249,064
        Stockholders' equity                                  207,785       183,261       201,146       272,362       199,793

QUARTERLY DATA (UNAUDITED)

1994 Quarter Ended
(In thousands, except per share amounts)                    Dec. 31        Oct. 1         July 2         April 2
------------------------------------------------------------------------------------------------------------------
Net sales                                                  $ 83,259       $ 86,386       $ 88,014       $ 92,825
Gross profit                                                 46,499         49,344         49,545         52,932
Income before income taxes                                    4,492          4,651          6,291         10,130
Net income                                                    3,860          3,734          4,089          6,584
Earnings per share                                             0.13           0.13           0.14           0.23

1993 Quarter Ended
(In thousands, except per share amounts)                    Dec. 31        Oct. 2         July 3         April 3
------------------------------------------------------------------------------------------------------------------
Net sales                                                  $ 73,827       $ 67,067       $ 72,100       $ 82,295
Gross profit                                                 42,635         39,143         42,096         47,813
Restructuring cost                                               --             --         12,000             --
Income (loss) before income taxes                             4,242          1,813        (10,342)         7,716
Net income (loss)                                             3,139          2,279         (6,722)         5,015
Earnings (loss) per share                                      0.11           0.08          (0.23)          0.17

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31,
(In thousands, except per share amounts)                1994            1993              1992
--------------------------------------------------------------------------------------------------
NET SALES
    Product                                           $275,754        $228,721          $286,234
    Service                                             74,730          66,568            56,598
                                                      --------        --------          --------
        Total net sales                                350,484         295,289           342,832
                                                      --------        --------          --------
COST OF SALES
    Product                                            116,233          89,399           104,843
    Service                                             35,931          34,203            34,654
                                                      --------        --------          --------
        Total cost of sales                            152,164         123,602           139,497
                                                      --------        --------          --------
        Gross profit                                   198,320         171,687           203,335
                                                      --------        --------          --------
OPERATING EXPENSES
    Selling, general and administrative                105,536         102,587           104,800
    Product development                                 70,786          58,336            47,719
    Restructuring cost                                      --          12,000                --
                                                      --------        --------          --------
        Total operating expenses                       176,322         172,923           152,519
                                                      --------        --------          --------
        Income (loss) from operations                   21,998          (1,236)           50,816
Interest income, net                                     3,566           4,665             7,462
                                                      --------        --------          --------
    Income before income taxes                          25,564           3,429            58,278
Provision for (benefit from) income taxes                7,297            (282)           21,472
                                                      --------        --------          --------
    NET INCOME                                        $ 18,267        $  3,711          $ 36,806
                                                      ========        ========          ========
EARNINGS PER SHARE                                    $   0.62        $   0.13          $   1.08
                                                      ========        ========          ========
    Weighted average common and common
      equivalent shares outstanding                     29,382          28,934            34,283
                                                      ========        ========          ========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS

December 31,
(In thousands, except per share amounts)                                                     1994                1993
-------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                                             $   28,671          $  11,184
    Short-term investments                                                                    38,421             48,103
                                                                                           ---------          ---------
         Total cash and short-term investments                                                67,092             59,287
    Accounts receivable, net of allowance for doubtful accounts
         of $3,432 in 1994 and $2,844 in 1993                                                 78,534             62,976
    Inventories                                                                               49,926             41,964
    Deferred income taxes                                                                     26,127             20,622
    Other current assets                                                                      13,510             16,473
                                                                                           ---------          ---------
         Total current assets                                                                235,189            201,322
                                                                                           ---------          ---------
PROPERTY AND EQUIPMENT, AT COST
    Furniture and fixtures                                                                    14,086             14,219
    Test equipment                                                                            26,797             23,739
    Machinery and equipment                                                                   78,017             63,492
    Leasehold improvements                                                                    22,314             18,557
                                                                                           ---------          ---------
                                                                                             141,214            120,007
    Less: Accumulated depreciation and amortization                                          (92,217)           (75,700)
                                                                                           ---------          ---------
         Total property and equipment, net                                                    48,997             44,307
                                                                                           ---------          ---------
OTHER ASSETS
    Net investment in leases, net of current portion                                          10,618             19,502
    Other long-term assets, net                                                                9,834              5,950
                                                                                           ---------          ---------
         Total assets                                                                      $ 304,638          $ 271,081
                                                                                           ---------          ---------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
    Accounts payable                                                                       $  16,295          $  12,644
    Accrued compensation                                                                      22,743             18,337
    Deferred revenue                                                                          20,871             18,961
    Accrued warranty                                                                           4,475              3,287
    Accrued income taxes                                                                      10,355              7,981
    Customer deposits                                                                          6,774              7,477
    Other accrued liabilities                                                                 15,340             19,133
                                                                                           ---------          ---------
         Total current liabilities                                                            96,853             87,820
                                                                                           ---------          ---------
COMMITMENTS AND CONTINGENCIES (NOTE 6)
STOCKHOLDERS' EQUITY
    Preferred stock, par value $.0001: authorized, 10,000 shares;
         outstanding, none                                                                        --                 --
    Common stock and additional paid-in capital, common stock par value
         $.0001: authorized, 50,000 shares; outstanding, 28,904 shares in 1994
          and 28,279 shares in 1993                                                           79,183             69,115
    Cumulative translation adjustment                                                         (1,240)            (2,259)
    Unrealized holding loss on investment securities                                            (370)                --
    Retained earnings                                                                        130,212            116,405
                                                                                           ---------          ---------
         Total stockholders' equity                                                          207,785            183,261
                                                                                           ---------          ---------
         Total liabilities and stockholders' equity                                        $ 304,638          $ 271,081
                                                                                           =========          =========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,
(In thousands)                                                                 1994              1993              1992
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                  $18,267          $  3,711          $ 36,806
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                            19,665            21,026            20,446
      Bad debt expense                                                            597               701                30
      Write-down of assets related to the restructuring                            --             2,195                --
      Stock option compensation related to the restructuring                       --               488                --
      Tax benefit of employee stock transactions                                1,529               213               345
      Changes in:
        Accounts receivable                                                   (15,991)            9,875             6,023
        Leases receivable                                                      12,607            (6,048)          (13,753)
        Inventories                                                            (7,598)             (715)           (8,091)
        Deferred income taxes                                                  (5,370)           (5,853)           (6,166)
        Other current assets                                                     (442)           (3,261)            2,049
        Accounts payable                                                        3,580            (1,130)             (648)
        Accrued compensation                                                    4,277               951             2,574
        Deferred revenue                                                        1,664             3,052             3,240
        Accrued warranty                                                        1,188              (744)              (24)
        Accrued income taxes                                                    2,354              (762)            2,171
        Customer deposits                                                        (896)            3,173             1,275
        Other accrued liabilities                                              (2,442)            4,840             8,931
                                                                              -------           -------          --------
           Net cash provided by operating activities                           32,989            31,712            55,208
                                                                              -------           -------          --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Decrease (increase) in short-term investments                                 9,139            (4,140)           98,778
  Investment in property and equipment                                        (23,708)          (14,961)          (35,155)
  Increase in other assets                                                     (3,778)           (2,783)           (1,585)
                                                                              -------           -------          --------
           Net cash provided by (used in) investing activities                (18,347)          (21,884)           62,038
                                                                              -------           -------          --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Repurchase of common stock                                                   (7,172)          (24,192)         (111,350)
  Issuance of common stock under stock option
    and stock purchase plans                                                    9,477             4,447             4,743
                                                                              -------           -------          --------
           Net cash provided by (used in) financing activities                  2,305           (19,745)         (106,607)
                                                                              -------           -------          --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                           540              (382)             (812)
                                                                              -------           -------          --------
           Net increase (decrease) in cash and cash equivalents                17,487           (10,299)            9,827
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                   11,184            21,483            11,656
                                                                              -------           -------          --------
CASH AND CASH EQUIVALENTS, END OF YEAR                                        $28,671           $11,184          $ 21,483
                                                                              =======           =======          ========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Three Years Ended December 31, 1994                               Cumulative     Unrealized                    Total
                                                       Common Stock       Translation     Holding      Retained     Stockholders'
(In thousands, except per share amounts)            Shares     Amount     Adjustment       Loss        Earnings        Equity
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1991                          35,414     $77,245      $   197       $   --       $194,920       $272,362
Exercise of stock options at $0.13 to
    $29.13 per share                                    91         626           --           --             --            626
Repurchase of common stock at $14.63 to
    $21.88 per share                                (5,957)    (13,517)          --           --        (97,915)      (111,432)
Issuance of stock under employee
    stock purchase plan at $15.20 to
    $17.85 per share                                   270       4,117           --           --             --          4,117
Tax benefit of employee stock transactions              --         345           --           --             --            345
Translation adjustments                                 --          --       (1,678)          --             --         (1,678)
Net income                                              --          --           --           --         36,806         36,806
                                                   -------    --------     --------       ------      ---------      ---------
BALANCE, DECEMBER 31, 1992                          29,818      68,816       (1,481)          --        133,811        201,146

Exercise of stock options at $0.13 to
    $14.67 per share                                   108         394           --           --             --            394
Repurchase of common stock at $11.13 to
    $14.00 per share                                (2,043)     (4,849)          --           --        (21,117)       (25,966)
Issuance of stock under employee
    stock purchase plan at $9.89 to
    $10.95 per share                                   396       4,053           --           --             --          4,053
Tax benefit of employee stock transactions              --         213           --           --             --            213
Translation adjustments                                 --          --         (778)          --             --           (778)
Stock option compensation                               --         488           --           --             --            488
Net income                                              --          --           --           --          3,711          3,711
                                                   -------    --------     --------       ------      ---------      ---------
BALANCE, DECEMBER 31, 1993                          28,279      69,115       (2,259)          --        116,405        183,261

Effect of adoption of accounting principle              --          --           --          (19)            --            (19)
Exercise of stock options at $0.13 to
    $17.17 per share                                   592       5,454           --           --             --          5,454
Repurchase of common stock at $13.13 to
    $16.13 per share                                  (368)       (938)          --           --         (4,460)        (5,398)
Issuance of stock under employee
    stock purchase plan at $9.89 to
    $10.20 per share                                   401       4,023           --           --             --          4,023
Tax benefit of employee stock transactions              --       1,529           --           --             --          1,529
Translation adjustments                                 --          --        1,019           --             --          1,019
Unrealized holding loss on investment
    securities                                          --          --           --         (351)            --           (351)
Net income                                              --          --           --           --         18,267         18,267
                                                   -------    --------     --------       ------      ---------      ---------
BALANCE, DECEMBER 31, 1994                          28,904     $79,183      $(1,240)       $(370)      $130,212       $207,785
                                                   =======    ========     ========       ======      =========      =========

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF OPERATIONS

Founded in 1981, Acuson Corporation (the "Company") is a United States-based multinational corporation. The Company is a leading manufacturer and worldwide marketer and service provider of medical diagnostic ultrasound systems and image management products. The markets for Acuson products are North America, Europe, Australia, Asia, South America and the Middle East. The Company's products are sold primarily to hospitals, private and governmental institutions and health care agencies, medical equipment distributors and doctors' offices.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

Translation of Foreign Currencies. The functional currency of Acuson's foreign subsidiaries is the local currency. Acuson translates all assets and liabilities to U.S. dollars at current exchange rates as of the applicable balance sheet date. Sales and expenses are translated at the average exchange rates prevailing during the period. Gains and losses resulting from the translation of the foreign subsidiaries' financial statements are reported as a separate component of stockholders' equity. The results of foreign exchange transactions were immaterial to the Company's financial statements.

Concentration of Credit Risk. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments, exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company does not have significant exposure to any individual customer or counterparty.

    The Company provides credit in the form of trade accounts receivable to hospitals, private and governmental institutions and health care agencies, medical equipment distributors and doctors' offices. Acuson products are manufactured at the world headquarters in Mountain View, California, and are sold through a direct sales force in North America, Europe, Australia and Japan, and through distributors in Europe, Asia, South America and the Middle East. The Company does not generally require collateral to support customer receivables. The Company performs ongoing credit evaluations of its customers and maintains allowances which management believes are adequate for potential credit losses.

Financial Instruments and Credit Risk. The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company enters into foreign currency exchange contracts, which are derivative financial instruments, to reduce exposure to currency exchange risk. The effect of this practice is to minimize the impact of foreign exchange rate movements on the Company's operating results. Hedging activities do not subject the Company to exchange rate risk as gains and losses on these contracts offset gains and losses on the assets, liabilities and transactions being hedged. The Company does not engage in foreign currency speculation nor does it hold or issue financial instruments for trading purposes. Forward contract terms are currently not more than three months. The counterparties to foreign currency exchange contracts are major domestic and international financial institutions.

    At December 31, 1994, the Company had forward exchange contracts maturing from January 1995 through February 1995 to sell a net equivalent of approximately $29 million of foreign currencies, of which approximately $11 million are in Italian lira, $5 million are in French francs, and $5 million are in British pounds. Likewise, at December 31, 1993, the Company also had forward contracts maturing from January 1994 through February 1994 to sell approximately $23 million of foreign currencies, of which approximately $7 million were in Italian lira and $4 million were in German marks. The carrying value of these contracts approximates their fair market value as of both year-ends.

Derivatives. The Company's only use of derivatives securities is its routine usage of forward contracts to hedge foreign currency exposure. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs.

Inventories Inventories are stated at the lower of cost (first-in, first-out) or market and include material, labor and manufacturing overhead. The components of inventories were as follows as of December 31:

(In thousands)                                        1994            1993
----------------------------------------------------------------------------
Raw materials                                       $29,552         $17,093
Work-in-process                                       3,783           5,820
Finished goods                                       16,591          19,051
                                                    -------         -------
    Total inventories                               $49,926         $41,964
                                                    =======         =======


Property and Equipment. Property and equipment are stated at cost and are depreciated or amortized using the straight-line method over the following estimated useful lives:

----------------------------------------------------------------------------
Furniture and fixtures                                             5 years
Test equipment                                                   3-5 years
Machinery and equipment                                          3-5 years
Leasehold improvements                                       Term of lease

Revenue Recognition. Revenues from equipment sales and sales-type leases are generally recognized when the equipment has been shipped, and lease contracts, if applicable, have been executed. Estimated costs of installation, which are minimal, are accrued at the time revenue is recognized. Service revenues are recognized ratably over the contractual period or as the services are provided.

Earnings Per Share. Earnings per share is computed based on the weighted average number of common and common equivalent shares outstanding during the period. The modified treasury stock method was used in computing the earnings per share. Primary earnings per share is essentially the same as fully diluted earnings per share.

Consolidated Statement of Cash Flows. For purposes of the statement of cash flows, the Company has classified certain short-term investments as cash equivalents if the original maturity of such investments is three months or less. For purposes of the statements of cash flows, the Company classifies cash flows from hedging contracts in the same category as the cash flows from the items being hedged.

Cash paid for income taxes and interest expense was as follows for each of the years ended December 31:

(In thousands)                          1994           1993           1992
------------------------------------------------------------------------------
Income taxes                          $  8,248       $  9,517       $ 26,278
Interest expense                      $    151       $     56       $    118

In conjunction with repurchase of common stock in 1993 (see Note 7), the Company incurred a liability due to the timing of the settlement dates.

(In thousands)                              1994         1993          1992
------------------------------------------------------------------------------
Repurchase of common stock                $ 5,398      $ 25,966      $111,432
Cash paid for repurchase of
  common stock                             (7,172)      (24,192)     (111,350)
                                          -------      --------      --------
    Net cash effect                       $(1,774)     $  1,774      $     82
                                          =======      ========      ========

Reclassifications Certain information reported in previous years has been reclassified to conform to the 1994 presentation.

NOTE 3. INVESTMENTS

Under Statement of Financial Accounting Standards No. 115, the Company's investments, which consisted entirely of debt securities, (the "securities"), were classified as available-for-sale. These securities mature at various dates through the year 1996.

    As of December 31, 1994, the securities' gross unrealized holding loss was approximately $543,000. The unrealized holding loss of approximately $370,000, net of the tax effect, was reported as a separate component of stockholders' equity. The Company has determined that the unrealized holding loss is not a permanent impairment of the fair value of its investments. During the year, the Company sold certain of its available-for-sale securities for proceeds of approximately $29.0 million. The Company sold these securities for approximately original cost.

Short-term investments as of December 31, 1994, consist of the following:

                                              Market Value     Amount at Which
Marketable Securities            Cost of       at Balance       Carried in
(In thousands)                 Each Issue      Sheet Date      Balance Sheet
--------------------------------------------------------------------------------
Municipal Securities             $8,442          $8,396           $8,396
U.S. Government
  and Agencies                   30,522          30,025           30,025
                                -------         -------          -------
Total short-term
  investments                   $38,964         $38,421          $38,421
                                =======         =======          =======

NOTE 4. BANK LINE OF CREDIT

As of December 31, 1994, the Company had an unsecured revolving credit agreement for $50 million through July 1995. No compensating balances are required and the full amount is available under this credit facility. No draws on this line of credit were made during the year.

Note 5. Net Investment In Sales-type Leases

The Company leases equipment to customers under sales-type leases as defined in Statement of Financial Accounting Standards No. 13. The Company's leasing operations consist of leases of medical equipment which expire over a period of 1 to 6 years. The following lists the components of the net investment in sales-type leases as of December 31, 1994:

(In thousands)                                                      Amount
----------------------------------------------------------------------------
Minimum amounts receivable                                         $15,485
Less: Allowance for uncollectibles                                    (411)
                                                                   -------
   Net minimum lease payments receivable                            15,074
Estimated residual values of leased property                           690
Less: Unearned interest income                                      (1,495)
                                                                   -------
    Net investment in leases                                        14,269
Less: Current portion
    (included in other current assets)                              (3,651)
                                                                   -------
    Long-term portion                                              $10,618
                                                                   =======

Minimum amounts receivable under existing leases as of December 31, 1994, were as follows:

(In thousands)                                                      Amount
----------------------------------------------------------------------------
1995                                                               $ 4,693
1996                                                                 3,773
1997                                                                 3,195
1998                                                                 2,266
1999                                                                 1,506
Thereafter                                                              52
                                                                   -------
    Total minimum amounts receivable                               $15,485
                                                                   =======

The Company sold a portion of its lease portfolio, with recourse, for $21.6 million in the first quarter of 1994. The maximum recourse liability to the Company is approximately $2.1 million.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company leases its facilities and certain other equipment under operating lease agreements expiring through May 31, 2002. Future minimum lease payments as of December 31, 1994, were as follows:

(In thousands)                                                     Amount
----------------------------------------------------------------------------
1995                                                               $ 9,380
1996                                                                 8,818
1997                                                                 8,504
1998                                                                 8,072
1999                                                                 7,895
Thereafter                                                          11,431
                                                                   -------
    Total future minimum lease payments                            $54,100
                                                                   =======

    Rent expense was approximately $10,098,000, $9,414,000 and $9,502,000 in 1994, 1993 and 1992, respectively.

Legal Contingencies. On July 1, 1993 and July 30, 1993, individuals purporting to represent a class of persons who purchased Acuson common stock during the period between October 24, 1990, and July 22, 1992, filed two separate, but related, actions against the Company and twelve of its officers and one former officer in the Federal District Court for the Northern District of California, alleging that the defendants' statements about the Company were incomplete or inaccurate, in violation of federal securities laws. Plaintiffs seek damages in an unspecified amount, as well as equitable relief or injunctive relief and attorneys' fees, experts' fees and costs.
The Company intends to defend the suit vigorously. Management believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's financial condition.

    On September 14, 1994, the Company filed an action in the United States District Court for the Northern District of California against Advanced Technology Laboratories, Inc. ("ATL") of Bothell, Washington. In the action, the Company accuses ATL of infringing U.S. Letters Patent No. 4,058,003 for "Ultrasonic Electronic Lens with Reduced Delay Range," a patent licensed exclusively to the Company. In addition, the Company seeks a declaration that it infringes no valid claim of four ATL patents: U.S. Letters Patent
No. 4,543,960 for "Transesophageal Echocardiography Scanhead," No. 5,050,610 for "Transesophageal Ultrasonic Scanhead," No. 5,207,225 for "Transesophageal Ultrasonic Scanhead," or No. 5,226,422 for "Transesophageal Echocardiography Scanner with Rotating Image Plane." No dollar amount is specified as damages in the Company's action, but the complaint seeks an accounting for damages, treble damages and an assessment of interests and costs against ATL. In addition, the Company is informed that, in August 1994, ATL filed an action against the Company in the United States District Court for the Western District of Washington, in which ATL sought a declaration that it infringes no valid claim of U.S. Letters Patent No. 4,058,003. On October 31, 1994, ATL amended that action and added claims accusing the Company of infringing U.S. Patent Nos. 4,543,960; 5,050,610; 5,207,225; and 5,226,422. No dollar amount is specified as damages in ATL's action, but the complaint seeks an injunction against alleged infringement, an accounting for damages, treble damages, and an assessment of interest and costs against the Company. Management believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's financial condition.

    On October 27, 1994, the Company was sued in Ghent, Belgium, by Cormedica NV, in connection with the

Company's termination of the distributor relationship with Cormedica. In the suit, Cormedica seeks indemnities and damages in the amount of approximately $2.5 million. The Company intends to defend the suit vigorously. Management believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's financial condition.

NOTE 7. COMMON STOCK

Common Stock Purchase. Rights During 1988, the Company declared a dividend of one common share purchase right for each then outstanding share of common stock. As a result of the Company's 3-for-2 split of its common stock in August 1990, each share of common stock now has associated with it two-thirds of one common share purchase right. In addition, two-thirds of one right will be issued with each future share of common stock issued by the Company before the date the rights become exercisable, or before the rights are redeemed by the Company, or before the rights expire on May 15, 1998. The rights will not be exercisable, or transferable apart from the common stock, until 10 days after another person or group of persons acquires 20% of the common stock or commences a tender or exchange offer for at least 20% of the common stock. Each right entitles the holder to purchase from the Company one and one-half shares of common stock at $80 per share, subject to adjustments for dilutive events. In certain circumstances, the right will entitle its holder to purchase a larger number of shares of common stock or stock in an acquiring company. The Board of Directors may redeem the rights, at any time, at $.01 per right, payable in cash, common shares or other consideration. In addition, the Board may also, without consent of the holders of the rights, amend the terms of the rights to lower the threshold for exercisability of the rights.

Stock Option Plans. The Company has in effect a 1986 Supplemental Stock Option Plan (the "1986 Plan") and a 1991 Stock Incentive Plan (the "1991 Plan"). Under the 1991 Plan, incentive and supplemental stock options may be granted to employees, directors and consultants to purchase common stock at a price which is not less than 100% of the market value (or 10% for supplemental stock options) of the shares at the grant date. The options can be granted for periods of up to ten years and are subject to exercise and vesting schedules as determined by the Board of Directors. At December 31, 1994, 1,544,236 shares were available for future grant.

    On June 4, 1993, the Board of Directors offered employees holding non-qualified stock options the opportunity of cancelling options in exchange for new options issued at the then current fair market value at the ratio of two new shares for three cancelled shares. Options covering approximately 4,672,000 shares at prices per share ranging from $10.75 to $38.63 were cancelled and options covering approximately 3,116,000 shares were granted at $10.75 per share.

    On August 2, 1994, the Board of Directors approved an amendment to outstanding non-qualified stock options that provides for accelerated vesting of such options in the event that some person or entity acquires more than 20% of the Company's then outstanding stock without the approval of the Board of Directors.

    The following table summarizes option activity for the past three years.

(In thousands, except per share data)             Shares         Price per Share
-----------------------------------------------------------------------------------
Outstanding at December 31, 1991                  5,677         $ 0.13  -  $38.63
        Granted                                   1,888         $15.38  -  $32.00
        Exercised                                   (86)        $ 0.13  -  $29.13
        Expired or cancelled                       (213)        $ 0.40  -  $38.63
                                                -------

Outstanding at December 31, 1992                  7,266         $ 0.13  -  $38.63
        Granted                                   4,499         $10.75  -  $14.88
        Exercised                                  (108)        $ 0.13  -  $14.67
        Expired or cancelled                     (4,968)        $ 0.40  -  $38.63
                                                -------

Outstanding at December 31, 1993                  6,689         $ 0.13  -  $37.38
        Granted                                     859         $ 1.80  -  $17.75
        Exercised                                  (592)        $ 0.13  -  $17.17
        Expired or cancelled                       (299)        $ 0.13  -  $37.38
                                                -------

OUTSTANDING AT DECEMBER 31, 1994                  6,657         $ 0.40  -  $37.38
                                                =======

    At December 31, 1994, there were options for 3,614,907 shares exercisable under these Plans at $0.40 to $37.38 per share.

Employee Stock Purchase Plan. During 1993, the Board of Directors amended the Company's 1986 Employee Stock Purchase Plan (the "Plan") to increase the number of shares which may be issued by 1,250,000. As of December 31, 1994, the Company has reserved 631,834 shares of common stock for issuance under the Plan. Qualified employees may elect to have between 3% and 15% of their salary withheld pursuant to the Plan. The salary so withheld is then used to purchase shares of the Company's common stock at a price not less than 85% of the market value of the stock on specified dates determined at the commencement of the offering period.

Common Stock Repurchase Program. In 1992, the Board of Directors authorized the repurchase of 8,000,000 shares of the Company's common stock. This program was completed in 1993.

    On October 26, 1993, the Board of Directors authorized the repurchase of an additional 4,000,000 shares over an unspecified period of time. As of December 31, 1994, the Company had repurchased 367,700 shares for an aggregate price of $5.4 million. The difference between the original issue price and the repurchase price has been accounted for as a reduction in retained earnings.

NOTE 8. RESTRUCTURING

In 1993, the Company restructured its worldwide operations in order to address the weakness in the worldwide demand for premium quality medical diagnostic ultrasound products. The restructuring consisted of a series of planned actions, including a reduction of approximately 15% of the Company's worldwide work force, the restructuring of facilities and the write-down of certain assets. In connection with these actions, the Company recorded a one-time pre-tax charge of $12.0 million during the second quarter of 1993. Substantially all of the $1.1 million restructuring balance which remained at December 31, 1993, was used during the year. The actual costs of the restructuring were substantially in alignment with original expectations.

NOTE 9. INCOME TAXES

In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes," which supersedes SFAS No. 96. The Company adopted the provisions of SFAS No. 109 on a prospective basis effective January 1, 1993, and the effect on its financial statements was not significant. In 1992 the Company accounted for income taxes by directive of Accounting Principles Board Opinion No. 11.

    Income before provision for income taxes and the components of the provision for income taxes consisted of the following:

Year Ended December 31,
(In thousands)                            1994           1993          1992
-------------------------------------------------------------------------------
Income (loss) before provision
  for income taxes:
    Domestic                             $23,709        $ 7,677       $57,302
    Foreign                                2,086         (2,872)        1,924
    Eliminations                            (231)        (1,376)         (948)
                                         -------        -------       -------
                                         $25,564        $ 3,429       $58,278
                                         =======        =======       =======
Provision for income taxes:
    Federal
       Current                           $ 8,812        $ 5,175       $19,702
       Deferred                           (3,567)        (5,605)       (2,478)
                                         -------        -------       -------
                                           5,245           (430)       17,224
                                         =======        =======       =======
    State
       Current                             1,362          1,102         4,871
       Deferred                             (748)        (1,217)         (977)
                                         -------        -------       -------
                                             614           (115)        3,894
                                         =======        =======       =======
    Foreign
       Current                             1,438            263           445
       Deferred                               --             --           (91)
                                         -------        -------       -------
                                           1,438            263           354
                                         -------        -------       -------
    Total provision (benefit)            $ 7,297        $  (282)      $21,472
                                         =======        =======       =======

  The provision for income taxes differs from the amounts obtained by applying the Federal statutory rate to income before taxes as follows:

                                                 1994       1993        1992
-------------------------------------------------------------------------------
Federal statutory tax rate                       35.0%      35.0%       34.0%
State taxes, net of Federal
  income tax benefit                              1.6       (7.9)        4.4
Foreign subsidiary income (loss)                  1.8       29.4        (0.5)
Research and development
  tax credits                                   (13.3)     (67.1)       (2.2)
Other                                             3.4        2.4         1.1
                                               ------     ------       -----
  Provision rate                                 28.5%      (8.2)%      36.8%
                                               ======     ======       =====

  The components of deferred tax assets were as follows:

Year Ended December 31,
(In thousands)                                            1994         1993
-------------------------------------------------------------------------------
Reserves not currently deductible                       $12,346      $ 9,032
Inventory amortization                                    5,005        5,315
Accruals not currently deductible                         4,959        5,289
Vacation accrual                                          2,471        1,627
Research and development
  credit carryback                                        2,629           --
Depreciation                                                933          755
State income tax accruals                                (1,368)      (1,213)
Other                                                     1,751          518
                                                        -------      -------
  Deferred tax assets                                   $28,726      $21,323
                                                        =======      =======

NOTE 10. INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates in one industry segment: the development, manufacture and sale of medical diagnostic ultrasound imaging systems and image management products. Acuson products are manufactured at the world headquarters in Mountain View, California, and are sold through a direct sales force in North America, Europe, Australia and Japan, and through distributors in Europe, Asia, South America and the Middle East. Sales from domestic operations to subsidiaries are recorded on the basis of arms-length prices established by the Company.

      A summary of the Company's operations by geographic area for the three years ended December 31, 1994 is as follows:

                                                         From Domestic       From Foreign
(In thousands)                                             Operations         Operations     Eliminations        Total
-------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers               1994          $279,753           $70,731        $     --         $350,484
                                              1993           249,473            45,816              --          295,289
                                              1992           285,970            56,862              --          342,832
-------------------------------------------------------------------------------------------------------------------------
Transfers between geographic areas            1994          $ 38,432           $    --        $(38,432)        $     --
                                              1993            27,907                --         (27,907)              --
                                              1992            32,588                --         (32,588)              --
-------------------------------------------------------------------------------------------------------------------------
Total sales                                   1994          $318,185           $70,731        $(38,432)        $350,484
                                              1993           277,380            45,816         (27,907)         295,289
                                              1992           318,558            56,862         (32,588)         342,832
-------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                       1994          $ 20,515           $ 1,714        $   (231)        $ 21,998
                                              1993             3,361            (3,221)         (1,376)          (1,236)
                                              1992            50,110             1,654            (948)          50,816
-------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes             1994          $ 23,709           $ 2,086        $   (231)        $ 25,564
                                              1993             7,677            (2,872)         (1,376)           3,429
                                              1992            57,302             1,924            (948)          58,278
-------------------------------------------------------------------------------------------------------------------------
Identifiable assets                           1994          $257,915           $49,336        $ (2,613)        $304,638
                                              1993           237,760            39,377          (6,056)         271,081
                                              1992           243,710            39,545          (4,698)         278,557
-------------------------------------------------------------------------------------------------------------------------

Foreign Sales. Shipments to foreign customers from both domestic and foreign operations for each of the three years ended December 31, were as follows:

                                                                  Percent of
(In thousands)                                  Foreign Sales     Total Sales
------------------------------------------------------------------------------
1994                                              $111,144           31.7%
1993                                                78,498           26.6
1992                                                87,500           25.5

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Acuson Corporation:

We have audited the accompanying consolidated balance sheets of Acuson Corporation (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Acuson Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Arthur Andersen LLP

San Jose, California
February 3, 1995

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Acuson's Common Stock, par value $.0001, trades on the New York Stock Exchange under the symbol ACN. The following table sets forth the high and low closing sales price on the New York Stock Exchange for 1994 and 1993.

1994                                                 HIGH            LOW
-----------------------------------------------------------------------------
1ST QUARTER                                         $13.25          $11.38
2ND QUARTER                                          15.25           12.13
3RD QUARTER                                          16.25           11.63
4TH QUARTER                                          18.38           14.88

1993                                                 High            Low
-----------------------------------------------------------------------------
1st Quarter                                         $15.50          $12.13
2nd Quarter                                          14.00           10.75
3rd Quarter                                          12.88           11.13
4th Quarter                                          14.25           12.00

    The approximate number of record holders of the Company's Common Stock as of December 31, 1994, was 1,791.

    Acuson has not paid any cash dividends since its inception and does not anticipate paying cash dividends in the foreseeable future.

CORPORATE DIRECTORY

DIRECTORS

Royce Diener
Retired Chairman
    American Medical
    International, Inc. /1, 3/

Robert J. Gallagher
Chief Operating Officer
    Acuson Corporation /2/

Albert L. Greene
President and
Chief Executive Officer
    Alta Bates Medical Center

Karl H. Johannsmeier
Private Investor

Samuel H. Maslak
President and
Chief Executive Officer
    Acuson Corporation /2/

Alan C. Mendelson
Partner
    Cooley Godward Castro
    Huddleson & Tatum

OFFICERS

Samuel H. Maslak
President and
Chief Executive Officer

Robert J. Gallagher
Chief Operating Officer

Daniel R. Dugan
Senior Vice President
Worldwide Sales,
Service and Marketing

Judith A. Heyboer
Senior Vice President

Bradford C. Anker
Vice President, Manufacturing

Charles H. Dearborn
Vice President
Secretary and General Counsel

Stephen T. Johnson
Vice President, Chief Financial
Officer and Treasurer

L. Thomas Morse
Vice President
Corporate Controller

William C. Varley
Vice President, Cardiology
Business Operations

ACUSON PRINCIPAL FELLOW

Amin M. Hanafy

CORPORATE HEADQUARTERS
1220 Charleston Road
Mountain View, CA  94043
(415) 969-9112

REGIONAL OFFICES
Central Region Office
Cincinnati, Ohio

MidAtlantic Region Office
Columbia, Maryland

Midwest Region Office
Schaumburg, Illinois

Northeast Region Office
Elmwood Park, New Jersey

Southeast Region Office
Atlanta, Georgia

Southwest Region Office
Irving, Texas

Western Region Office
San Jose, California

SUBSIDIARIES

Acuson Pty. Ltd.
Epping, N.S.W.
Australia

Acuson Canada Ltd.
Oakville, Ontario
Canada

Acuson OY
Hameenlinna
Finland

Acuson S.A.R.L.
Les Ulis
France

Acuson GmbH
Erlangen
Germany

Acuson Hong Kong Ltd.
Hong Kong

Acuson S.p.A.
Milan
Italy

Acuson Nippon K.K.
Tokyo
Japan

Acuson A/S
Skarer
Norway

Acuson CIS
Moscow
Russia

Acuson AB
Arlandastad
Sweden

Acuson Ltd.
Uxbridge
United Kingdom

AUDITORS
Arthur Andersen LLP
San Jose, California

REGISTRAR AND TRANSFER AGENT
The First National Bank of Boston
Boston, Massachusetts

STOCK LISTING
Acuson Corporation
Common Stock is traded on the New York Stock Exchange under the symbol ACN.

SHAREHOLDER INFORMATION
Inquiries should be directed to
Shareholder Relations
P.O. Box 7393
Mountain View, California
94039-7393
(800) 433-1447
(415) 969-9112 in California

/1./ Member of Audit Committee
/2./ Member of Executive Committee
/3./ Member of Compensation Committee

Acuson, MultiHertz, XP and the XP logo are registered trademarks of Acuson Corporation. CDE, Color Doppler Energy, DTI, Doppler Tissue Imaging,128XP, AEGIS and The Sonography Management System are trademarks of Acuson Corporation.

ACU541-30M395