Form 10-K, Exhibit 13
period 1996-12-31
ACUSON CORP
filed 1997-03-28
CIK 717014

ACUSON CORPORATION                                                  EXHIBIT 13.1
================================================================================



                               ACUSON CORPORATION
                               ------------------

               PORTION OF THE ANNUAL REPORT TO SECURITY HOLDERS
                -------------------------------------------------

                    INCORPORTED BY REFERENCE INTO FORM 10-K
                    ---------------------------------------




FINANCIAL CONTENTS


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS                 2

             SELECTED CONSOLIDATED FINANCIAL DATA                 6

                                  QUARTERLY  DATA                 6

            CONSOLIDATED STATEMENTS OF OPERATIONS                 7

                      CONSOLIDATED BALANCE SHEETS                 8

            CONSOLIDATED STATEMENTS OF CASH FLOWS                 9

  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                10

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                11

         REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                20

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED
                              STOCKHOLDER MATTERS                21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items in the consolidated statements of operations as percentages of total net sales and the percentage change of each such item from the comparable prior period.

                                                     Percentage of Net Sales      Percentage Change
                                                                                 1996           1995
                                                                                  vs.            vs.
        Year Ended December 31,             1996       1995          1994        1995           1994
-----------------------------------------------------------------------------------------------------------
Net sales
   Product                                  75.4%         75.4%         78.7%     5.3%              (10.1)%
   Service                                  24.6          24.6          21.3      5.1                  8.5
                                           -----         -----         -----

     Total net sales                       100.0         100.0         100.0      5.2                 (6.2)
                                           -----         -----         -----

Cost of sales
   Product                                  40.1          35.6          33.2     18.6                  0.7
   Service                                  12.0          10.9          10.2     15.4                  0.1
                                           -----         -----         -----

     Total cost of sales                    52.1          46.5          43.4     17.8                  0.6
                                           -----         -----         -----

     Gross profit                           47.9          53.5          56.6     (5.7)               (11.3)
                                           -----         -----         -----

Operating expenses
   Selling, general and administrative      36.4          31.7          30.1     20.7                 (1.1)
   Product development                      17.6          20.2          20.2     (8.2)                (6.2)
                                           -----         -----         -----

    Total operating expenses                54.0          51.9          50.3      9.5                 (3.1)
                                           -----         -----         -----

    Income (loss) from operations           (6.1)          1.6           6.3     n/m                 (76.6)

Interest income, net                         0.9           1.2           1.0    (21.1)                11.1
                                           -----         -----         -----

     Income (loss) before income taxes      (5.2)          2.8           7.3     n/m                 (64.5)

Provision for (benefit from) income         (2.1)          0.6           2.1     n/m                 (72.2)
 taxes                                     -----         -----         -----

     Net income (loss)                      (3.1)%         2.2%          5.2%    n/m                 (61.4)%
                                           =====         =====         =====

1996 COMPARED TO 1995

NET SALES for the fiscal year 1996, increased by 5.2% to $346.2 million from $328.9 million in 1995. During 1996, Acuson introduced two new ultrasound platforms, the Sequoia(TM) ultrasound systems, launched in April, and the Aspen(TM) ultrasound system, launched in October. The Sequoia and Aspen systems began shipment in July and November, respectively. With the help of new systems shipments, worldwide product revenues in 1996 increased by $13.1 million to $261.0 million in 1996, a 5.3% increase. The Company experienced an overall decrease in unit volume which was offset by an increase in average unit selling price as a result of the new product introductions. International revenues increased 10.3% in 1996 to $134.2 million, totalling 38.8% of the Company's sales as compared to 37.0% in 1995. Total domestic revenues increased 2.2% to $212.0 million.

The trends of domestic health care provider consolidation and medical cost containment, and intense competition, which have impacted the ultrasound market since 1993, are expected to continue into 1997.

Cost of Sales increased as a percentage of net sales to 52.1% for 1996 compared
-------------
to 46.5% for 1995. The percentage increase in 1996 was primarily a reflection of higher product costs for the manufacturing startup and initial production of the new systems.

Selling, general and administrative costs were $126.1 million for 1996 compared
-----------------------------------
to $104.4 million for 1995. As a percentage of net sales, these expenses increased to 36.4% in 1996 from 31.7% in 1995. The increase was primarily because of the expenses related to the extensive worldwide introduction of the Sequoia and Aspen ultrasound systems. Although these introduction costs will not to recur in 1997, they are expected to be replaced by continued investments in the Company's worldwide distribution networks.

Product development spending for 1996 declined to $60.9 million from $66.4
-------------------
million for 1995. As a percentage of net sales, product development was 17.6% in 1996, a decrease of 2.6 percentage points. The $5.4 million decline in 1996 spending represented a planned reduction following the new product introductions. Although product development expenses have decreased from 1995, the Company maintains a strong commitment to product development programs to develop proprietary technologies.

Benefit from income taxes was $7.4 million in 1996 versus a provision of $2.0
-------------------------
million in 1995. The Company's 1996 overall tax rate was a benefit rate of 41.1% compared to a provision rate of 22.4% in 1995. The benefit was due to federal loss carrybacks, state loss carryforwards and continuing tax credits.

Net loss was $10.6 million in 1996 versus net income of  $7.1 million in 1995.
--------
The results of 1996 were impacted by substantial expenditures for market introduction and manufacturing startup for the new systems.

Long-lived Assets  Effective January 1, 1996, the Company adopted Statement of
-----------------
Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The adoption of SFAS 121 did not have a material impact on the results of operations or financial position of the Company.

Stock Compensation  Effective January 1, 1996, the Company adopted the
------------------
disclosure provisions of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. Note 7 to the Consolidated Financial Statements contains a summary of the pro forma effects on reported net income and earnings per share for 1996 and 1995 based on the fair value of the options granted at grant date as prescribed by SFAS 123.


1995 COMPARED TO 1994

NET SALES in 1995 decreased by 6.2% to $328.9 million from $350.5 million in 1994. Worldwide product revenues in 1995 decreased by $27.9 million from $275.8 million in 1994, a 10.1% decrease. In 1995 the Company experienced decreases in both unit volume and lower average unit selling prices. An increase in unit volume realized in the international market was more than offset by a decrease in the domestic market. The Company's average unit selling price was lower in 1995 as a result of increased sales in the international market, where the Company sold lower priced product configurations and made greater use of international distributors, continued domestic health care provider consolidations and medical cost containment and intense competitive pressures. International revenues increased 9.4% in 1995 to $121.6 million, totalling 37.0% of the Company's sales as compared to 31.7% in 1994. Total domestic revenues decreased 13.4% to $207.3 million.

Cost of Sales increased as a percentage of net sales to 46.5% for 1995 compared
-------------
to 43.4% for 1994. The percentage increase in 1995 was primarily a reflection of reduced product prices, increased sales of lower priced product configurations and slightly higher product costs, partially offset by lower service costs as a percentage of sales.

Selling, general and administrative costs were $104.4 million for 1995 compared
-----------------------------------
to $105.5 million for 1994. As a percentage of net sales, these expenses increased to 31.7% in 1995 from 30.1% in 1994. Costs did not decline at the same rate as sales primarily because planned growth in international distribution expense was only partially offset by decreased legal and domestic selling expenses.

Product development spending for 1995 declined to $66.4 million from $70.8
-------------------
million for 1994. As a percentage of net sales, product development was 20.2% in both 1995 and 1994. The $4.4 million decline in 1995 spending represented a planned reduction in the level of product development.

Provision for income taxes was $2.0 million in 1995 versus $7.3 million in 1994.
--------------------------
The Company's overall tax rate decreased to 22.4% in 1995 from 28.5% in 1994. The decline in the rate was due to continuing tax credits coupled with lower pre-tax profits.

Net income was $7.1 million in 1995 compared to $18.3 million in 1994.  The
----------
decrease was principally the result of a lower volume of sales partially offset by reduced operating expenses.

INFLATION

To date, the Company has not experienced any significant effects from inflation.


LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and short-term investments balance decreased $41.7 million in 1996 versus a decrease of $11.0 million in 1995. The Company used $29.6 million in cash to fund operations, as compared to 1995 when operations generated $26.4 million in cash. Included in the cash generated from operations was the sale of portions of the Company's lease portfolio generating $23.4 million and $3.0 million in cash in 1996 and 1995, respectively. An increase in inventory used $32.8 million in 1996. This increase, mainly in raw materials and work-in-process, was driven by the manufacturing buildup for the newly introduced ultrasound platforms.

The Company's investment activities in property and equipment used $34.5 million in 1996 versus $18.1 million in 1995. The spending increase was due primarily to increased investment of $13.8 million for new product demonstration systems and $7.8 million for manufacturing equipment used to build the new Sequoia and Aspen systems. The Company used $14.6 million in 1996 to repurchase common stock, down from $27.3 million in the prior year. Employee participation in the Company's stock option and stock purchase plans raised $22.1 million in cash in 1996 compared to $7.0 million in 1995.

In 1993, the Board of Directors authorized the repurchase of 4,000,000 shares of the Company's common stock over an unspecified period of time. During 1996, the Company repurchased 986,100 shares at a total cost of $16.8 million. As of December 31, 1996, the Company had repurchased 3,700,900 shares towards the 4,000,000 share repurchase authorization at a cumulative cost of $50.2 million. On October 15, 1996, the Board of Directors authorized the repurchase of an additional 4,000,000 shares over an unspecified period of time. There have been no purchases toward this authorization. As with all purchases thus far, the Company intends to fund future purchases by utilizing the Company's cash balances.

At December 31, 1996, the Company's working capital totalled $110.3 million, including $14.4 million in cash. The Company also has a revolving, unsecured credit facility of $50.0 million which is in effect through March 1997, at which point any outstanding balance would be converted into a note payable. This note payable would have a term of one year with quarterly principal payments. No compensating balances are required. At December 31, 1996, borrowings under the revolving, unsecured credit facility totalled $13.0 million. The Company plans to obtain a new unsecured credit facility in 1997.

Based on its current operating plan, the Company believes that the liquidity provided by its existing cash and short-term investments balance, the borrowing arrangements described above and cash generated from operations will be sufficient to meet the Company's operating and capital requirements for fiscal 1997.


INVESTMENT RISKS

The Shareholders' Letter, subsequent product discussion and the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") sections in this report contain forward-looking statements regarding the Company and its products. These forward-looking statement are based on current expectations and the Company assumes no obligation to update this information. The Company's actual results could differ materially from these discussed in this document. In evaluating the forward-looking statements contained in this document, including those in the final paragraph of The Shareholders' Letter and in the MD&A, prospective investors and shareholders should carefully consider the factors set forth below.

The introduction of the Sequoia and Aspen ultrasound platforms raises several risk factors. Specifically, the success of the Sequoia and Aspen products depends on actual and perceived levels of product performance in a clinical environment; market acceptance of the products and their pricing; successful ramp-up of production; competitor responses including competing products and pricing, intellectual property allegations, and product positioning counterstrategies; developments in other imaging modalities; changes in government regulation of the marketing of ultrasound equipment; and timely completion of future product capabilities. The realizable value of inventory and/or fixed assets for all of the Company's products is dependent on the timing and success of product introduction to the marketplace and market acceptance.

The foregoing Investment Risks relate to the forward-looking statements contained in this document. For a description of the general investment considerations and risks surrounding Acuson's overall business and financial prospects, refer to the Company's Form 10-K filed with the with the Securities and Exchange Commission on March 31, 1997.

------------------------------------------------------------------------------
SELECTED CONSOLIDATED FINANCIAL DATA


Year Ended December 31,
(In thousands, except per share amounts)            1996       1995       1994       1993      1992
-----------------------------------------------------------------------------------------------------
Consolidated Statements of Operations Data:
  Net sales                                      $346,155   $328,922   $350,484   $295,289   $342,832
  Net income (loss)                               (10,613)     7,055     18,267      3,711     36,806

Earnings Per Share:
  Net income (loss)                              $  (0.39)  $   0.25   $   0.62   $   0.13   $   1.08
  Weighted average common and common
     equivalent shares outstanding                 27,502     28,237     29,382     28,934     34,283

Consolidated Balance Sheet Data:
  Working capital                                $110,315   $121,410   $138,336   $113,502   $131,728
  Total assets                                    320,701    295,853    304,638    271,081    278,557
  Stockholders' equity                            195,056    195,997    207,785    183,261    201,146


QUARTERLY DATA (Unaudited)

1996 Quarter Ended
(In thousands, except per share amounts)   DEC. 31    SEPT. 28   JUNE 29    MARCH 30
-------------------------------------------------------------------------------------
Net sales                                  $93,669    $93,305   $ 74,355    $84,826
Gross profit                                43,427     43,520     34,855     44,043
Income (loss) before income taxes           (4,811)     1,570    (16,583)     1,803
Net income (loss)                           (2,939)     1,648    (10,584)     1,262
Earnings (loss) per share                    (0.10)      0.06      (0.39)      0.05

1995 Quarter Ended
(In thousands, except per share amounts)   DEC. 31    SEPT. 30   JULY 1     APRIL 1
-----------------------------------------------------------------------------------
Net sales                                  $83,642    $75,375   $ 81,939    $87,966
Gross profit                                43,727     40,031     44,677     47,483
Income before income taxes                   1,837      2,668      1,428      3,153
Net income                                   1,908      1,894      1,014      2,239
Earnings per share                            0.07       0.07       0.04       0.08

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December  31,
(In thousands, except per share amounts)      1996        1995       1994
---------------------------------------------------------------------------
NET SALES
  Product                                   $260,975    $247,863   $275,754
  Service                                     85,180      81,059     74,730
                                            --------    --------   --------

          Total net sales                    346,155     328,922    350,484
                                            --------    --------   --------

COST OF SALES
  Product                                    138,800     117,043    116,233
  Service                                     41,510      35,961     35,931
                                            --------    --------   --------

          Total cost of sales                180,310     153,004    152,164
                                            --------    --------   --------

          Gross profit                       165,845     175,918    198,320
                                            --------    --------   --------
OPERATING EXPENSES
  Selling, general and administrative        126,067     104,426    105,536
  Product development                         60,926      66,367     70,786
                                            --------    --------   --------

          Total operating expenses           186,993     170,793    176,322
                                            --------    --------   --------


          Income (loss) from operations      (21,148)      5,125     21,998

Interest income, net                           3,127       3,961      3,566
                                            --------    --------   --------

          Income (loss) before income
             taxes                           (18,021)      9,086     25,564

Provision for (benefit from) income
  taxes                                       (7,408)      2,031      7,297
                                            --------    --------   --------
          NET INCOME (LOSS)                 $(10,613)   $  7,055   $ 18,267
                                            ========    ========   ========

EARNINGS (LOSS) PER SHARE                     $(0.39)      $0.25      $0.62
                                            ========    ========   ========

Weighted average common and common
  equivalent shares outstanding               27,502      28,237     29,382
                                            ========    ========   ========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS

December 31,
(In thousands, except per share amounts)                   1996        1995
-----------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                            $   14,413   $  46,135
  Short-term investments                                      ---      10,000
                                                         --------   ---------
     Total cash and short-term investments                 14,413      56,135
  Accounts receivable, net of allowance for
    doubtful accounts of $2,968 in 1996 and
    $2,998 in 1995                                         93,647      77,992
  Inventories                                              83,196      50,484
  Deferred income taxes                                    22,316      24,188
  Other current assets                                     22,388      12,467
                                                         --------   ---------
     Total current assets                                 235,960     221,266
                                                         --------   ---------
PROPERTY AND EQUIPMENT, AT COST
  Furniture and fixtures                                   15,216      14,855
  Test equipment                                           34,718      29,010
  Machinery and equipment                                 111,403      89,871
  Leasehold improvements                                   23,065      23,155
                                                         --------   ---------
                                                          184,402     156,891
  Accumulated depreciation and amortization              (118,518)   (106,647)
                                                         --------   ---------
     Total property and equipment, net                     65,884      50,244
                                                         --------   ---------
OTHER ASSETS
  Net investment in leases, net of current portion          9,413      14,926
                                                         --------   ---------
  Other long-term assets, net                               9,444       9,417
                                                         --------   ---------
     Total assets                                        $320,701   $ 295,853
                                                         ========   =========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term borrowings                                  $ 13,000   $      --
  Accounts payable                                         20,235      16,295
  Accrued compensation                                     28,168      23,800
  Deferred revenue                                         23,967      24,529
  Accrued warranty                                          6,024       4,440
  Accrued income taxes                                      9,992       9,162
  Customer deposits                                         6,921       6,598
  Other accrued liabilities                                17,338      15,032
                                                         --------   ---------
     Total current liabilities                            125,645      99,856
                                                         --------   ---------
COMMITMENTS AND CONTINGENCIES (NOTE 6)

STOCKHOLDERS' EQUITY

  Preferred stock, par value $.0001: authorized,
    10,000 shares; outstanding, none                          --           --
  Common stock and additional paid-in capital,
    common stock par value $.0001: authorized,
    50,000 shares; outstanding, 28,246 shares
    in 1996 and 27,275 shares in 1995                     102,756      79,702
  Cumulative translation adjustment                           527         206
  Unrealized holding gain on investment securities             --          37
  Retained earnings                                        91,773     116,052
                                                         --------   ---------
      Total stockholders' equity                          195,056     195,997
                                                         --------   ---------
      Total liabilities and stockholders' equity        $ 320,701   $ 295,853
                                                        =========   =========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,
(In thousands)                                                              1996        1995        1994
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net income (loss)                                                       $(10,613)   $  7,055    $ 18,267
   Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
       Depreciation and amortization                                         18,773      17,315      19,665
       Provision for losses on accounts receivables                             442        (175)        597
       Tax benefit of employee stock transactions                             4,035         327       1,529
       Changes in:
          Accounts receivable                                               (15,722)      1,510     (15,991)
          Leases receivable                                                   6,461      (5,503)     12,607
          Inventories                                                       (32,805)       (331)     (7,598)
          Deferred income taxes                                                (152)      2,137      (5,370)
          Other current assets                                              (10,783)      2,507        (442)
          Accounts payable                                                    3,945        (106)      3,580
          Accrued compensation                                                4,371         943       4,277
          Deferred revenue                                                     (615)      3,605       1,664
          Accrued warranty                                                    1,584         (35)      1,188
          Accrued income taxes                                                  858      (1,245)      2,354
          Customer deposits                                                     384        (292)       (896)
          Other accrued liabilities                                             245      (1,354)     (2,442)
                                                                           --------    --------    --------
             Net cash provided by (used in) operating activities            (29,592)    (26,358)    (32,989)
                                                                           --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES

   Decrease in short-term investments                                         9,983      28,634       9,139
   Investment in property and equipment                                     (34,465)    (18,154)    (23,708)
   Decrease (increase) in other assets                                        1,893         500      (3,778)
                                                                           --------    --------    --------
             Net cash provided by (used in) investing activities            (22,589)     10,980     (18,347)
                                                                           --------     -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from short-term borrowings                                       18,000          --          --
   Repayment of short-term borrowings                                        (5,000)         --          --
   Repurchase of common stock                                               (14,591)    (27,259)     (7,172)
   Issuance of common stock under stock option and
     stock purchase plans                                                    22,142       6,977       9,477
                                                                           --------    --------    --------
             Net cash provided by (used in) financing activities             20,551     (20,282)      2,305
                                                                           --------    --------    --------

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                    (92)        408         540
                                                                           --------    --------    --------
             Net increase (decrease) in cash and cash equivalents          (31,722)     17,464      17,487
                                                                           --------    --------    --------
CASH AND CASH EQUIVALENTS, BEGINNING OF  YEAR                                46,135      28,671      11,184
                                                                           --------    --------    --------
CASH AND CASH EQUIVALENTS, END OF YEAR                                     $ 14,413    $ 46,135    $ 28,671
                                                                           ========    ========    ========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                Unrealized
                                                                                   Cumulative     Holding                   Total
For the Three Years Ended December 31, 1996                  Common     Stock      Translation     Gain      Retained   Stockholders
(In thousands, except per share amounts)                     Shares     Amount      Adjustment     (Loss)    Earnings      Equity
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                                      28,279    $ 69,115    $(2,259)     $ --      $116,405     $183,261
Effect of adoption of accounting principle                         --          --         --        (19)          --           (19)
Exercise of stock options at $0.13 to $17.17 per share            592       5,454         --         --           --         5,454
Repurchase of common stock at $13.13 to $16.13 per share         (368)       (938)        --         --        (4,460)      (5,398)
Issuance of stock under employee stock purchase plan at
  $9.89 to $10.20 per share                                       401       4,023         --         --            --        4,023
Tax benefit of employee stock transactions                         --       1,529         --         --            --        1,529
Translation adjustments                                            --          --      1,019         --            --        1,019
Unrealized holding loss on investment securities                   --          --         --       (351)           --         (351)
Net income                                                         --          --         --         --        18,267       18,267
                                                               ------    --------     ------       ----       -------     --------
BALANCE, DECEMBER 31, 1994                                     28,904      79,183     (1,240)      (370)      130,212      207,785

Exercise of stock options at $0.40 to $13.92 per share            263       2,186         --         --            --        2,186
Repurchase of common stock at $10.75 to $13.88 per share       (2,347)     (6,785)        --         --       (21,215)     (28,000)
Issuance of stock under employee stock purchase plan
  at $10.52 per share                                             455       4,791         --         --            --        4,791
Tax benefit of employee stock transactions                         --         327         --         --            --          327
Translation adjustments                                            --         --       1,446         --            --        1,446
Unrealized holding gain on investment securities                   --         --          --        407            --          407
Net income                                                         --         --          --         --         7,055        7,055
                                                               ------    --------     ------       ----       -------     --------
BALANCE, DECEMBER 31, 1995                                     27,275      79,702        206         37       116,052      195,997

Exercise of stock options at $0.60 to $19.83 per share          1,494      16,910         --         --            --       16,910
Repurchase of common stock at $14.00 to $16.03 per share         (986)     (3,122)        --         --       (13,666)     (16,788)
Issuance of stock under employee stock purchase plan
 at $11.05 and $11.58 per share                                   463       5,231         --         --            --        5,231
Tax benefit of employee stock transactions                         --       4,035         --         --            --        4,035
Translation adjustments                                            --          --        321         --            --          321
Unrealized holding loss on investment securities                   --          --         --        (37)           --          (37)
Net loss                                                           --          --         --         --       (10,613)     (10,613)
                                                               ------    --------     ------       ----       -------     --------
BALANCE, DECEMBER 31, 1996                                     28,246    $102,756     $  527       $ --       $91,773     $195,056
                                                               ======    ========     ======       ====       =======     ========

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.   NATURE OF OPERATIONS

Founded in 1981, Acuson Corporation (the "Company") is a United States-based multinational corporation. The Company is a leading manufacturer, worldwide marketer and service provider of medical diagnostic ultrasound systems and image management products. The markets for Acuson products are North America, Europe, Australia, Asia, South America and the Middle East. The Company's products are sold primarily to hospitals, private and governmental institutions, health care agencies, medical equipment distributors and doctors' offices.



NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation  The consolidated financial statements include the
---------------------
accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements  The preparation of
-----------------------------------------------------------
financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies  The functional currency of Acuson's foreign
---------------------------------
subsidiaries is the local currency. Acuson translates all assets and liabilities to U.S. dollars at current exchange rates as of the applicable balance sheet date. Sales and expenses are translated at the average exchange rates prevailing during the period. Gains and losses resulting from the translation of the foreign subsidiaries' financial statements are reported as a separate component of stockholders' equity.

Concentration of Credit Risk  The Company provides credit in the form of trade
----------------------------
accounts receivable to hospitals, private and governmental institutions, health care agencies, medical equipment distributors and doctors' offices. Acuson products are manufactured at the world headquarters in Mountain View, California, and are sold through a direct sales force in North America, Europe, Australia and Japan, and through distributors in Europe, Asia, South America and the Middle East. The Company does not generally require collateral to support customer receivables. The Company performs ongoing credit evaluations of its customers and maintains allowances which management believes are adequate for potential credit losses.

Financial Instruments and Credit Risk  The Company operates internationally,
-------------------------------------
giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company enters into foreign currency exchange contracts, which are derivative financial instruments, to reduce exposure to currency exchange risk. The effect of this practice is to minimize the impact of foreign exchange rate movements on the Company's operating results. Hedging activities do not subject the Company to exchange rate risk as gains and losses on these contracts offset gains and losses on the assets, liabilities and transactions being hedged. The Company does not engage in foreign currency speculation nor does it hold or issue financial instruments for trading purposes. Forward contract terms are typically not more than three months. The counterparties to foreign currency exchange contracts are major domestic and international financial institutions.

At December 31, 1996, the Company had forward exchange contracts maturing from January 1997 through April 1997 to sell a net equivalent of approximately $33.5 million of foreign currencies, of which approximately $7.0 million are in French francs, $5.5 million are in Italian lire, $4.2 million are in Australian dollars and $4.1 million are in Japanese yen. The carrying value of these contracts approximates their fair market value as of the year end.


Derivatives  The Company's only use of derivative securities is its routine
-----------
usage of forward contracts to hedge foreign currency exposure.

Inventories  Inventories are stated at the lower of cost (first-in, first-out)
-----------
or market and include material, labor and manufacturing overhead. The components of inventories were as follows as of December 31:

(In thousands)                                                1996      1995
-------------------------------------------------------------------------------
Raw materials                                                $38,224   $26,906
Work-in-process                                               18,740     5,981
Finished goods                                                26,232    17,597
                                                             -------   -------
       Total inventories                                     $83,196   $50,484
                                                             -------   -------


Property and Equipment  Property and equipment are stated at cost and are
----------------------
depreciated or amortized using the straight-line method over the following estimated useful lives:

--------------------------------------------------------------------------------
Furniture and fixtures                              5 years
Test equipment                                    3-5 years
Machinery and equipment                           3-7 years
Leasehold improvements                        Term of lease



Revenue Recognition  Revenues from equipment sales and sales-type leases are
-------------------
generally recognized when the equipment has been shipped and lease contracts, if applicable, have been executed. Estimated costs of installation, which are minimal, are accrued at the time revenue is recognized. Service revenues are recognized ratably over the contractual period or as the services are provided.

Earnings Per Share  Earnings per share is computed based on the weighted average
------------------
number of common and common equivalent shares outstanding during the period.
The modified treasury stock method was used in computing the earnings per share as the number of shares of common stock obtainable upon exercise of outstanding options in the aggregate exceeded 20% of the number of common shares outstanding at the end of the year. Net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding.


Consolidated Statement of Cash Flows  For purposes of the statement of cash
------------------------------------
flows, the Company has classified certain short-term investments as cash equivalents if the original maturity of such investments is three months or less. For purposes of the statements of cash flows, the Company classifies cash flows from hedging contracts in the same category as the cash flows from the items being hedged.

Cash paid for income taxes and interest expense was as follows for each of the years ended December 31:


(In thousands)                                         1996     1995      1994
--------------------------------------------------------------------------------
Income taxes                                          $ 183    $1,193    $8,248
Interest expense                                      $ 322    $   58    $  151

In conjunction with the repurchase of common stock in 1996 and 1995 (see Note
7), the Company incurred a liability due to the timing of the settlement dates.


(In thousands)                               1996        1995        1994
--------------------------------------------------------------------------------
Repurchase of common stock                 $ 16,788    $ 28,000     $ 5,398
Cash paid for repurchase of common stock    (14,591)    (27,259)     (7,172)
                                           --------    --------     -------
       Net cash effect                     $  2,197    $    741     $(1,774)
                                           --------    --------     -------


Reclassifications  Certain information reported in previous years has been
-----------------
reclassified to conform to the 1996 presentation.

Long-lived assets  Effective January 1, 1996, the Company adopted Statement of
-----------------
Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The adoption of SFAS 121 did not have a material impact on the results of operations or financial position of the Company.

Stock Compensation  Effective January 1, 1996, the Company adopted the
------------------
disclosure provisions of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. Note 7 to the Consolidated Financial Statements contains a summary of the pro forma effects on reported net income and earnings per share for 1996 and 1995 based on the fair value of the options granted at grant date as prescribed by SFAS 123.

NOTE 3.   INVESTMENTS

Under Statement of Financial Accounting Standards No. 115, the Company's investments, which consisted entirely of debt securities, (the "securities"), were classified as available-for-sale. All securities were sold during 1996 and were sold for approximately original cost.

As of December 31, 1995, the securities' gross unrealized holding gain was approximately $57,000. The unrealized holding gain of approximately $37,000, net of the tax effect, was reported as a separate component of stockholders'
equity.   The Company sold securities during the year for approximately original cost.

Short-term investments as of December 31, 1995, consisted of the following:

                                    Cost          Market Value      Amount at
Marketable Securities              of Each         at Balance     Which Carried
(In thousands)                      Issue          Sheet Date   in Balance Sheet
--------------------------------------------------------------------------------
Municipal securities                 $7,990          $ 8,002         $ 8,002
U.S. Government and agencies          1,953            1,998           1,998
                                     ------          -------         -------
   Total short-term investments      $9,943          $10,000          $10,000
                                     ------          -------          -------

NOTE 4. SHORT-TERM BORROWINGS

The Company has a revolving, unsecured credit agreement for $50 million through March 1997, at which point any outstanding balance would be converted into a note payable. This note payable would have a term of one year with quarterly principal payments. No compensating balances are required. Under the terms of the revolving, unsecured credit agreement, the interest rate is determined at the time of borrowing and is based on the London interbank offered rate plus a margin, or prime rate. The weighted average borrowings was $6.9 million since the third quarter of 1996 when the facility was first used. The weighted average interest rate on borrowings during the year was 5.9%. The effective rate at December 31, 1996 was 6.1%. At December 31, 1996, borrowings under this
facility totalled $13.0 million.   Borrowing under this facility is subject to
certain debt covenants and the Company is in compliance with these covenants. The Company plans to obtain a new unsecured credit facility in 1997.

NOTE 5.  NET INVESTMENT IN SALES-TYPE LEASES

The Company leases equipment to customers under sales-type leases as defined in Statement of Financial Accounting Standards No. 13. The Company's leasing operations consist of leases of medical equipment which expire over a period of one to six years. The following lists the components of the net investment in sales-type leases as of December 31, 1996:

(In thousands)                                                       Amount
--------------------------------------------------------------------------------
Minimum amounts receivable                                           $14,180
Less: Allowance for uncollectibles                                      (272)
                                                                     -------
 Net minimum lease payments receivable                                13,908
Estimated residual values of leased property                              71

Less: Unearned interest income                                          (553)
                                                                     -------

 Net investment in leases                                             13,426
Less: Current portion (included in other current assets)              (4,013)
                                                                     -------

 Long-term portion                                                   $ 9,413
                                                                     -------


Minimum amounts receivable under existing leases as of December 31, 1996, were as follows:

(In thousands)                                                         Amount
--------------------------------------------------------------------------------
1997                                                                  $ 4,443
1998                                                                    4,364
1999                                                                    3,566
2000                                                                    1,421
2001                                                                      358
Thereafter                                                                 28
                                                                      -------
  Total minimum amounts receivable                                    $14,180
                                                                      -------

The Company sold portions of its lease portfolio, with recourse, for $23.4 million, $3.0 million and $21.6 million in 1996, 1995 and 1994, respectively.
As of December 31, 1996, the maximum recourse liability to the Company for these transactions is approximately $4.4 million.

NOTE 6.   COMMITMENTS AND CONTINGENCIES

The Company leases its facilities and certain other equipment under operating lease agreements expiring through July 31, 2002. Future minimum lease payments as of December 31, 1996, were as follows:


(In thousands)                                                         Amount
--------------------------------------------------------------------------------
1997                                                                  $11,479
1998                                                                   11,040
1999                                                                   10,467
2000                                                                    7,697
2001                                                                    5,563
Thereafter                                                              2,209
                                                                      -------
  Total future minimum lease payments                                 $48,455
                                                                      -------

Rent expense was approximately $11.5 million, $10.7 million and $10.1 million in 1996, 1995 and 1994, respectively.

LEGAL CONTINGENCIES On October 27, 1994, the Company was sued in Ghent, Belgium, by Cormedica NV, in connection with the Company's termination of its distributor relationship with Cormedica. In the suit, Cormedica seeks indemnities and damages in the amount of approximately $2.5 million. The Company intends to defend this suit vigorously.


NOTE 7.   COMMON STOCK

Common Stock Purchase Rights  During 1988, the Company declared a dividend of
----------------------------
one common share purchase right for each then outstanding share of common stock. As a result of the Company's three-for-two split of its common stock in August 1990, each share of common stock now has associated with it two-thirds of one common share purchase right. In addition, two-thirds of one right will be issued with each future share of common stock issued by the Company before the date the rights become exercisable, or before the rights are redeemed by the Company, or before the rights expire on May 15, 1998. The rights will not be exercisable or transferable apart from the common stock until ten days after another person or group of persons acquires 20% of the common stock or commences a tender or exchange offer for at least 20% of the common stock. Each right entitles the holder to purchase from the Company one and one-half shares of common stock at $80 per share, subject to adjustments for dilutive events. In certain circumstances, the right will entitle its holder to purchase a larger number of shares of common stock or stock in an acquiring company. The Board of Directors may redeem the rights, at any time, at $.01 per right, payable in cash, common shares or other consideration. In addition, the Board may also, without consent of the holders of the rights, amend the terms of the rights to lower the threshold for exercisability of the rights.

Stock Option Plans   In May 1995, the stockholders approved the Company's 1995
------------------
Stock Incentive Plan (the "1995 Plan") which authorizes the issuance of up to 3,500,000 shares of common stock in the form of options, restricted stock grants or bonuses, and stock appreciation rights. In addition, the Company has in effect a 1991 Stock Incentive Plan (the "1991 Plan"). Under the 1995 Plan and the 1991 Plan, incentive and supplemental stock options may be granted to employees, directors and consultants to purchase common stock at a price which is not less than 100% of the market value (or 10% for supplemental stock options) of the shares at the grant date. The options can be granted for periods of up to ten years and are subject to exercise and vesting schedules as determined by the Board of Directors. Options covering 3,182,317 shares were available for future grant at December 31, 1996.

On August 2, 1994, the Board of Directors approved an amendment to outstanding non-qualified stock options that provides in general for accelerated vesting of such options in the event that some person or entity acquires more than 20% of the Company's then outstanding stock without the approval of the Board of Directors.

In accordance with the disclosure requirements of SFAS 123, if the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed, income and earnings per share would have been reduced to the pro forma amounts indicated in the table below. The pro forma effect on net income for 1996 and 1995 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.


In thousands, except per share amounts                    1996       1995
--------------------------------------------------------------------------------
Net income (loss) - as reported                         $(10,613)    $7,055
Net income (loss) - pro forma                            (13,668)     5,580
Earnings (loss) per share - as reported                    (0.39)      0.25
Earnings (loss) per share - pro forma                      (0.50)      0.20

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

--------------------------------------------------------------------------------
Expected dividend yield                                0.0 %
Expected stock volatility                             29.8  - 42.4 %
Risk-free interest rate                                5.4  -  6.3 %
Expected life of options from vest date                1.1 years
Forfeiture rate                                        actual

The weighted average fair value of options granted during 1996 and 1995 is $4.40 and $4.02 per share, respectively.

The following table summarizes option activity for the past three years.

(In thousands,
except per share amounts)                 Shares        Price per Share
-------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 1993         6,689          $0.13 - $37.38
             Granted                       859          $1.80 - $17.75
             Exercised                    (592)         $0.13 - $17.17
             Expired or cancelled         (299)         $0.13 - $37.38
                                         -----
                                                       Weighted-Average
                                                        Exercise Price
                                                       ----------------
OUTSTANDING AT DECEMBER 31, 1994          6,657             $13.02
             Granted                      1,395             $12.02
             Exercised                    (263)             $ 8.73
             Expired or cancelled         (718)             $15.07
                                         -----

OUTSTANDING AT DECEMBER 31, 1995          7,071             $12.77
             Granted                      1,433             $15.01
             Exercised                   (1,495)            $11.38
             Expired or cancelled          (589)            $14.45
                                          -----

OUTSTANDING AT DECEMBER 31, 1996          6,420             $13.44
                                          -----

The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                                                         Options Outstanding                           Options Exercisable
                            -----------------------------------------------------------           -------------------------------
                                                          Weighted-
                                                          Average
                                                         Remaining          Weighted                                 Weighted-
 Range of                             Number            Contractual         -Average                Number            Average
Exercise Prices                    Outstanding              Life          Exercise Price           Exercisable      Exercise Price
----------------------------------------------------------------------------------------         ---------------------------------
$ 7.17                                51,869                0.82              $ 7.17                 51,869            $ 7.17
$ 8.67 - 10.75                     1,612,652                6.39              $10.74              1,491,715            $10.74
$11.00 - 11.63                       723,685                8.66              $11.49                214,786            $11.44
$11.63 - 12.38                       456,695                7.84              $12.28                182,520            $12.23
$12.39 - 13.13                       843,010                6.83              $13.09                522,369            $13.09
$13.25 - 14.38                       810,151                8.80              $14.14                 87,276            $13.80
$14.38 - 16.42                     1,075,127                5.06              $15.71                688,681            $16.16
$16.50 - 18.59                       693,754                6.88              $17.55                299,459            $17.90
$18.63 - 29.75                       149,527                3.46              $19.81                145,430            $19.75
$31.38 - 37.38                         3,550                4.46              $33.17                  3,550            $33.17
                           ---------------------------------------------------------            ------------------------------
$ 7.17 - 37.38                     6,420,020                6.83              $13.44                3,687,655          $13.18
------------------------------------------------------------------------------------            ------------------------------

Employee Stock Purchase Plan  Offerings under the 1986 Employee Stock Purchase
----------------------------
Plan (the "1986 Purchase Plan") ended in August 1995. In May 1995, the stockholders approved the Company's 1995 Employee Stock Purchase Plan (the "1995 Purchase Plan"), which authorizes the issuance of up to 2,000,000 shares of common stock, subject to adjustment upon changes in capitalization of the Company. Offerings under the 1995 Purchase Plan commenced in September 1995, and as of December 31, 1996, the Company had reserved 1,537,368 shares of common stock for issuance under the 1995 Purchase Plan. Pursuant to the 1986 Purchase Plan, qualified employees elected to have between 3% and 15% of their salary withheld. The salary so withheld was then used to purchase shares of the Company's common stock at a price not less than 85% of the market value of the stock on the specified dates determined at the commencement of the offering period. The withholding requirements and determination of the stock purchase price under the 1995 Purchase Plan are the same as in the 1986 Purchase Plan. Under the Plans, the Company sold 462,632 shares and 390,519 shares in 1996 and 1995, respectively.

If the Company had elected to recognize the compensation cost based on the fair value of the employee's purchase rights, the cost would have been estimated using the Black-Scholes model with the following assumptions for each of the two six-month periods in 1996 and 1995: dividend yield of zero percent for all periods; an expected life of one half of a year for all periods; expected volatility within a range of 25.3 to 48.5 %; and risk-free interest rates within a range of 5.07 to 6.07 %. The weighted-average fair value of those purchase rights granted in each of the two six-month periods was $3.68 and $3.67 for 1996 and $2.76 and $2.99 for 1995.


Common Stock Repurchase Program  In 1993, the Board of Directors authorized the
-------------------------------
repurchase of 4,000,000 shares over an unspecified period of time. As of December 31, 1996, the Company had repurchased 3,700,900 shares for an aggregate price of $50.2 million. The difference between the original issue price and the repurchase price has been accounted for as a reduction in both common stock and retained earnings. On October 15, 1996, the Board of Directors authorized the repurchase of an additional 4,000,000 shares over an unspecified period of time. There have been no repurchases toward this authorization.

NOTE 8.   INCOME TAXES

Income before provision for income taxes and the components of the provision for income taxes consisted of the following:


Year Ended December 31,                      1996        1995       1994
(In thousands)
--------------------------------------------------------------------------------
Income (loss) before provision for
 income taxes:
       Domestic                            $(14,480)    $6,043    $23,709
       Foreign                               (2,444)     2,300      2,086
       Eliminations                          (1,097)       743       (231)
                                           --------     ------    -------
         Total income (loss) before
          provision                        $(18,021)    $9,086    $25,564
                                           --------     ------    -------
Provision for income taxes:
       Federal
          Current                          $   (187)    $ (400)   $ 8,812
          Deferred                           (5,764)       222     (3,567)
                                           --------     ------    -------
                                             (5,951)      (178)     5,245
                                           --------     ------    -------
       State
          Current                               200       (166)     1,362
          Deferred                           (2,226)       621       (748)
                                           --------     ------    -------
                                             (2,026)       455        614
                                           --------     ------    -------
       Foreign
          Current                             1,111      1,924      1,438
          Deferred                             (542)      (170)        --
                                           --------     ------    -------
                                                569      1,754      1,438
                                           --------     ------    -------
          Total provision (benefit)        $ (7,408)    $2,031    $ 7,297
                                           --------     ------    -------

The provision for income taxes differs from the amounts obtained by applying the Federal statutory rate to income before taxes as follows:

                                                       1996     1995     1994
--------------------------------------------------------------------------------
Federal statutory tax rate                             35.0%    35.0%    35.0%
Research and development tax credits                    7.5    (18.9)   (13.0)
State taxes, net of Federal income tax benefit          7.3      3.1      1.6
Foreign tax credit                                      2.8     (3.4)     0.2
Foreign Sales Corp.  benefits                           0.9     (4.4)    (1.8)
Other                                                  (1.0)    (3.0)     2.6
Non-deductible expenses                                (3.8)     6.5      2.1
Foreign subsidiary income                              (7.6)     7.5      1.8
                                                       ----    -----    -----
       Provision rate                                  41.1%    22.4%    28.5%
                                                       ----    -----    -----


The Company has recorded deferred tax assets of $27.2 million. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of the future taxable income are reduced.

The components of deferred tax assets were as follows:

Year Ended December 31,                                      1996       1995
(In thousands)
--------------------------------------------------------------------------------
Reserves not currently deductible                          $10,146    $10,320
Accruals not currently deductible                            4,661      4,375
Inventory amortization                                       4,153      4,142
Vacation accrual                                             3,206      2,574
State net operating loss and research
 and development credit carryforward                         2,672         --
Depreciation                                                 1,755      1,546
Federal research and development credit                      1,358      4,347
Foreign tax credit and charitable contribution                 679         --
Other                                                          270        766
Capitalized asset                                              253        253
State income tax accruals                                   (1,960)    (1,247)
                                                           -------    -------
          Deferred tax assets                              $27,193    $27,076
                                                           -------    -------


The Company has tax credits, deductions and state net operating losses which will be carried forward. The following lists the carryforward credits, deductions and losses and their year of expiration.


Year Ended December 31,
(In thousands)                                        2001     2011   UNLIMITED
--------------------------------------------------------------------------------
Foreign tax credits                                  $ 499   $   --   $    --
Charitable contributions                               180       --        --
Federal research & development credit                   --    1,358        --
California net operating loss carryforward              --      632        --
California research & development credit                --       --     2,040

NOTE 9. INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

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

A summary of the Company's operations by geographic area for the three years ended December 31 is as follows:

                                           From            From         From  Other     Total From
                                         Domestic        European         Foreign         Foreign
(In thousands)                          Operations      Operations      Operations      Operations      Eliminations       Total
-----------------------------------------------------------------------------------------------------------------------------------

Sales to unaffiliated           1996       $256,784         $69,968         $19,403         $89,371        $      --       $346,155
 customers
                                1995        249,231          69,144          10,547          79,691               --        328,922
                                1994        279,753          57,928          12,803          70,731               --        350,484
-----------------------------------------------------------------------------------------------------------------------------------

Transfers between               1996       $ 62,521         $    --         $    --         $    --        $ (62,521)      $     --
  geographic areas              1995         43,367              --              --              --          (43,367)            --
                                1994         38,432              --              --              --          (38,432)            --
____________________________________________________________________________________________________________________________________

Total sales                     1996       $319,305         $69,968         $19,403         $89,371        $ (62,521)      $346,155
                                1995        292,598          69,144          10,547          79,691          (43,367)       328,922
                                1994        318,185          57,928          12,803          70,731          (38,432)       350,484
-----------------------------------------------------------------------------------------------------------------------------------

Operating income (loss)         1996       $(17,189)        $(3,575)        $   714         $(2,861)       $  (1,098)      $(21,148)
                                1995          2,775           2,961          (1,354)          1,607              743          5,125
                                1994         20,515           1,529             185           1,714             (231)        21,998
-----------------------------------------------------------------------------------------------------------------------------------

Income (loss) before income     1996       $(14,413)        $(3,355)        $   845         $(2,510)       $  (1,098)      $(18,021)

taxes                           1995          6,110           3,405          (1,172)          2,233              743          9,086
                                1994         23,709           1,744             342           2,086             (231)        25,564
-----------------------------------------------------------------------------------------------------------------------------------

Identifiable assets             1996       $293,193         $59,094         $ 6,338         $65,432        $ (37,924)      $320,701
                                1995        241,963          51,759           8,189          59,948           (6,058)       295,853
                                1994        257,915          40,467           8,869          49,336           (2,613)       304,638
-----------------------------------------------------------------------------------------------------------------------------------


FOREIGN SALES Shipments to foreign customers from both domestic and foreign operations for each of the three years ended December 31 were as follows:

                         European   Other Foreign   Total Foreign   Percent of
(In thousands)            Sales         Sales           Sales       Total Sales
--------------------------------------------------------------------------------
    1996                 $85,638       $48,556        $134,194         38.8%

    1995                  86,249        35,359         121,608         37.0

    1994                  74,205        36,939         111,144         31.7

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To Acuson Corporation:

We have audited the accompanying consolidated balance sheets of Acuson Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Acuson Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



Arthur Andersen LLP



San Jose, California
January 31, 1997

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Acuson's Common Stock, par value $.0001, trades on the New York Stock Exchange under the symbol ACN. The following table sets forth the high and low closing sales price on the New York Stock Exchange for 1996 and 1995.

1996                                            HIGH                LOW
-------------------------------------------------------------------------------
1st Quarter                                    $15.75              $12.25

2nd Quarter                                     20.50               14.38

3rd Quarter                                     18.13               12.88

4th Quarter                                     24.75               16.63


1995                                            HIGH                LOW
-------------------------------------------------------------------------------
1st Quarter                                    $16.63              $11.38

2nd Quarter                                     12.38               10.88

3rd Quarter                                     13.88               11.50

4th Quarter                                     13.38               10.75


The approximate number of shareholders of record of the Company's Common Stock as of December 31, 1996 was 1,415. Acuson has not paid any cash dividends since its inception and does not anticipate paying cash dividends in the foreseeable future.