Form 10-K, Exhibit 13
period 1997-12-31
ACUSON CORP
filed 1998-03-27
CIK 717014

ACUSON CORPORATION                                                  EXHIBIT 13.1
________________________________________________________________________________


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

                                                     Percentage of Net Sales                         Percentage Change
                                                                                                    1997           1996
                                                                                                     vs.            vs.
Year Ended December 31,                        1997           1996           1995                   1996           1995
____________________________________________________________________________________________________________________________

Net sales
     Product                                       80.5%          75.4%          75.4%              35.1%           5.3%
     Service                                       19.5           24.6           24.6                0.1            5.1
                                                  -----          -----          -----
          Total net sales                         100.0          100.0          100.0               26.5            5.2
                                                  -----          -----          -----
Cost of sales
     Product                                       42.9           40.1           35.6               35.3           18.6
     Service                                        9.9           12.0           10.9                4.2           15.4
                                                  -----          -----          -----
               Total cost of sales                 52.8           52.1           46.5               28.1           17.8
                                                  -----          -----          -----
               Gross profit                        47.2           47.9           53.5               24.7           (5.7)
                                                  -----          -----          -----
Operating expenses
     Selling, general and administrative           27.5           36.4           31.7               (4.4)          20.7
     Product development                           13.1           17.6           20.2               (6.0)          (8.2)
                                                  -----          -----          -----
         Total operating expenses                  40.6           54.0           51.9               (4.9)           9.5
                                                  -----          -----          -----
            Income (loss) from operations           6.6           (6.1)           1.6                  *              *
Interest income, net                                0.2            0.9            1.2              (72.5)         (21.1)
                                                  -----          -----          -----
            Income (loss) before income
             taxes                                  6.8           (5.2)           2.8                  *              *
Provision for (benefit from) income taxes           1.7           (2.1)           0.6                  *              *
                                                  -----          -----          -----
            Net income (loss)                       5.1%          (3.1)%          2.2%                 *              *
                                                  =====          =====          =====

* not meaningful


1997 COMPARED WITH 1996

Net sales increased 26.5% to $437.8 million for the year ended December 31, 1997, compared with $346.2 million for the year ended December 31, 1996. The increase was primarily due to shipments of the Sequoia(R) ultrasound systems and the Aspen(TM) ultrasound system, which began in July and November of 1996, respectively. Worldwide service revenue remained relatively constant at $85.3 million compared with $85.2 million for the years ended December 31, 1997 and 1996, respectively. Domestic net sales increased 38.0% to $292.5 million for the year ended December 31, 1997, compared with $212.0 million for 1996. Domestic net sales accounted for 66.8% of total net sales in 1997, compared with 61.2% of total net sales in 1996. International net sales increased 8.3% to $145.3 million for the year ended December 31, 1997, compared with $134.2 million for 1996. International net sales accounted for 33.2% of total net sales in 1997, compared with 38.8% of total net sales in 1996. Although international net sales grew over the prior year, incoming orders and revenues were negatively impacted by weakness in certain markets in Asia and Europe, and by the current strength of the U.S. dollar. The Company expects these trends to continue in 1998.

Cost of Sales increased as a percentage of net sales to 52.8% for 1997 compared with 52.1% for 1996. The increase was primarily due to product mix changes and higher service costs.

Selling, general and administrative expenses for the year ended December 31, 1997, declined to 27.5% of net sales, or $120.5 million, compared with 36.4% of net sales, or $126.1 million for 1996. In the prior year, significant advertising and other product launch-related expenses were incurred in connection with the introduction of the Sequoia and Aspen ultrasound systems.

Product development spending for 1997 declined to $57.3 million or 13.1% of net sales, compared with $60.9 million or 17.6% of net sales for 1996. The decrease was primarily due to reduced prototype expenses from the 1996 period when the Company was completing development of the Sequoia and Aspen products. Although product development expenses have declined in 1997, the Company plans to continue to aggressively support new product programs.

Provision for income taxes was $7.5 million in 1997 compared with a benefit of $7.4 million in 1996. The Company's 1997 effective tax rate was a provision of 25.0% compared with a benefit of 41.1% in 1996. The reduced 1997 provision, when compared to the Federal statutory rate of 35.0%, was primarily the result of the research and development tax credit. The prior year benefit resulted from the carryback of 1996 losses to pre-1996 tax liabilities.

Net income was $22.4 million in 1997 compared with a net loss of $10.6 million in 1996. The 1996 loss resulted primarily from substantial expenditures for manufacturing, marketing and other product launch-related expenses in conjunction with the worldwide introduction of the Company's Sequoia and Aspen ultrasound systems.


1996 COMPARED WITH 1995

Net sales for the fiscal year 1996 increased by 5.2% to $346.2 million from $328.9 million in 1995. During 1996, Acuson introduced two new ultrasound platforms, the Sequoia ultrasound systems, launched in April, and the Aspen ultrasound system, launched in October. The Sequoia and Aspen systems began shipment in July and November, respectively. With the help of new systems shipments, worldwide product revenues in 1996 increased by $13.1 million to $261.0 million, a 5.3% increase. The Company experienced an overall decrease in unit volume which was offset by an increase in average unit selling price as a result of the new product introductions. International revenues increased 10.3% in 1996 to $134.2 million, totaling 38.8% of the Company's sales as compared with 37.0% in 1995. Total domestic revenues increased 2.2% to $212.0 million.

Cost of Sales increased as a percentage of net sales to 52.1% for 1996 compared with 46.5% for 1995. The percentage increase in 1996 was primarily a reflection of higher product costs for the manufacturing startup and initial production of the new systems.

Selling, general and administrative costs were $126.1 million for 1996 compared with $104.4 million for 1995. As a percentage of net sales, these expenses increased to 36.4% in 1996 from 31.7% in 1995. The increase was primarily because of the expenses related to the extensive worldwide introduction of the Sequoia and Aspen ultrasound systems.

Product development spending for 1996 declined to $60.9 million from $66.4 million for 1995. As a percentage of net sales, product development was 17.6% in 1996, a decrease of 2.6 percentage points. The $5.4 million decline in 1996 spending represented a planned reduction following the new product introductions.

Benefit from income taxes was $7.4 million in 1996 versus a provision of $2.0 million in 1995. The Company's 1996 overall tax rate was a benefit rate of 41.1% compared with a provision rate of 22.4% in 1995. The benefit was due to federal loss carrybacks, state loss carryforwards and continuing tax credits.

Net loss was $10.6 million in 1996 versus net income of $7.1 million in 1995. The results of 1996 were impacted by substantial expenditures for market introduction and manufacturing startup for the new systems.


INFLATION

To date, the Company has not experienced any significant effects from inflation.


LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents balance increased $8.3 million in 1997 to $22.7 million. The Company's short-term borrowings also increased $19.0 million in 1997 to $32.0 million. During 1997 the Company generated $31.3 million in cash from operations. Primary sources of cash included net income of $22.4 million and a $7.4 million decrease in inventory. The primary use of cash was a $39.7 million increase in accounts receivable. The decrease in inventory was a result of reducing product inventories that had been built up in 1996 in preparation for new product introductions. The increase in accounts receivable was primarily due to higher revenues, changes in shipping patterns, and lengthening collections in certain areas. During 1996 the Company used $29.6 million in cash from operations.

The Company's investing and financing activities for 1997 used $22.4 million in cash. The Company purchased $37.4 million of equipment during the year, primarily consisting of computer and test equipment. Included in the financing activities for 1997 was $20.8 million raised through employee participation in the Company's stock option and stock purchase plans and $33.3 million used for share repurchases. During 1996, employee participation in the Company's stock plans generated $22.1 million and repurchases of common stock used $14.6 million. Also included in the financing activities for 1997 was net short-term borrowings of $19.0 million. During 1996, the Company received net short-term borrowings of $13.0 million.

In 1993, the Board of Directors authorized the repurchase of 4,000,000 shares of the Company's common stock over an unspecified period of time. In 1996, the Board of Directors authorized the repurchase of an additional 4,000,000 shares of common stock over an unspecified period of time. During 1997, the Company completed the 1993 repurchase authorization by repurchasing 299,100 shares at a total cost of $8.0 million. Also during 1997, the Company repurchased 1,262,800 shares at a total cost of $25.2 million towards the 1996 repurchase authorization. Total stock repurchases during 1997 were 1,561,900 shares at a total cost of $33.2 million.

Working capital as of December 31, 1997 increased $8.3 million over the prior year due to increased cash flow from operations and growth in accounts receivable balances primarily from higher net sales, partially offset by stock repurchases. At December 31, 1997, the Company's working capital totaled $118.6 million.

The Company has a revolving, unsecured credit agreement for $75.0 million which is in effect through March 2000. Under the terms of the agreement, no compensating balances are required and the interest rate is determined at the time of borrowing based on the London interbank offered rate plus a margin, or prime rate. For the year ended December 31, 1997, the weighted average borrowings were $16.6 million and the weighted average interest rate was 6.6%. At December 31, 1997, borrowings under this facility, which are subject to certain debt covenants, totaled $32.0 million and the effective rate was 7.0%.

Based on its current operating plan, the Company believes that the liquidity provided by its existing cash balance, cash generated from operations and the borrowing arrangement described above will be sufficient to meet the Company's operating and capital requirements for fiscal 1998.


INVESTMENT RISKS

The Shareholders' Letter, subsequent product discussion and the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") sections in this report contain forward-looking statements regarding the Company and its products. These forward-looking statements are based on current expectations and the Company assumes no obligation to update this information. The Company's actual results could differ materially from those discussed in this document. In evaluating the forward-looking statements contained in this document, including those in the Opportunities for Continued Growth section and the final paragraph of the Shareholders' Letter, and in the MD&A, prospective investors and shareholders should carefully consider the factors set forth below.

The success of the Company's products depends on the timely completion of additional product capabilities and software updates; actual and perceived levels of product performance in a clinical environment compared to other imaging modalities and competitive ultrasound systems; continued market acceptance of the products and their pricing; and competitor responses including recently introduced competitive products, pricing, intellectual property allegations and product positioning counter-strategies. The Company's business is subject to further risks from developments in other imaging modalities and changes in government regulation of the marketing of ultrasound equipment.
Also, the Company's business is subject to risks from potential negative impacts from weakness in certain markets in Asia and Europe, the potential uncertainty relating to the collectability of accounts receivable balances from companies in certain South American and Asian countries, and by the current strength of the U.S. dollar.

The foregoing Investment Risks relate to the forward-looking statements contained in this document. For a description of the general investment considerations and risks surrounding the Company's overall business and financial prospects, refer to the Company's Form 10-K filed with the Securities and Exchange Commission for fiscal year 1997.


NEW ACCOUNTING STANDARDS

Earnings Per Share Effective December 15, 1997, the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share." This statement established new standards for the computation, presentation and disclosure requirements for earnings per share. In accordance with the provisions of SFAS 128, all prior period earnings per share data have been restated. The adoption of SFAS 128 did not have a material effect on the Company's financial statements. Please see Note 8 to the consolidated financial statements for further discussion.

Capital Structure Effective December 15, 1997, the Company adopted Statement of Financial Accounting Standards No. 129 ("SFAS 129"), "Disclosure of Information about Capital Structure." The adoption of SFAS 129 did not have a material effect on the Company's financial statements.

Comprehensive Income In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, ("SFAS 130"), "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. This adoption will not have a material effect on the Company's financial statements.

Segment Reporting In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, ("SFAS 131"), "Disclosures About Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. This adoption will not have a material effect on the Company's financial statements.


YEAR 2000 COMPLIANCE

The Company is currently in the process of implementing a project to make its computer systems Year 2000 compliant. This includes a major computer system conversion to replace its current business computing environment with an enterprise-wide business information system and is scheduled to be completed before the year 2000. Please refer to the Company's Form 10-K filed with the Securities and Exchange Commission for fiscal year 1997 for further discussion.

________________________________________________________________________________

SELECTED CONSOLIDATED FINANCIAL DATA


Year Ended December 31,
(In thousands, except per share amounts)                       1997      1996       1995      1994      1993
--------------------------------------------------------------------------------------------------------------
Consolidated Statements of Operations Data
  Net sales                                                  $437,762  $346,155   $328,922  $350,484  $295,289
  Net income (loss)                                            22,377   (10,613)     7,055    18,267     3,711

Earnings Per Share Data
  Net income (loss)
    Basic                                                    $   0.78  $  (0.39)  $   0.25  $   0.64  $   0.13
    Diluted                                                  $   0.73  $  (0.39)  $   0.25  $   0.62  $   0.13
  Weighted average common and common equivalent shares
   outstanding
    Basic                                                      28,807    27,508     28,236    28,600    28,939
    Diluted                                                    30,627    27,508     28,662    29,393    29,548

Consolidated Balance Sheet Data
  Working capital                                            $118,605  $110,315   $121,410  $138,336  $113,502
  Total assets                                                362,828   320,701    295,853   304,638   271,081
  Stockholders' equity                                        210,099   195,056    195,997   207,785   183,261


 QUARTERLY DATA (Unaudited)

1997 Quarter Ended
(In thousands, except per share amounts)                  DEC. 31             SEPT. 27             JUNE 28           MARCH 29
------------------------------------------------------------------------------------------------------------------------------
Net sales                                                  $117,399             $100,090            $112,692          $107,581
Gross profit                                                 56,620               47,539              51,839            50,761
Income before income taxes                                    7,610                5,664               7,899             8,660
Net income                                                    6,259                4,529               5,744             5,845
Earnings per share
  Basic                                                        0.22                 0.16                0.20              0.20
  Diluted                                                      0.21                 0.15                0.19              0.19


1996 Quarter Ended
(In thousands, except per share amounts)                  DEC. 31             SEPT. 28             JUNE 29           MARCH 30
------------------------------------------------------------------------------------------------------------------------------
Net sales                                                  $ 93,669             $ 93,305            $ 74,355          $ 84,826
Gross profit                                                 43,427               43,520              34,855            44,043
Income (loss) before income taxes                            (4,811)               1,570             (16,583)            1,803
Net income (loss)                                            (2,939)               1,648             (10,584)            1,262
Earnings (loss) per share
  Basic                                                       (0.10)                0.06               (0.39)             0.05
  Diluted                                                     (0.10)                0.06               (0.39)             0.05

 CONSOLIDATED STATEMENTS OF OPERATIONS



Year Ended December  31,
(In thousands, except per share amounts)                                     1997                1996                 1995
----------------------------------------------------------------------------------------------------------------------------
NET SALES
  Product                                                                  $352,476            $260,975             $247,863
  Service                                                                    85,286              85,180               81,059
                                                                           --------            --------             --------
     Total net sales                                                        437,762             346,155              328,922
                                                                           --------            --------             --------
COST OF SALES
  Product                                                                   187,737             138,800              117,043
  Service                                                                    43,266              41,510               35,961
                                                                           --------            --------             --------
     Total cost of sales                                                    231,003             180,310              153,004
                                                                           --------            --------             --------
     Gross profit                                                           206,759             165,845              175,918
                                                                           --------            --------             --------
OPERATING EXPENSES
  Selling, general and administrative                                       120,499             126,067              104,426
  Product development                                                        57,286              60,926               66,367
                                                                           --------            --------             --------
     Total operating expenses                                               177,785             186,993              170,793
                                                                           --------            --------             --------
     Income (loss) from operations                                           28,974             (21,148)               5,125
Interest income, net                                                            859               3,127                3,961
                                                                           --------            --------             --------
     Income (loss) before income taxes                                       29,833             (18,021)               9,086
Provision for (benefit from) income taxes                                     7,456              (7,408)               2,031
                                                                           --------            --------             --------
     NET INCOME (LOSS)                                                     $ 22,377            $(10,613)            $  7,055
                                                                           ========            ========             ========
EARNINGS (LOSS) PER SHARE
  Basic                                                                       $0.78              $(0.39)               $0.25
                                                                           ========            ========             ========
  Diluted                                                                     $0.73              $(0.39)               $0.25
                                                                           ========            ========             ========
Weighted average common and common equivalent shares outstanding
  Basic                                                                      28,807              27,508               28,236
                                                                           ========            ========             ========
  Diluted                                                                    30,627              27,508               28,662
                                                                           ========            ========             ========


The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

December 31,
(In thousands, except per share amounts)                                                 1997                1996
---------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                            $  22,735           $  14,413
  Accounts receivable, net of allowance for doubtful accounts
     of $3,475 in 1997 and $2,968 in 1996                                                131,067              93,647
  Inventories                                                                             75,517              83,196
  Deferred income taxes                                                                   25,244              22,316
  Other current assets                                                                    16,771              22,388
                                                                                       ---------           ---------
     Total current assets                                                                271,334             235,960
                                                                                       ---------           ---------
PROPERTY AND EQUIPMENT, AT COST
  Furniture and fixtures                                                                  14,893              15,216
  Test equipment                                                                          39,638              34,718
  Machinery and equipment                                                                125,429             111,403
  Leasehold improvements                                                                  27,559              23,065
                                                                                       ---------           ---------
                                                                                         207,519             184,402
  Accumulated depreciation and amortization                                             (136,888)           (118,518)
                                                                                       ---------           ---------
     Total property and equipment, net                                                    70,631              65,884
                                                                                       ---------           ---------
OTHER ASSETS
  Net investment in leases, net of current portion                                        10,528               9,413
                                                                                       ---------           ---------
  Other long-term assets, net                                                             10,335               9,444
                                                                                       ---------           ---------
     Total assets                                                                      $ 362,828           $ 320,701
                                                                                       =========           =========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term borrowings                                                                $  32,000           $  13,000
  Accounts payable                                                                        21,975              20,235
  Accrued compensation                                                                    30,725              28,168
  Deferred revenue                                                                        21,711              23,967
  Accrued warranty                                                                         8,955               6,024
  Accrued income taxes                                                                    14,177               9,992
  Customer deposits                                                                        7,159               6,921
  Other accrued liabilities                                                               16,027              17,338
                                                                                       ---------           ---------
     Total current liabilities                                                           152,729             125,645
                                                                                       ---------           ---------
COMMITMENTS AND CONTINGENCIES (NOTE 5)
STOCKHOLDERS' EQUITY
  Preferred stock, par value $0.0001: authorized, 10,000 shares;
      outstanding, none                                                                       --                  --
  Common stock and additional paid-in capital, common stock par value
           $0.0001: authorized, 50,000 shares; outstanding, 28,244 shares in
            1997 and 28,246 shares in 1996                                               123,968             102,756
  Cumulative translation adjustment                                                       (1,472)                527
  Retained earnings                                                                       87,603              91,773
                                                                                       ---------           ---------
     Total stockholders' equity                                                          210,099             195,056
                                                                                       ---------           ---------

     Total liabilities and stockholders' equity                                        $ 362,828           $ 320,701
                                                                                       =========           =========

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


Year Ended December 31,
(In thousands)                                                                1997           1996           1995
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

 Net income (loss)                                                            $ 22,377       $(10,613)      $  7,055
 Adjustments to reconcile net income (loss) to net cash provided by
  (used in) operating activities:
    Depreciation and amortization                                               22,356         18,773         17,315
    Provision for losses on accounts receivables                                   868            442           (175)
    Tax benefit of employee stock transactions                                   6,970          4,035            327
    Changes in:
     Accounts receivable                                                       (39,665)       (15,722)         1,510
     Leases receivable                                                          (1,698)         6,461         (5,503)
     Inventories                                                                 7,439        (32,805)          (331)
     Deferred income taxes                                                      (3,697)          (152)         2,137
     Other current assets                                                        5,960        (10,783)         2,507
     Accounts payable                                                            1,950          3,945           (106)
     Accrued compensation                                                        2,976          4,371            943
     Deferred revenue                                                           (1,700)          (615)         3,605
     Accrued warranty                                                            2,931          1,584            (35)
     Accrued income taxes                                                        4,182            858         (1,245)
     Customer deposits                                                             386            384           (292)
     Other accrued liabilities                                                    (358)           245         (1,354)
                                                                              --------       --------       --------
      Net cash provided by (used in) operating activities                       31,277        (29,592)        26,358
                                                                              --------       --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES

 Decrease in short-term investments                                                 --          9,983         28,634
 Investment in property and equipment                                          (37,377)       (36,699)       (20,271)
 Sale of fixed assets                                                            8,850          2,234          2,117
 Decrease (increase) in other assets                                              (427)         1,893            500
                                                                              --------       --------       --------
      Net cash provided by (used in) investing activities                      (28,954)       (22,589)        10,980
                                                                              --------       --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES

 Proceeds from short-term borrowings                                            35,000         18,000             --
 Repayment of short-term borrowings                                            (16,000)        (5,000)            --
 Repurchase of common stock                                                    (33,315)       (14,591)       (27,259)
 Issuance of common stock under stock option
     and stock purchase plans                                                   20,846         22,142          6,977
                                                                              --------       --------       --------
      Net cash provided by (used in) financing activities                        6,531         20,551        (20,282)
                                                                              --------       --------       --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                      (532)           (92)           408
                                                                              --------       --------       --------
         Net increase (decrease) in cash and cash equivalents                    8,322        (31,722)        17,464
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                    14,413         46,135         28,671
                                                                              --------       --------       --------
CASH AND CASH EQUIVALENTS, END OF YEAR                                        $ 22,735       $ 14,413       $ 46,135
                                                                              ========       ========       ========

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                                   Unrealized
                                                   Common Stock       Cumulative     Holding                   Total
For the Three Years Ended December 31, 1997    -------------------   Translation      Gain      Retained   Stockholders'
(In thousands, except per share amounts)         Shares    Amount     Adjustment     (Loss)     Earnings       Equity
------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                       28,904   $ 79,183       $(1,240)       $(370)  $130,212        $207,785

Exercise of stock options at $0.40 to
 $13.92 per share                                   263      2,186            --           --         --           2,186
Repurchase of common stock at $10.75 to
 $13.88 per share                                (2,347)    (6,785)           --           --    (21,215)        (28,000)
Issuance of stock under employee
 stock purchase plan at $10.52 per share            455      4,791            --           --         --           4,791
Tax benefit of employee stock transactions           --        327            --           --         --             327
Translation adjustments                              --         --         1,446           --         --           1,446
Unrealized holding gain on investment
 securities                                          --         --            --          407         --             407
Net income                                           --         --            --           --      7,055           7,055
                                                 ------   --------   -----------   ----------   --------        --------
BALANCE, DECEMBER 31, 1995                       27,275     79,702           206           37    116,052         195,997

Exercise of stock options at $0.60 to
 $19.83 per share                                 1,494     16,910            --           --         --          16,910
Repurchase of common stock at $14.00 to
 $16.03 per share                                  (986)    (3,122)           --           --    (13,666)        (16,788)
Issuance of stock under employee
 stock purchase plan at $11.05 and $11.58
   per share                                        463      5,231            --           --         --           5,231
Tax benefit of employee stock transactions           --      4,035            --           --         --           4,035
Translation adjustments                              --         --           321           --         --             321
Unrealized holding loss on investment
 securities                                          --         --            --          (37)        --             (37)
Net loss                                             --         --            --           --    (10,613)        (10,613)
                                                 ------   --------   -----------   ----------   --------        --------
BALANCE, DECEMBER 31, 1996                       28,246    102,756           527           --     91,773         195,056

Exercise of stock options at $7.17 to
 $20.63 per share                                 1,142     14,579            --           --         --          14,579
Repurchase of common stock at $15.93 to
 $28.75 per share                                (1,561)    (6,604)           --           --    (26,547)        (33,151)
Issuance of stock under employee
 stock purchase plan at $11.69  and $22.90
   per share                                        417      6,267            --           --         --           6,267
Tax benefit of employee stock transactions           --      6,970            --           --         --           6,970
Translation adjustments                              --         --        (1,999)          --         --          (1,999)
Net income                                           --         --            --           --     22,377          22,377
                                                 ------   --------   -----------   ----------   --------        --------

BALANCE, DECEMBER 31, 1997                       28,244   $123,968       $(1,472)  $      --    $ 87,603        $210,099
                                                 ======   ========   ===========   ==========   ========        ========

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  NATURE OF OPERATIONS

Founded in 1981, Acuson Corporation (the "Company") is a United States-based multinational corporation. The Company is a leading manufacturer, worldwide marketer and service provider of medical diagnostic ultrasound systems and image management products. The markets for Acuson products are North America, Europe, Australia, Asia, South America and the Middle East. The Company's products are sold primarily to hospitals, private and governmental institutions, healthcare agencies, medical equipment distributors and doctors' offices.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies The functional currency of the Company's foreign subsidiaries is the local currency. The Company translates all assets and liabilities to U.S. dollars at current exchange rates as of the applicable balance sheet date. Sales and expenses are translated at the average exchange rates prevailing during the period. Gains and losses resulting from the translation of the foreign subsidiaries' financial statements are reported as a separate component of stockholders' equity.

Concentration of Credit Risk The Company provides credit in the form of trade accounts receivable and leases to hospitals, private and governmental institutions, healthcare agencies, medical equipment distributors and doctors' offices. The Company's products are manufactured at its world headquarters in Mountain View, California, and are sold through a direct sales force in North America, Europe, Australia and Japan, and through distributors in Europe, Asia, South America and the Middle East. The Company does not generally require collateral to support customer receivables. The Company performs ongoing credit evaluations of its customers and maintains allowances which management believes are adequate for potential credit losses.

Financial Instruments and Credit Risk The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company enters into foreign currency exchange contracts, which are derivative financial instruments, to reduce exposure to currency exchange risk. The effect of this practice is to minimize the impact of foreign exchange rate movements on the Company's operating results. Hedging activities do not subject the Company to exchange rate risk, as gains and losses on these contracts offset gains and losses on the assets, liabilities and transactions being hedged. The Company does not engage in foreign currency speculation nor does it hold or issue financial instruments for trading purposes. Forward contract terms are typically not more than three months. The counterparties to foreign currency exchange contracts are major domestic and international financial institutions.

At December 31, 1997, the Company had forward exchange contracts maturing from January 1998 through April 1998 to sell a net equivalent of approximately $43.5 million of foreign currencies, of which approximately $9.9 million are in French francs, $9.7 million are in Italian lire, $7.6 million are in Japanese yen, $3.5 million are in Australian dollars, $3.4 million are in German deutsche marks and $3.0 million are in Swedish krona. The carrying value of these contracts approximates their fair market value as of the year end.

Derivatives The Company's only use of derivative securities is its routine usage of forward contracts to hedge foreign currency exposure.

Inventories Inventories are stated at the lower of cost (first-in, first-out) or market and include material, labor and manufacturing overhead. The components of inventories were as follows as of December 31:

(In thousands)                                                                                1997          1996
----------------------------------------------------------------------------------------------------------------
Raw materials                                                                               $29,057      $38,224
Work-in-process                                                                              16,379       18,740
Finished goods                                                                               30,081       26,232
                                                                                            -------      -------
     Total inventories                                                                      $75,517      $83,196
                                                                                            -------      -------

Property and Equipment Property and equipment are stated at cost and are depreciated or amortized using the straight-line method over the following estimated useful lives:

---------------------------------------------------------------------------
Furniture and fixtures                                              5 years
Test equipment                                                    3-5 years
Machinery and equipment                                           3-6 years
Leasehold improvements                                        Term of lease

Revenue Recognition Revenues from equipment sales and sales-type leases are generally recognized when the equipment has been shipped and lease contracts, if applicable, have been executed. Estimated costs of installation, which are minimal, are accrued at the time revenue is recognized. Service revenues are recognized ratably over the contractual period or as the services are provided.

Earnings Per Share Effective December 15, 1997, the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share." SFAS 128 replaced the presentation of primary earnings per share with a presentation of basic earnings per share and required dual presentation of basic and diluted earnings per share on the face of the income statement. In accordance with the provisions of SFAS 128, all prior period earnings per share data have been restated. The adoption of SFAS 128 did not have a material effect on the Company's financial statements. See Note 8 to the consolidated financial statements for further discussion.

Consolidated Statement of Cash Flows For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For purposes of the statements of cash flows, the Company classifies cash flows from hedging contracts in the same category as the cash flows from the items being hedged.

Cash paid for income taxes and interest expense were as follows for each of the years ended December 31:

(In thousands)                                                    1997               1996               1995
-------------------------------------------------------------------------------------------------------------------
Income taxes                                                     $  953              $ 183             $1,193
Interest expense                                                 $1,137              $ 322             $   58

In conjunction with the repurchase of common stock in 1997, 1996 and 1995 (see
Note 6), the Company incurred a liability due to the timing of the settlement dates.

(In thousands)                                                     1997                1996                1995
---------------------------------------------------------------------------------------------------------------------
Repurchase of common stock                                       $ 33,151            $ 16,788            $ 28,000
Cash paid for repurchase of common stock                          (33,315)            (14,591)            (27,259)
                                                                 --------            --------            --------
        Net cash effect                                          $   (164)           $  2,197            $    741
                                                                 --------            --------            --------

Reclassifications Certain information reported in previous years has been reclassified to conform to the 1997 presentation.

Capital Structure Effective December 15, 1997, the Company adopted Statement of Financial Accounting Standards No. 129 ("SFAS 129"), "Disclosure of Information about Capital Structure." The adoption of SFAS 129 did not have a material impact on the results of operations or financial position of the Company.

Comprehensive Income In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." This statement establishes standards for reporting and displaying comprehensive income and its components (revenue, expenses, gains, and losses) in a full set of general-purpose financial statements and is effective for fiscal years beginning after December 15, 1997. The adoption of this statement will not have a material impact on the Company's results of operations or financial position.

Segment Reporting In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for reporting selected segment information quarterly and to report entity-wide disclosures about products and services, geographic areas, and major customers. This statement is effective for fiscal years beginning after December 15, 1997. The adoption of this statement will not have a material impact on the Company's results of operations or financial position.

NOTE 3.  SHORT-TERM BORROWINGS

The Company has a revolving, unsecured credit agreement for $75.0 million which is in effect through March 2000. Under the terms of the agreement, no compensating balances are required and the interest rate is determined at the time of borrowing based on the London interbank offered rate plus a margin, or prime rate. For the year ended December 31, 1997, the weighted average borrowings were $16.6 million and the weighted average interest rate was 6.6%. At December 31, 1997, borrowings under this facility, which are subject to certain debt covenants, totaled $32.0 million and the effective rate was 7.0%.

NOTE 4.  NET INVESTMENT IN SALES-TYPE LEASES

The Company leases equipment to customers under sales-type leases as defined in Statement of Financial Accounting Standards No. 13. The Company's leasing operations consist of leases of medical equipment which expire over a period of one to six years. The following lists the components of the net investment in sales-type leases as of December 31, 1997:

(In thousands)                                                                                                Amount
---------------------------------------------------------------------------------------------------------------------
Minimum amounts receivable                                                                                    $15,448
Less: Allowance for uncollectibles                                                                               (557)
                                                                                                              -------
   Net minimum lease payments receivable                                                                       14,891
Estimated residual values of leased property                                                                      243
Less: Unearned interest income                                                                                   (402)
                                                                                                              -------
   Net investment in leases                                                                                    14,732
Less: Current portion (included in other current assets)                                                       (4,204)
                                                                                                              -------
   Long-term portion                                                                                          $10,528
                                                                                                              -------

Minimum amounts receivable under existing leases as of December 31, 1997, were as follows:

(In thousands)                                                                                              Amount
-----------------------------------------------------------------------------------------------------------------------
1998                                                                                                        $ 5,294
1999                                                                                                          4,278
2000                                                                                                          3,321
2001                                                                                                          1,781
2002                                                                                                            607
Thereafter                                                                                                      167
                                                                                                            -------
     Total minimum amounts receivable                                                                       $15,448
                                                                                                            -------

The Company sold portions of its lease portfolio, with recourse, for $18.4 million, $23.4 million and $3.0 million in 1997, 1996 and 1995, respectively.
As of December 31, 1997, the maximum recourse liability to the Company for these transactions is approximately $5.8 million.


NOTE 5.  COMMITMENTS AND CONTINGENCIES

The Company leases its facilities and certain other equipment under operating lease agreements expiring through November 30, 2003. Future minimum lease payments as of December 31, 1997, were as follows:

(In thousands)                                                                                                       Amount
---------------------------------------------------------------------------------------------------------------------------------
1998                                                                                                                $12,104
1999                                                                                                                 11,463
2000                                                                                                                  8,264
2001                                                                                                                  5,888
2002                                                                                                                  2,499
Thereafter                                                                                                               48
                                                                                                                    -------

     Total future minimum lease payments                                                                            $40,266
                                                                                                                    -------

Rent expense was approximately $12.1 million, $11.5 million and $10.7 million in 1997, 1996 and 1995, respectively.

LEGAL CONTINGENCIES On October 27, 1994, the Company was sued in Ghent, Belgium, by Cormedica NV, in connection with the Company's termination of its distributor relationship with Cormedica. In the suit, Cormedica seeks indemnities and damages in the amount of approximately $2.5 million, plus interest. The Company intends to defend this suit vigorously.

NOTE 6.  COMMON STOCK

Common Stock Purchase Rights During 1988, the Company declared a dividend of one common share purchase right for each then outstanding share of common stock. As a result of the Company's three-for-two split of its common stock in August 1990, each share of common stock now has associated with it two-thirds of one common share purchase right. In addition, two-thirds of one right will be issued with each future share of common stock issued by the Company before the date the rights become exercisable, or before the rights are redeemed by the Company, or before the rights expire on May 15, 1998. The rights will not be exercisable or transferable apart from the common stock until ten days after another person or group of persons acquires 20% of the common stock or commences a tender or exchange offer for at least 20% of the common stock. Each right entitles the holder to purchase from the Company one and one-half shares of common stock at $80 per share, subject to adjustments for dilutive events. In certain circumstances, the right will entitle its holder to purchase a larger number of shares of common stock or stock in an acquiring company. The Board of Directors may redeem the rights, at any time, at $0.01 per right, payable in cash, common shares or other consideration. In addition, the Board may also, without consent of the holders of the rights, amend the terms of the rights to lower the threshold for exercisability of the rights.

Stock Option Plans In May 1995, the stockholders approved the Company's 1995 Stock Incentive Plan (the "1995 Plan") which authorizes the issuance of up to 3,500,000 shares of common stock in the form of options, restricted stock grants or bonuses and stock appreciation rights. In addition, the Company has in effect a 1991 Stock Incentive Plan (the "1991 Plan"). Under the 1995 Plan and the 1991 Plan, incentive and supplemental stock options may be granted to employees, directors and consultants to purchase common stock at a price which is not less than 100% of the market value (or 10% for supplemental stock options) of the shares at the grant date. The options can be granted for periods of up to ten years and are subject to exercise and vesting schedules as determined by the Board of Directors. Options covering 2,958,427 shares were available for future grant at December 31, 1997.

On August 2, 1994, the Board of Directors approved an amendment to outstanding non-qualified stock options that provides in general for accelerated vesting of such options in the event that some person or entity acquires more than 20% of the Company's then outstanding stock without the approval of the Board of Directors.

The following table summarizes option activity for the past three years:

(In thousands,                                                                     Weighted Average
except per share amounts)                                     Shares                Exercise Price
---------------------------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 1994                               6,657                      $13.02
  Granted                                                      1,395                      $12.02
  Exercised                                                     (263)                     $ 8.73
  Expired or canceled                                           (718)                     $15.07
                                                              ------
OUTSTANDING AT DECEMBER 31, 1995                               7,071                      $12.77
  Granted                                                      1,433                      $15.01
  Exercised                                                   (1,495)                     $11.38
  Expired or canceled                                           (589)                     $14.45
                                                              ------
OUTSTANDING AT DECEMBER 31, 1996                               6,420                      $13.44
  Granted                                                        490                      $21.24
  Exercised                                                   (1,142)                     $12.53
  Expired or canceled                                           (267)                     $14.55
                                                              ------
OUTSTANDING AT DECEMBER 31, 1997                               5,501                      $14.27
                                                              ------

The following table summarizes information about stock options outstanding at December 31, 1997:

                                     Options Outstanding                                       Options Exercisable
                 ---------------------------------------------------------------     --------------------------------------
                                           Weighted Average
    Range of                Number             Remaining        Weighted Average         Number           Weighted Average
 Exercise Prices          Outstanding      Contractual Life      Exercise Price        Exercisable         Exercise Price
--------------------------------------------------------------------------------      --------------------------------------
$10.75                     1,113,914               5.42             $10.75               1,113,771             $10.75
$11.00 - $11.63              586,827               7.71             $11.47                 295,263             $11.45
$11.63 - $12.38              375,901               6.95             $12.30                 211,825             $12.27
$12.38 - $13.13              698,697               5.82             $13.09                 566,242             $13.09
$13.25 - $14.38              674,049               7.97             $14.14                 189,570             $13.96
$14.38 - $16.42              851,230               4.47             $15.64                 587,934             $15.97
$16.44 - $18.59              642,474               6.38             $17.45                 311,182             $17.67
$18.63 - $28.25              552,612               7.83             $21.31                 146,309             $20.22
$28.50 - $36.13                5,100               3.38             $31.19                   5,100             $31.19
$37.38                           200               3.16             $37.38                     200             $37.38
                 ---------------------------------------------------------              -----------------------------
$10.75 - $37.38            5,501,004               6.34             $14.27               3,427,396             $13.43
--------------------------------------------------------------------------              -----------------------------

Employee Stock Purchase Plan Offerings under the 1986 Employee Stock Purchase Plan (the "1986 Purchase Plan") ended in August 1995. In May 1995, the stockholders approved the Company's 1995 Employee Stock Purchase Plan (the "1995 Purchase Plan"), which authorizes the issuance of up to 2,000,000 shares of common stock, subject to adjustment upon changes in capitalization of the Company. Offerings under the 1995 Purchase Plan commenced in September 1995, and as of December 31, 1997, the Company had reserved 1,120,351 shares of common stock for issuance under the 1995 Purchase Plan. Pursuant to the 1986 Purchase Plan, qualified employees elected to have between 3% and 15% of their salary withheld. The salary so withheld was then used to purchase shares of the Company's common stock at a price not less than 85% of the market value of the stock on the specified dates determined at the commencement of the offering period. The withholding requirements and determination of the stock purchase price under the 1995 Purchase Plan are the same as in the 1986 Purchase Plan. Under the Plans, the Company sold 417,017 shares, 462,632 shares and 455,887 shares in 1997, 1996 and 1995, respectively.

Pro Forma Stock Based Compensation Expense Effective January 1, 1996, the Company adopted the disclosure provisions of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. In accordance with the disclosure requirements of SFAS 123, if the Company had elected to recognize compensation cost based on the fair value of the options and stock purchase rights as prescribed by SFAS 123, income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated in the following table. The pro forma effect on net income (loss) for 1997, 1996 and 1995 is not representative of the pro forma effect on net income (loss) in future years because it does not take into consideration pro forma compensation expense related to stock options and purchase rights granted prior to 1995.

In thousands, except per share amounts                          1997               1996                1995
-------------------------------------------------------------------------------------------------------------
Net income (loss) - as reported                                $22,377           $(10,613)             $7,055
Net income (loss) - pro forma                                   19,239            (13,668)              5,580
Earnings (loss) per share - as reported
  Basic                                                           0.78              (0.39)               0.25
  Diluted                                                         0.73              (0.39)               0.25
Earnings (loss) per share - pro forma
  Basic                                                           0.67              (0.50)               0.20
  Diluted                                                         0.63              (0.50)               0.19

The following assumptions and resulting fair values were used to determine the pro forma compensation expense using the Black-Scholes option-pricing model:

Stock Options:                                              1997                 1996                 1995
-----------------------------------------------------------------------------------------------------------------
Expected dividend yield                                0.0 %                0.0 %                0.0 %
Expected stock volatility                              40.5 - 50.4 %        29.8 - 42.4 %        29.8 - 42.4 %
Risk-free interest rate                                5.2 - 6.5 %          5.4 - 6.3 %          5.4 - 6.3 %
Expected life of options from vest date                1.2 years            1.1 years            1.1 years
Forfeiture rate                                        actual               actual               actual
Weighted average fair value                            $8.40                $4.40                $4.02


Employee Stock Purchase Plan:                               1997                 1996                 1995
-----------------------------------------------------------------------------------------------------------------
Expected dividend yield                                    0.0 %                0.0 %                0.0 %
Expected stock volatility                                  42.9 - 59.4 %        38.5 - 48.5 %        25.3 - 29.1 %
Risk-free interest rate                                    5.39 - 5.65 %        5.07 - 5.42 %        5.56 - 6.07 %
Expected life of options from vest date                    0.5 years            0.5 years            0.5 years
Weighted average fair values:
  March to August                                          $7.19                $3.68                $2.76
  September to February                                    $8.33                $3.67                $2.99

Common Stock Repurchase Program In 1993, the Board of Directors authorized the repurchase of 4,000,000 shares of the Company's common stock over an unspecified period of time. In 1996, the Board of Directors authorized the repurchase of an additional 4,000,000 shares of common stock over an unspecified period of time. During 1997, the Company completed the 1993 repurchase authorization by repurchasing 299,100 shares at a total cost of $8.0 million. Also during 1997, the Company repurchased 1,262,800 shares at a total cost of $25.2 million towards the 1996 repurchase authorization. Total stock repurchases during 1997 were 1,561,900 shares at a total cost of $33.2 million. The difference between the average original issue price and the repurchase price has been accounted for as a reduction in retained earnings.

NOTE 7.  INCOME TAXES

Income before provision for income taxes and the components of the provision for income taxes consisted of the following:

Year Ended December 31,                                                     1997              1996             1995
(In thousands)
---------------------------------------------------------------------------------------------------------------------
Income (loss) before provision for income taxes:
  Domestic                                                                $32,256          $(14,480)           $6,043
  Foreign                                                                  (1,317)           (2,444)            2,300
  Eliminations                                                             (1,106)           (1,097)              743
                                                                          -------          --------            ------
         Total income (loss) before provision                             $29,833          $(18,021)           $9,086
                                                                          -------          --------            ------
Provision for income taxes:
Federal
  Current                                                                 $10,056           $  (187)           $ (400)
  Deferred                                                                 (2,607)           (5,764)              222
                                                                          -------           -------            ------
                                                                            7,449            (5,951)             (178)
                                                                          -------           -------            ------
 State
  Current                                                                   1,700               200              (166)
  Deferred                                                                 (2,043)           (2,226)              621
                                                                          -------           -------            ------
                                                                             (343)           (2,026)              455
                                                                          -------           -------            ------
 Foreign
  Current                                                                     244             1,111             1,924
  Deferred                                                                    106              (542)             (170)
                                                                          -------           -------            ------
                                                                              350               569             1,754
                                                                          -------           -------            ------
   Total provision (benefit)                                              $ 7,456           $(7,408)           $2,031
                                                                          -------           -------            ------

The provision for income taxes differs from the amounts obtained by applying the federal statutory rate to income before taxes as follows:

                                                                        1997              1996              1995
---------------------------------------------------------------------------------------------------------------------
Federal statutory tax rate                                              35.0%             35.0%             35.0%
Research and development tax credits and foreign tax credits            (9.7)             10.3             (22.3)
State taxes, net of federal income tax benefit                          (0.7)              7.3               3.1
Foreign Sales Corp. benefits                                            (1.3)              0.9              (4.4)
Other                                                                   (1.6)             (1.0)             (3.0)
Non-deductible expenses                                                  2.0              (3.8)              6.5
Foreign subsidiary income                                                1.3              (7.6)              7.5
                                                                        ----              ----             -----
   Provision rate                                                       25.0%             41.1%             22.4%
                                                                        ----              ----             -----

The Company has recorded deferred tax assets of $30.8 million. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of the future taxable income are reduced.

The components of deferred tax assets at year end were as follows:

December 31,                                                                 1997                1996
(In thousands)
-------------------------------------------------------------------------------------------------------
Reserves not currently deductible                                           $12,432             $10,146
Accruals not currently deductible                                             5,405               4,661
State research and development credit carryforward                            3,450               2,672
Inventory amortization                                                        3,395               4,153
Vacation accrual                                                              3,113               3,206
Federal research and development credit                                       1,657               1,358
Other                                                                           921                 270
State manufacturers investment credit carryforward                              789                  --
Depreciation                                                                    599               1,755
Alternative minimum tax credit carryforward                                     287                  --
Capitalized assets                                                              253                 253
Foreign tax credit and charitable contribution carryforward                     214                 679
State income tax accruals                                                    (1,703)             (1,960)
                                                                            -------             -------
   Deferred tax assets                                                      $30,812             $27,193
                                                                            -------             -------

The Company has tax credits, deductions and net operating losses which will be carried forward. The following lists the carryforward credits, deductions and losses and their year of expiration.



Year Ended December 31,
(In thousands)                                    1998           2001           2004           2011     UNLIMITED
-----------------------------------------------------------------------------------------------------------------
State research & development credit              $  --         $   --         $   --       $     --        $3,450
Foreign tax credits                                 84            130             --             --            --
State manufacturers' investment credit              --             --            789             --            --
Alternative minimum tax credit                      --             --             --             --           287
 carryforward
Federal research & development credit               --             --             --          1,657            --

NOTE 8.    EARNINGS PER SHARE

Basic earnings per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if the Company's outstanding, "in the money," stock options were exercised. Diluted earnings per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares are calculated using the treasury stock method and represent incremental shares issuable upon the exercise of the Company's outstanding options. The following table provides reconciliations of the numerators and denominators used in calculating basic and diluted earnings per share for the prior three years:

                                                                            Dilutive
                                                                        Effect of Options
                                                        Basic              Outstanding            Diluted
                                               ----------------------------------------------------------------
Year Ended December 31, 1995
  Net income (numerator)                                    $  7,055                                   $  7,055
  Weighted average number of
   shares outstanding (denominator)                           28,236             426                     28,662
  Earnings per share                                        $   0.25                                   $   0.25
                                                            ========                                   ========
Year Ended December 31, 1996
  Net loss (numerator)                                      $(10,613)                                  $(10,613)
  Weighted average number of
   shares outstanding (denominator)                           27,508              --                     27,508
  Loss per share                                            $  (0.39)                                  $  (0.39)
                                                            ========                                   ========
Year Ended December 31, 1997
  Net income (numerator)                                    $ 22,377                                   $ 22,377
  Weighted average number of
   shares outstanding (denominator)                           28,807           1,820                     30,627
  Earnings per share                                        $   0.78                                   $   0.73
                                                            ========                                   ========

Options to purchase approximately 0.1 million and 3.2 million weighted average shares of common stock were outstanding during 1997 and 1995, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares. During 1996, options to purchase approximately 7.1 million weighted average shares of common stock were outstanding but were not included in the computation of diluted earnings per share. Of this total, options to purchase approximately 0.5 million weighted average shares were excluded because the options' exercise prices were greater than the average market price of the common shares. The remaining options to purchase approximately 6.6 million weighted average shares were excluded as a result of their antidilutive effect due to the loss available to common shareholders.

NOTE 9. INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates in one industry segment: the development, manufacture and sale of medical diagnostic ultrasound imaging systems and image management products. The Company's products are manufactured at its world headquarters in Mountain View, California, and are sold through a direct sales force in North America, Europe, Australia and Japan, and through distributors in Europe, Asia, South America and the Middle East. Sales from domestic operations to subsidiaries are recorded on the basis of arms-length prices established by the Company.

A summary of the Company's operations by geographic area for each of the three years ended December 31 is as follows:

                                      From         From      From Other    Total From
                                    Domestic     European     Foreign       Foreign
(In thousands)                     Operations   Operations   Operations    Operations     Eliminations      Total
------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated       1997     $341,907      $77,246      $18,609       $95,855      $   --          $437,762
 customers                  1996      256,784       69,968       19,403        89,371          --           346,155
                            1995      249,231       69,144       10,547        79,691          --           328,922
-------------------------------------------------------------------------------------------------------------------
Transfers between           1997     $ 72,499      $    --      $    --       $    --         $(72,499)    $     --
  geographic areas          1996       62,521           --           --            --          (62,521)          --
                            1995       43,367           --           --            --          (43,367)          --
-------------------------------------------------------------------------------------------------------------------
Total sales                 1997     $414,406      $77,246      $18,609       $95,855         $(72,499)    $437,762
                            1996      319,305       69,968       19,403        89,371          (62,521)     346,155
                            1995      292,598       69,144       10,547        79,691          (43,367)     328,922
-------------------------------------------------------------------------------------------------------------------
Operating income (loss)     1997     $ 31,882      $(1,261)     $  (541)      $(1,802)        $ (1,106)    $ 28,974
                            1996      (17,189)      (3,575)         714        (2,861)          (1,098)     (21,148)
                            1995        2,775        2,961       (1,354)        1,607              743        5,125
-------------------------------------------------------------------------------------------------------------------
Income (loss) before        1997     $ 32,417      $(1,060)     $  (418)      $(1,478)        $ (1,106)    $ 29,833
 income taxes               1996      (14,413)      (3,355)         845        (2,510)          (1,098)     (18,021)
                            1995        6,110        3,405       (1,172)        2,233              743        9,086
-------------------------------------------------------------------------------------------------------------------
Identifiable assets         1997     $339,301      $60,635      $14,248       $74,883         $(51,356)    $362,828
                            1996      293,193       59,094        6,338        65,432          (37,924)     320,701
                            1995      241,963       51,759        8,189        59,948           (6,058)     295,853
-------------------------------------------------------------------------------------------------------------------

FOREIGN SALES Shipments to foreign customers from both domestic and foreign operations for each of the three years ended December 31 were as follows:

                                     European           Other Foreign         Total Foreign         Percent of
 (In thousands)                       Sales                 Sales                 Sales             Total Sales
------------------------------------------------------------------------------------------------------------------
 1997                                $92,442               $52,841              $145,283                33.2 %
 1996                                 85,638                48,556               134,194                38.8
 1995                                 86,249                35,359               121,608                37.0

________________________________________________________________________________
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Acuson Corporation:

We have audited the accompanying consolidated balance sheets of Acuson Corporation (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Acuson Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



/s/ Arthur Andersen LLP


San Jose, California
January 29, 1998

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Acuson's Common Stock, par value $0.0001, trades on the New York Stock Exchange under the symbol ACN. The following table sets forth the high and low closing sales prices on the New York Stock Exchange for 1997 and 1996.

1997                                        High           Low
---------------------------------------------------------------
1st Quarter                                $29.50        $23.38

2nd Quarter                                 26.38         21.38

3rd Quarter                                 27.88         19.75

4th Quarter                                 27.38         15.94

1996                                        High           Low
---------------------------------------------------------------
1st Quarter                                $15.75        $12.25

2nd Quarter                                 20.50         14.38

3rd Quarter                                 18.13         12.88

4th Quarter                                 24.75         16.63

The approximate number of shareholders of record of the Company's Common Stock as of December 31, 1997 was 1,357. Acuson has not paid any cash dividends since its inception and does not anticipate paying cash dividends in the foreseeable future.