Form 10-K405, Exhibit 13
period 1998-12-31
ACUSON CORP
filed 1999-03-29
CIK 717014

ACUSON CORPORATION                                                  EXHIBIT 13.1
--------------------------------------------------------------------------------

                              ACUSON CORPORATION
               PORTION OF THE ANNUAL REPORT TO SECURITY HOLDERS
                   INCORPORATED BY REFERENCE INTO FORM 10-K


                                               Financial Contents

                          Management's Discussion And Analysis Of
                    Financial Condition And Results Of Operations              2

                             Selected Consolidated Financial Data              8

                                                  Quarterly  Data              8

                        Consolidated Statements of Operations and
                                             Comprehensive Income              9

                                      Consolidated Balance Sheets             10

                            Consolidated Statements of Cash Flows             11

                  Consolidated Statements of Stockholders' Equity             12

                       Notes to Consolidated Financial Statements             13

                         Report of Independent Public Accountants             24

                        Market for Registrant's Common Equity and
                                      Related Stockholder Matters             25

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items in the consolidated statements of operations as percentages of total net sales and the percentage change of each such item from the comparable prior period.

                                                         Percentage of Net Sales                      Percentage Change
                                                                                                      1998          1997
                                                                                                       vs.           vs.
Year Ended December 31,                             1998           1997           1996                1997          1996
-----------------------------------------------------------------------------------------------------------------------------
Net sales
 Product                                                80.2%          80.5%          75.4%               3.6%         35.1%
 Service                                                19.8           19.5           24.6                5.5           0.1
                                                       -----          -----          -----

   Total net sales                                     100.0          100.0          100.0                4.0          26.5
                                                       -----          -----          -----

Cost of sales
 Product                                                42.4           42.9           40.1                2.7          35.3
 Service                                                10.3            9.9           12.0                8.6           4.2
                                                       -----          -----          -----

     Total cost of sales                                52.7           52.8           52.1                3.8          28.1
                                                       -----          -----          -----

     Gross profit                                       47.3           47.2           47.9                4.2          24.7
                                                       -----          -----          -----

Operating expenses
 Selling, general and administrative                    28.0           27.5           36.4                5.8          (4.4)
 Product development                                    12.6           13.1           17.6                0.5          (6.0)
                                                       -----          -----          -----

  Total operating expenses                              40.6           40.6           54.0                4.1          (4.9)
                                                       -----          -----          -----

    Income (loss) from operations                        6.7            6.6           (6.1)               4.6             *

 Interest expense                                       (0.7)          (0.3)          (0.1)             165.4         227.5
 Interest income                                         0.3            0.5            1.0              (26.9)        (41.6)
                                                       -----          -----          -----

    Income (loss) before income taxes                    6.3            6.8           (5.2)              (3.9)            *

      Provision for (benefit from) income                1.7            1.7           (2.1)               5.1             *
       taxes                                           -----          -----          -----

    Net income (loss)                                    4.6%           5.1%          (3.1)%             (6.9)            *
                                                       =====          =====          =====

* not meaningful


1998 COMPARED WITH 1997

Net sales increased 4.0 percent to $455.1 million for the year ended December 31, 1998, compared with $437.8 million for 1997. Worldwide product revenue for the year ended December 31, 1998, increased 3.6 percent to $365.1 million. The increase in product revenue was primarily due to increased domestic sales, mainly within the domestic cardiology market, partially offset by a decrease in international sales. Worldwide sales of the Company's Sequoia and Aspen ultrasound systems, introduced in April and October of 1996, respectively, increased over the prior year. As greater numbers of Sequoia and Aspen systems have been sold, the Company has experienced a decline in sales of its 128XP ultrasound systems, first introduced in 1990. Worldwide service revenue increased 5.5 percent to $90.0 million. The increase was due to greater service contract revenue in connection with the Company's Sequoia and Aspen systems, partially offset by a decline in service revenue from the Company's 128XP systems. As greater numbers of Sequoia and Aspen systems have been sold, the Company has experienced a decline in service revenue pertaining to the Company's 128XP systems. The Company expects service revenue to increase in the future as the warranty periods on larger numbers of its Sequoia and Aspen systems reach the end of their one-year terms. Domestic revenue increased 8.3 percent to $316.7 million for the year ended December 31, 1998, compared with $292.5 million for 1997. Domestic sales accounted for 69.6 percent of total 1998 sales, compared with 66.8 percent for 1997. International revenue decreased 4.7 percent in 1998 to $138.4 million. International revenues were negatively impacted by economic weakness in selected markets in Asia, Latin America and parts of Europe. Although international revenues grew during the fourth quarter of 1998, the Company expects selected international markets to remain depressed in 1999.

Cost of sales as a percentage of net sales remained relatively consistent between 1998 and 1997. Cost of sales was 52.7 percent of net sales for the year ended December 31, 1998, compared with 52.8 percent for 1997.

Selling, general and administrative expenses for the year ended December 31, 1998, were $127.5 million or 28.0 percent of net sales, compared with $120.5 million, or 27.5 percent of net sales, for 1997. The increase was primarily due to higher selling expenses early in the year resulting from planned additions to the Company's sales organization partially offset by company-wide cost reduction efforts during the third quarter of the year. The Company expects selling, general and administrative expenses to increase in 1999.

Product development spending for the year ended December 31, 1998, was $57.6 million, reflecting a slight increase over the 1997 amount of $57.3 million. The Company aggressively supports new product development and anticipates an increase in product development spending in 1999. As a percentage of net sales, product development spending decreased to 12.6 percent in 1998 compared with
13.1 percent in 1997. The percentage decrease was primarily the result of higher sales in 1998.

Interest income declined from the prior year primarily as a result of lower cash and cash equivalent balances. Interest income was $1.5 million for the year ended December 31, 1998, compared with $2.0 million in 1997.

Interest expense for the year ended December 31, 1998, was $3.1 million compared with $1.2 million in 1997. The increase was the result of greater weighted average short-term borrowings throughout the year.

Provision for income taxes was $7.8 million in 1998 compared with $7.5 million in 1997. The Company's effective tax rate for 1998 was 27.4 percent compared with 25.0 percent for 1997. The rate increase was primarily due to a change in the Company's domestic and international sales mix. The reduced 1998 provision rate, when compared to the Federal statutory rate of 35.0 percent, was primarily the result of the research and development tax credit.

Net income was $20.8 million in 1998 compared with $22.4 million in 1997. The decrease was primarily the result of higher interest expense incurred in 1998.

1997 COMPARED WITH 1996

Net sales increased 26.5 percent to $437.8 million for the year ended December 31, 1997, compared with $346.2 million for the year ended December 31, 1996. The increase was primarily due to shipments of Sequoia ultrasound systems and Aspen ultrasound systems, which began in July and November of 1996, respectively. Worldwide service revenue remained relatively constant at $85.3 million compared with $85.2 million for the years ended December 31, 1997 and 1996, respectively. Domestic net sales increased 38.0 percent to $292.5 million for the year ended December 31, 1997, compared with $212.0 million for 1996. Domestic net sales accounted for 66.8 percent of total net sales in 1997, compared with 61.2 percent of total net sales in 1996. International net sales increased 8.3 percent to $145.3 million for the year ended December 31, 1997, compared with $134.2 million for 1996. International net sales accounted for 33.2 percent of total net sales in 1997 compared with 38.8 percent of total net sales in 1996.

Cost of sales increased as a percentage of net sales to 52.8 percent for 1997 compared with 52.1 percent for 1996. The increase was primarily due to product mix changes and higher service costs.

Selling, general and administrative expenses for the year ended December 31, 1997, declined to 27.5 percent of net sales, or $120.5 million, compared with
36.4 percent of net sales, or $126.1 million, for 1996. In the prior year, significant advertising and other product launch-related expenses were incurred in connection with the introduction of the Sequoia and Aspen ultrasound systems.

Product development spending for 1997 declined to $57.3 million, or 13.1 percent of net sales, compared with $60.9 million, or 17.6 percent of net sales, for 1996. The decrease was primarily due to reduced prototype expenses from the 1996 period when the Company was completing development of the Sequoia and Aspen products.

Provision for income taxes was $7.5 million in 1997 compared with a benefit of $7.4 million in 1996. The Company's 1997 effective tax rate was a provision of
25.0 percent compared with a benefit of 41.1 percent in 1996. The reduced 1997 provision, when compared to the Federal statutory rate of 35.0 percent, was primarily the result of the research and development tax credit. The prior year benefit resulted from the carryback of 1996 losses to pre-1996 tax liabilities.

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

LIQUIDITY AND CAPITAL RESOURCES

During 1998, the Company's cash and cash equivalents balance decreased $10.8 million to $11.9 million and short-term borrowings increased $33.0 million to $65.0 million. The Company generated $17.0 million in cash from operations. The primary source of cash from operations was net income of $20.8 million. The primary uses of cash for operations were increases in accounts receivable and inventory, which used $22.5 million and $7.3 million, respectively. The increase in accounts receivable was primarily due to a high percentage of units shipped during the last month of the fourth quarter, lengthening collection cycles and an increase in fourth quarter sales. The increase in inventory was primarily the result of higher inventory levels in anticipation of future sales. In addition, lease receivables used $26.7 million in cash from the issuance of new lease contracts and generated $20.0 million in proceeds from sales of existing contracts.

The Company's investing and financing activities for 1998 used $28.1 million in cash. The Company purchased $31.3 million of equipment during the year, primarily consisting of computer equipment, software and implementation costs associated with its new enterprise-wide, integrated business information system. Included in 1998 financing activities were $10.5 million raised through employee participation in the Company's stock option and stock purchase plans and net short-term borrowings of $33.0 million. Also included in the financing activities for 1998 was $40.0 million, including $2.8 million accrued in 1997, used for share repurchases.

In 1996, the Board of Directors authorized the repurchase of 4,000,000 shares of common stock over an unspecified period of time. During 1998, the Company repurchased 2,264,600 shares at a total cost of $37.2 million. As of December 31, 1998, the Company had repurchased 3,527,400 shares toward the 4,000,000 share repurchase authorization at a cumulative cost of $62.4 million. Subsequent to December 31, 1998, the Board of Directors authorized the repurchase of an additional 4,000,000 shares of common stock over an unspecified period of time.

Working capital at December 31, 1998, decreased $19.2 million from the prior year primarily due to reduced cash flow from operations and stock repurchases. At December 31, 1998, the Company's working capital totaled $99.4 million.

The Company has a revolving, unsecured credit agreement for $100.0 million which is in effect through March 2000. Under the terms of the agreement, no compensating balances are required and the interest rate is determined at the time of borrowing based on the London interbank offered rate plus a margin, or prime rate. At December 31, 1998, borrowings under this facility, which are subject to certain debt covenants, totaled $65.0 million and the effective rate was 6.3 percent.

The Company also has an uncommitted line of credit for up to 90-day advances not to exceed an aggregate total of $10.0 million. At December 31, 1998, there were no borrowings against this uncommitted line of credit.

For the year ended December 31, 1998, the Company's weighted average borrowings were $48.1 million and the weighted average interest rate was 6.4 percent.

Subsequent to December 31, 1998, the Company entered into a letter agreement with a major financial institution to act as the Company's exclusive placement agent in connection with the issuance of an initial series of unsecured senior notes. The Company has obtained commitments for $75.0 million. The senior notes will have an effective coupon of approximately 6.6 percent and a final maturity of seven years with an average life of five years. After completing the due diligence with the lenders, the Company expects to receive $75.0 million by April 30, 1999 and anticipates using the proceeds to refinance existing debt and for other working capital and general corporate needs. Subsequent series of senior notes may be issued at the discretion of the Company for an additional $5.0 million.

Based on its current operating plan, the Company believes that the liquidity provided by its existing cash balance, cash generated from operations and the borrowing arrangements described above will be sufficient to meet the Company's projected operating and capital requirements for fiscal 1999.

INVESTMENT RISKS

The Shareholders' Letter, subsequent product discussion and the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") sections in this report contain forward-looking statements regarding the Company and its products. These forward-looking statements are based on current expectations and the Company assumes no obligation to update this information. The Company's actual results could differ materially from those discussed in this document. In evaluating the forward-looking statements contained in this document, including those in the Strategic Focus and Future Vision sections of the Shareholders' Letter, and in the MD&A, prospective investors and shareholders should carefully consider the factors set forth below.

The success of the Company's products in the market and the Company's financial results depend on the timely completion of, and receipt of Food and Drug Administration marketing clearance for, additional products (including the Company's new AcuNav catheter), product capabilities and software updates; efforts to reduce the cost of manufacturing the Sequoia and Aspen systems; actual and perceived levels of product performance and quality in a clinical environment compared to other imaging modalities and competitive ultrasound systems; continued market acceptance of the products and their pricing; and competitor responses including the introduction of competitive products, pricing, intellectual property allegations and product positioning counter-strategies.

International Operations and International Receivables

The Company's business is subject to risks from potential negative impacts of weakness in certain markets in Asia, Latin America and Europe, and by adverse economic impacts from currency fluctuations in its worldwide operations. Political instability, currency fluctuations or other issues may impact the ability of the Company to collect receivables in foreign countries. The following table, in thousands, summarizes the Company's foreign receivables in excess of $3.0 million at December 31, 1998:


                                                      December 31, 1998
                                                      -----------------
     Italy                                                  $14,081
     Brazil                                                  12,567
     France                                                   7,034
     Japan                                                    6,221
     China                                                    5,744
     Germany                                                  5,506
     Sweden                                                   3,974
     Switzerland                                              3,617

Company's Computing Environment

During 1997, the Company initiated a two-phase project to replace its outdated computing environment with an enterprise-wide, integrated business information system to control many of its operating systems including order administration, service and financial and manufacturing processes. The first phase of this project has been substantially completed and the second phase is currently scheduled to be completed during the latter half of 2000. The Company has retained an experienced consulting organization to assist in the conversion, however, the Company's future shipments and results could be adversely impacted if, during and following the conversion, there are significant problems with the system.

OTHER FACTORS THAT MAY AFFECT FUTURE RESULTS

Year 2000

The Company is taking steps to ensure its products and services will continue to operate on and after January 1, 2000. In addition to the new business information system noted above, which is year 2000 ready and will be replacing a significant portion of the Company's critical systems, the Company is currently engaged in a three-phase project to evaluate and remedy those systems not being replaced. The first phase, completed in May 1998, included a comprehensive inventory of the Company's systems by an experienced consulting firm and an analysis and determination of the criticality of each system. This phase included the evaluation of both information technology ("IT") and non-IT systems. Non-IT systems include systems or hardware containing embedded technology such as microcontrollers. The second phase was completed in December 1998, and focused on confirming the year 2000 readiness of those systems identified in phase one. The third and final phase, which is expected to be completed during the third quarter of 1999, will involve taking any needed corrective action to make all remaining critical systems and components year 2000 ready and to develop a contingency plan in the event any non-compliant critical systems are not remedied by January 1, 2000. The Company expects the project to be successfully completed during the third quarter of 1999 and has established a year 2000 steering committee, comprised of senior executives, and a dedicated program office to track and monitor the progress of the project. However, if by January 1, 2000, systems material to the Company's operations have not been made year 2000 ready, the year 2000 issue could have a material impact on the Company's financial statements. To date, the costs incurred by the Company with respect to this project have not been material and future anticipated costs are not expected to be material.

The Company's products being shipped today are year 2000 ready and the Company believes its products previously shipped are either year 2000 ready or can be made year 2000 ready by customer purchase of an upgrade.

The Company has also been communicating with suppliers and others it does business with to coordinate year 2000 readiness. The responses received by the Company to date have indicated that steps are currently being undertaken to address this concern.

Based upon the steps being taken to address this issue and the progress to date, the Company does not expect the financial impact of the year 2000 date conversion to be material to its financial position or results of operations. However, if preventative and/or corrective actions by the Company or those the Company does business with are not made in a timely manner, the year 2000 issue could have a material adverse effect on the Company's financial statements. The Company primarily sells its products to hospitals, clinics, and other customers within the healthcare industry. Should the year 2000 issue impact the ability and willingness of these customers to purchase capital equipment, the year 2000 issue could have a material adverse impact on the Company's consolidated financial statements.

Derivative Financial Instruments

The Company operates internationally and is subject to market risk due to fluctuations in foreign currency exchange rates. The Company manages this risk through established policies and procedures that include the use of derivative financial instruments. The Company routinely enters into forward foreign currency exchange contracts to hedge amounts due from selected subsidiaries denominated in foreign currencies against fluctuations in exchange rates. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on the Company's operating results and on the cash flows it receives from its foreign subsidiaries. Currently, the Company neither engages in foreign currency speculation nor holds or issues financial instruments for trading purposes. Because the Company only enters into forward currency exchange contracts as hedges, any change in currency rates would not result in a material gain or loss, as any gain or loss on the underlying transaction being hedged would be offset by the gain or loss on the forward currency contract. For this reason, the Company believes that neither its exposure to foreign currency exchange rate risk nor any potential near-term losses in future earnings, fair values or cash flows from reasonably possible near-term changes in market rates or prices would be material. Forward currency contract terms are typically not more than three months and the counterparties to the exchange contracts are major domestic and international financial institutions. See Note 2 to the consolidated financial statements for additional information regarding the Company's forward foreign currency exchange contracts and accounting treatment thereof.

Euro Conversion

On January 1, 1999, eleven of the fifteen member countries of the European Union adopted the Euro as their common legal currency. Following the introduction of the Euro, the local currencies of the participating countries are scheduled to remain legal tender until June 30, 2002. During this transition period goods and services may be paid for in either Euros or the participating country's local currency. Thereafter, only the Euro will be legal tender in the participating countries. The Company believes its current accounting systems are capable of accommodating the Euro conversion with minimal intervention and that the conversion will not have a material impact on the competitiveness of its products in Europe. The Company also believes any costs of addressing the Euro conversion will not have a material impact on the Company's financial statements.

Potential Fluctuations in Quarterly Operating Results

The Company's quarterly revenues and operating results may fluctuate significantly for a number of reasons. Factors that may affect the Company's quarterly revenues and operating results generally include: the timing of industry trade shows, capital spending patterns of the Company's customers, the introduction of new products or product enhancements by the Company or its competitors, changes in customer budgets, and general and industry specific economic conditions. For example, the Company warrants its products for a period of 12 months and provides for estimated warranty costs at the time of sale. As the Company introduces new products and/or upgrades for existing products, if warranty costs are greater than the Company has experienced historically, its operating results, both quarterly and annually, may be adversely affected. The Company's quarterly results have fluctuated in the past and are likely to fluctuate in the future. Typically, revenues are lowest during the third quarter of the fiscal year. As a result of such quarterly fluctuations, quarter to quarter comparisons of the Company's operating results should not necessarily be relied upon as indicators of future performance.

New Accounting Standards

Comprehensive Income: Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." The adoption of SFAS 130 did not have a material impact on the Company's consolidated financial statements. See Note 9 to the consolidated financial statements for further discussion.

Segment Reporting: During 1998, the Company adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures About Segments of an Enterprise and Related Information." The adoption of SFAS 131 did not have a material effect on the Company's consolidated financial statements. See Note 10 to the consolidated financial statements for further discussion.

Accounting for Derivative Instruments and Hedging Activities: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." This statement will require companies to recognize all derivatives, including those used for hedging foreign currency exposures, on the balance sheet at fair value and is effective for all fiscal years beginning after June 15, 1999. Management has not yet determined what the effect of SFAS 133 will be on the Company's consolidated financial statements.

The foregoing Investment Risks and Other Factors That May Affect Future Results relate to the forward-looking statements contained in this document. For a description of the general investment considerations and risks surrounding the Company's overall business and financial prospects, refer to the Company's Form 10-K filed with the Securities and Exchange Commission for fiscal year 1998.

          SELECTED CONSOLIDATED FINANCIAL DATA

Year Ended December 31,
(In thousands, except per share amounts)          1998      1997      1996       1995      1994
---------------------------------------------------------------------------------------------------
Consolidated Statements of Operations Data
  Net sales                                       $455,089  $437,762  $346,155   $328,922  $350,484
  Net income (loss)                                 20,822    22,377   (10,613)     7,055    18,267

Earnings Per Share Data
  Net income (loss)
    Basic                                         $   0.75  $   0.78  $  (0.39)  $   0.25  $   0.64
    Diluted                                       $   0.73  $   0.73  $  (0.39)  $   0.25  $   0.62
  Weighted average common and common
   equivalent shares outstanding
    Basic                                           27,835    28,807    27,508     28,236    28,600
    Diluted                                         28,601    30,627    27,508     28,662    29,393

Consolidated Balance Sheet Data
  Working capital                                 $ 99,396  $118,605  $110,315   $121,410  $138,336
  Total assets                                     395,072   362,828   320,701    295,853   304,638
  Stockholders' equity                             205,588   210,099   195,056    195,997   207,785



     QUARTERLY DATA (Unaudited)


    1998 Quarter Ended
   (In thousands, except per share amounts)               DEC. 31                  OCT. 3              JULY 4           APRIL 4
--------------------------------------------------------------------------------------------------------------------------------
    Net sales                                                  $123,161            $102,857            $113,293         $115,778
    Gross profit                                                 58,314              48,181              53,540           55,314
    Income before income taxes                                    8,896               5,642               5,913            8,210
    Net income                                                    6,761               4,175               4,139            5,747
    Earnings per share
      Basic                                                    $   0.25            $   0.15            $   0.15         $   0.20
      Diluted                                                  $   0.24            $   0.15            $   0.14         $   0.20


    1997 Quarter Ended
    (In thousands, except per share amounts)              DEC. 31                  SEPT. 27            JUNE 28         MARCH 29
--------------------------------------------------------------------------------------------------------------------------------
    Net sales                                                  $117,399            $100,090            $112,692         $107,581
    Gross profit                                                 56,620              47,539              51,839           50,761
    Income before income taxes                                    7,610               5,664               7,899            8,660
    Net income                                                    6,259               4,529               5,744            5,845
    Earnings per share
      Basic                                                    $   0.22            $   0.16            $   0.20         $   0.20
      Diluted                                                  $   0.21            $   0.15            $   0.19         $   0.19

ACUSON CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

Year Ended December  31,
(In thousands, except per share amounts)                                1998                 1997                1996
---------------------------------------------------------------------------------------------------------------------------
NET SALES
  Product                                                              $365,111             $352,476             $260,975
  Service                                                                89,978               85,286               85,180
                                                                       --------             --------             --------

     Total net sales                                                    455,089              437,762              346,155
                                                                       --------             --------             --------

COST OF SALES
  Product                                                               192,736              187,737              138,800
  Service                                                                47,004               43,266               41,510
                                                                       --------             --------             --------

     Total cost of sales                                                239,740              231,003              180,310
                                                                       --------             --------             --------

     Gross profit                                                       215,349              206,759              165,845
                                                                       --------             --------             --------

OPERATING EXPENSES
  Selling, general and administrative                                   127,450              120,499              126,067
  Product development                                                    57,598               57,286               60,926
                                                                       --------             --------             --------

     Total operating expenses                                           185,048              177,785              186,993
                                                                       --------             --------             --------

     Income (loss) from operations                                       30,301               28,974              (21,148)

  Interest expense                                                       (3,129)              (1,179)                (360)
  Interest income                                                         1,489                2,038                3,487
                                                                       --------             --------             --------

     Income (loss) before income taxes                                   28,661               29,833              (18,021)

  Provision for (benefit from) income taxes                               7,839                7,456               (7,408)
                                                                       --------             --------             --------

     NET INCOME (LOSS)                                                 $ 20,822             $ 22,377             $(10,613)
                                                                       ========             ========             ========

EARNINGS (LOSS) PER SHARE
  Basic                                                                $   0.75             $   0.78             $  (0.39)
                                                                       ========             ========             ========
  Diluted                                                              $   0.73             $   0.73             $  (0.39)
                                                                       ========             ========             ========

Weighted average common and common
   equivalent shares outstanding
  Basic                                                                  27,835               28,807               27,508
                                                                       ========             ========             ========
  Diluted                                                                28,601               30,627               27,508
                                                                       ========             ========             ========
---------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                                                      $ 20,822             $ 22,377             $(10,613)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
  Foreign currency translation adjustments                                  373               (1,999)                 321
  Unrealized holding loss on investment securities                           --                   --                  (37)
                                                                       --------             --------             --------

     COMPREHENSIVE INCOME (LOSS)                                       $ 21,195             $ 20,378             $(10,329)
                                                                       ========             ========             ========

The accompanying notes are an integral part of these statements.

ACUSON CORPORATION
CONSOLIDATED BALANCE SHEETS

December 31,
(In thousands, except per share amounts)                               1998                 1997
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                            $ 11,914             $ 22,735
  Accounts receivable, net of allowance for doubtful accounts
     of $3,561 in 1998 and $3,475 in 1997                               153,672              131,067
  Inventories                                                            82,794               75,517
  Deferred income taxes                                                  21,441               25,244
  Other current assets                                                   19,059               16,771
                                                                       --------             --------
     Total current assets                                               288,880              271,334
                                                                       --------             --------

PROPERTY AND EQUIPMENT, AT COST
  Furniture and fixtures                                                 17,087               14,893
  Test equipment                                                         40,764               39,638
  Machinery and equipment                                               144,467              125,429
  Leasehold improvements                                                 27,675               27,559
                                                                       --------             --------
                                                                        229,993              207,519
  Accumulated depreciation and amortization                            (150,984)            (136,888)
                                                                       --------             --------
     Total property and equipment, net                                   79,009               70,631
                                                                       --------             --------

OTHER ASSETS
  Net investment in leases, net of current portion                       15,450               10,528
  Other long-term assets, net                                            11,733               10,335
                                                                       --------             --------

     Total assets                                                      $395,072             $362,828
                                                                       ========             ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term borrowings                                                $ 65,000             $ 32,000
  Accounts payable                                                       26,629               21,975
  Accrued compensation                                                   32,703               30,725
  Deferred revenue                                                       20,209               21,711
  Accrued warranty                                                        8,298                8,955
  Accrued income taxes                                                   11,378               14,177
  Customer deposits                                                       8,595                7,159
  Other accrued liabilities                                              16,672               16,027
                                                                       --------             --------
     Total current liabilities                                          189,484              152,729
                                                                       --------             --------

COMMITMENTS AND CONTINGENCIES (NOTE 5)
STOCKHOLDERS' EQUITY
  Preferred stock, par value $0.0001: authorized, 10,000 shares;
      Outstanding, none                                                      --                   --
  Common stock and additional paid-in capital, common stock par value
      $0.0001: authorized, 50,000 shares; outstanding, 26,746
      shares in 1998 and 28,244 shares in 1997                          125,015              123,968
  Accumulated other comprehensive loss                                   (1,099)              (1,472)
  Retained earnings                                                      81,672               87,603
                                                                       --------             --------
     Total stockholders' equity                                         205,588              210,099
                                                                       --------             --------

     Total liabilities and stockholders' equity                        $395,072             $362,828
                                                                       ========             ========

The accompanying notes are an integral part of these statements.

ACUSON CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,
(In thousands)                                                        1998                  1997                 1996
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

  Net income (loss)                                                    $ 20,822             $ 22,377             $(10,613)
  Adjustments to reconcile net income (loss) to net cash provided by
  (used in) operating activities:
    Depreciation and amortization                                        23,067               22,356               18,773
    Provision for losses on accounts receivables                            212                  868                  442
    Tax benefit of employee stock transactions                              975                6,970                4,035
    Changes in:
     Accounts receivable                                                (22,513)             (39,665)             (15,722)
     Leases receivable                                                  (26,688)             (20,293)             (21,143)
     Proceeds from sales of leases receivable                            19,976               18,595               27,604
     Inventories                                                         (7,308)               7,439              (32,805)
     Deferred income taxes                                                3,190               (3,697)                (152)
     Other current assets                                                  (686)               5,960              (10,783)
     Accounts payable                                                     4,540                1,950                3,945
     Accrued compensation                                                 1,788                2,976                4,371
     Deferred revenue                                                    (1,501)              (1,700)                (615)
     Accrued warranty                                                      (657)               2,931                1,584
     Accrued income taxes                                                (2,762)               4,182                  858
     Customer deposits                                                    1,417                  386                  384
     Other accrued liabilities                                            3,163                 (358)                 245
                                                                       --------             --------             --------

      Net cash provided by (used in) operating activities                17,035               31,277              (29,592)
                                                                       --------             --------             --------

CASH FLOWS FROM INVESTING ACTIVITIES

  Decrease in short-term investments                                         --                   --                9,983
  Investment in property and equipment                                  (31,288)             (37,377)             (36,699)
  Sale of fixed assets                                                      258                8,850                2,234
  Decrease (increase) in other assets                                      (618)                (427)               1,893
                                                                       --------             --------             --------

      Net cash used in investing activities                             (31,648)             (28,954)             (22,589)
                                                                       --------             --------             --------

CASH FLOWS FROM FINANCING ACTIVITIES

  Proceeds from short-term borrowings                                    50,500               35,000               18,000
  Repayment of short-term borrowings                                    (17,500)             (16,000)              (5,000)
  Repurchase of common stock                                            (39,977)             (33,315)             (14,591)
  Issuance of common stock under stock option
  and stock purchase plans                                               10,524               20,846               22,142
                                                                       --------             --------             --------
      Net cash provided by financing activities                           3,547                6,531               20,551
                                                                       --------             --------             --------

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                245                 (532)                 (92)
                                                                       --------             --------             --------

      Net increase (decrease) in cash and cash equivalents              (10,821)               8,322              (31,722)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                             22,735               14,413               46,135
                                                                       --------             --------             --------

CASH AND CASH EQUIVALENTS, END OF YEAR                                 $ 11,914             $ 22,735             $ 14,413
                                                                       ========             ========             ========

The accompanying notes are an integral part of these statements.

ACUSON CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                       Accumulated
                                                                          Other
                                                                      Comprehensive                   Total
For the Three Years Ended December 31, 1998          Common Stock         Income       Retained   Stockholders'
                                                 -------------------
(In thousands, except per share amounts)          Shares    Amount        (Loss)       Earnings       Equity
---------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                        27,275   $ 79,702         $   243    $116,052        $195,997

Net loss                                              --         --              --     (10,613)        (10,613)
Unrealized holding loss on investment
 Securities                                           --         --             (37)         --             (37)
Foreign currency translation adjustments              --         --             321          --             321
Exercise of stock options at $0.60 to
 $19.83 per share                                  1,494     16,910              --          --          16,910
Repurchase of common stock at $14.00 to
 $16.03 per share                                   (986)    (3,122)             --     (13,666)        (16,788)
Issuance of stock under employee stock
 purchase plan at $11.05 and $11.58 per share        463      5,231              --          --           5,231
Tax benefit of employee stock transactions            --      4,035              --          --           4,035
                                                  ------   --------        --------    --------        --------
BALANCE, DECEMBER 31, 1996                        28,246    102,756             527      91,773         195,056

Net income                                            --         --              --      22,377          22,377
Foreign currency translation adjustments              --         --          (1,999)         --          (1,999)
Exercise of stock options at $7.17 to
 $20.63 per share                                  1,142     14,579              --          --          14,579
Repurchase of common stock at $15.93 to
 $28.75 per share                                 (1,561)    (6,604)             --     (26,547)        (33,151)
Issuance of stock under employee stock
 purchase plan at $11.69 and $22.90 per share        417      6,267              --          --           6,267
Tax benefit of employee stock transactions            --      6,970              --          --           6,970
                                                  ------   --------        --------    --------        --------
BALANCE, DECEMBER 31, 1997                        28,244    123,968          (1,472)     87,603         210,099

Net income                                            --         --              --      20,822          20,822
Foreign currency translation adjustments              --         --             373          --             373
Exercise of stock options at $10.75 to
 $18.92 per share                                    373      4,994              --          --           4,994
Repurchase of common stock at $13.75 to
 $19.89 per share                                 (2,265)   (10,451)             --     (26,753)        (37,204)
Issuance of stock under employee stock
 purchase plan at $15.62 and $12.43 per share        394      5,529              --          --           5,529
Tax benefit of employee stock transactions            --        975              --          --             975
                                                  ------   --------        --------    --------        --------
BALANCE, DECEMBER 31, 1998                        26,746   $125,015         $(1,099)   $ 81,672        $205,588
                                                  ======   ========        ========    ========        ========

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  NATURE OF OPERATIONS

Founded in 1981, Acuson Corporation (the "Company") is a United States-based multinational corporation. The Company is a leading manufacturer, worldwide marketer and service provider of systems that generate, display, archive and retrieve medical diagnostic ultrasound images. The markets for Acuson products are North America, Europe, Australia, Asia, South America and the Middle East. The Company's products are sold primarily to hospitals, private and governmental institutions, healthcare agencies, medical equipment distributors and doctors' offices.


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

Concentration of Credit Risk The Company provides credit in the form of trade accounts receivable and leases to hospitals, private and governmental institutions, healthcare agencies, medical equipment distributors and doctors' offices. The Company's products are manufactured at its world headquarters in Mountain View, California, and are sold through a direct sales force in North America, Europe, Australia and Japan, and through independent distributors in Europe, Asia, South America and the Middle East. The Company does not generally require collateral to support customer receivables. The Company performs ongoing credit evaluations of its customers and maintains allowances which management believes are adequate for potential credit losses. Sales to distributors are on the basis of an arms-length transaction and do not include any special return rights and/or price protection features.

Financial Instruments and Credit Risk The Company enters into forward foreign currency exchange contracts to hedge its exposure to fluctuations in foreign currency exchange rates. The Company designates, and accordingly accounts for, these transactions as hedges based upon the contracts' anticipated effectiveness at reducing the Company's exposure to foreign currency exchange rate risk. Gains and losses are recorded in income in the same period as gains and losses on the underlying transactions being hedged. If an underlying transaction is terminated earlier than anticipated, the offsetting gain or loss on the forward exchange contract would be recorded in income in the same period. Currently, the Company neither engages in foreign currency speculation nor holds or issues financial instruments for trading purposes. Because the Company only enters into forward currency exchange contracts as hedges, any change in currency rates would not result in a material gain or loss, as any gain or loss on the underlying transaction would be offset by the gain or loss on the forward currency contract. The counterparties to foreign currency exchange contracts are major domestic and international financial institutions and the contract terms are typically not more than three months.

At December 31, 1998, the Company had outstanding forward foreign currency exchange contracts of approximately $56.8 million. The contracts have maturity dates ranging from January 1999 through February 1999. Included in the total above are contracts to sell approximately $11.1 million in Italian lire, $10.7 million in Japanese yen, $9.4 million in French francs, $6.6 million in German deutsche marks, $5.7 million in Swedish krona, $3.6 million in Australian dollars and $3.6 million in Spanish peseta. The carrying value of these contracts approximates their fair market value as of the year end.

Derivatives The Company's only use of derivative securities is its routine usage of forward foreign exchange contracts to hedge foreign currency exposure.

Accounting for Derivative Instruments and Hedging Activities In June 1998, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." This statement will require companies to recognize all derivatives, including those used for hedging foreign currency exposures, on the balance sheet at fair value and is effective for all fiscal years beginning after June 15, 1999. Management has not yet determined what the effect of SFAS 133 will be on the Company's consolidated financial statements.

Inventories Inventories are stated at the lower of cost (first-in, first-out) or market and include material, labor and manufacturing overhead. The components of inventories were as follows as of December 31:

   (In thousands)                                         1998          1997
  ----------------------------------------------------------------------------
   Raw materials                                          $25,052      $29,057
   Work-in-process                                         21,656       16,379
   Finished goods                                          36,086       30,081
                                                          -------      -------

        Total inventories                                 $82,794      $75,517
                                                          -------      -------

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

Product Warranty The Company provides at the time of sale for the estimated cost to warrant its products for a period of one year. The amount accrued is reduced ratably over the warranty period and the Company's warranty costs are included in cost of product sales.

Advertising Costs The Company accounts for advertising costs in accordance with Statement of Position No. 97-3, "Reporting on Advertising Costs." Advertising costs are expensed during the period in which they are incurred. For the years ended December 31, 1998, 1997 and 1996, the Company incurred advertising expenses of $4.7 million, $5.6 million and $9.7 million, respectively.

Consolidated Statement of Cash Flows For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For purposes of the statements of cash flows, the Company classifies cash flows from hedging contracts in the same category as the cash flow from the items being hedged.

Cash paid for income taxes and interest expense were as follows for each of the years ended December 31:

  (In thousands)                                 1998        1997         1996
  -----------------------------------------------------------------------------
   Income taxes                                 $3,058      $  953       $ 183
   Interest expense                             $2,945      $1,137       $ 322

In conjunction with the repurchase of common stock in 1998, 1997 and 1996 (see
Note 6), the Company incurred a liability due to the timing of the settlement dates.

  (In thousands)                                 1998        1997         1996
  -----------------------------------------------------------------------------

Repurchase of common stock                     $ 37,204    $ 33,151    $ 16,788
Cash paid for repurchase of common stock        (39,977)    (33,315)    (14,591)
                                               --------    --------    --------

 Net cash effect                               $ (2,773)   $   (164)   $  2,197
                                               --------    --------    --------

Reclassifications Certain information reported in previous years has been reclassified to conform to the 1998 presentation.

Comprehensive Income Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." The adoption of SFAS 130 did not have a material impact on the Company's consolidated financial statements. See Note 9 to the consolidated financial statements for further discussion.

Segment Reporting During 1998, the Company adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." The adoption of SFAS 131 did not have a material impact on the Company's consolidated financial statements. See Note 10 to the consolidated financial statements for further discussion.

NOTE 3.  SHORT-TERM BORROWINGS

The Company has a revolving, unsecured credit agreement for $100.0 million which is in effect through March 2000. Under the terms of the agreement, no compensating balances are required and the interest rate is determined at the time of borrowing based on the London interbank offered rate plus a margin, or prime rate. At December 31, 1998, borrowings under this facility, which are subject to certain debt covenants, totaled $65.0 million and the effective rate was 6.3 percent.

The Company also has an uncommitted line of credit for up to 90-day advances not to exceed an aggregate total of $10.0 million. At December 31, 1998, there were no borrowings against this uncommitted line of credit.

For the year ended December 31, 1998, the Company's weighted average borrowings were $48.1 million and the weighted average interest rate was 6.4 percent.

Subsequent to December 31, 1998, the Company entered into a letter agreement with a major financial institution to act as the Company's exclusive placement agent in connection with the issuance of an initial series of unsecured senior notes. The Company has obtained commitments for $75.0 million. The senior notes will have an effective coupon of approximately 6.6 percent and a final maturity of seven years with an average life of five years. After completing the due diligence with the lenders, the Company expects to receive $75.0 million by April 30, 1999 and anticipates using the proceeds to refinance existing debt and for other working capital and general corporate needs. Subsequent series of senior notes may be issued at the discretion of the Company for an additional $5.0 million.

NOTE 4. NET INVESTMENT IN SALES-TYPE LEASES

The Company leases equipment to customers under sales-type leases as defined in Statement of Financial Accounting Standards No. 13. The Company's leasing operations consist of leases of medical equipment which expire over a period of one to six years. The following lists the components of the net investment in sales-type leases as of December 31, 1998 and 1997:

December 31,                                                 1998       1997
------------------------------------------------------------------------------
(In thousands)
Minimum amounts receivable                                  $22,063    $15,448
Less: Allowance for uncollectibles                             (682)      (557)
                                                           --------    -------
   Net minimum lease payments receivable                     21,381     14,891
Estimated residual values of leased property                    346        243
Less: Unearned interest income                                 (259)      (402)
                                                           --------    -------

   Net investment in leases                                  21,468     14,732
Less: Current portion (included in other current assets)     (6,018)    (4,204)
                                                           --------    -------
   Long-term portion                                        $15,450    $10,528
                                                           --------    -------

Minimum amounts receivable under existing leases as of December 31, 1998, were as follows:

(In thousands)                                                           Amount
--------------------------------------------------------------------------------
1999                                                                     $ 6,748
2000                                                                       5,940
2001                                                                       4,043
2002                                                                       2,224
2003                                                                       1,275
Thereafter                                                                 1,833
                                                                         -------

     Total minimum amounts receivable                                    $22,063
                                                                         -------

The Company frequently transfers future payments under many of its lease contracts to a financing institution. Such transfers are accounted for under the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Transfers ace recorded as sales when control of the related receivables has been surrendered. The Company records the fair value of its estimated recourse liability upon completion of the transfer. During 1998, 1997 and 1996, the Company sold portions of its lease portfolio for approximately $20.0 million, $18.4 million and $23.4 million, respectively. At December 31, 1998, the maximum recourse liability to the Company under these transactions was approximately $8.0 million.

NOTE 5.  COMMITMENTS AND CONTINGENCIES

The Company leases its facilities and certain other equipment under operating lease agreements expiring through August 2007. Future minimum lease payments as of December 31, 1998, were as follows:


(In thousands)                                                           Amount
--------------------------------------------------------------------------------
1999                                                                     $12,170
2000                                                                       9,152
2001                                                                       6,545
2002                                                                       2,859
2003                                                                         395
Thereafter                                                                   576
                                                                         -------

     Total minimum amounts receivable                                    $31,697
                                                                         -------

Facility rent expense was approximately $12.5 million, $12.1 million and $11.5 million in 1998, 1997 and 1996, respectively.

LEGAL CONTINGENCIES On October 27, 1994, the Company was sued in Ghent, Belgium, by Cormedica NV, in connection with the Company's termination of its distributor relationship with Cormedica. In the suit, Cormedica seeks indemnities and damages in the amount of approximately $2.5 million, plus interest. The Company intends to defend this suit vigorously. This suit is still in the fact-finding stage.


NOTE 6.  COMMON STOCK

Preferred Stock Purchase Rights During 1998, the Company authorized and declared a dividend distribution of one preferred stock purchase Right for each outstanding share of Common Stock to stockholders of record at the close of business on June 8, 1998, and authorized the issuance of one preferred stock purchase Right (a "Right") with each future share of Common Stock issued by the Company before the Rights become exercisable, or before the Rights are redeemed by the Company, or before the Rights expire on June 8, 2008. The Rights will attach to all certificates representing shares of outstanding Company Common Stock and will not be exercisable or transferable apart from the Common Stock until ten days after another person or group of persons acquires 15 percent (or in certain circumstances, 20 percent) or more of the Company's Common Stock or commences a tender or exchange offer for at least 15 percent (or in certain circumstances, 20 percent) of the Company's Common Stock (as more fully described in the Amended and Restated Rights Agreement incorporated herein by reference as
Exhibit 4.1 hereto). Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock (a "Unit") at $120 per Unit, subject to adjustments for dilutive events. If, after the Rights have been distributed, either the acquiring party holds 15 percent (or in certain circumstances, 20 percent) or more of the Company's Common Stock or the Company is a party to a merger or other acquisition transaction (other than a merger or other acquisition transaction pursuant to a merger or other acquisition agreement approved by the Company's Board of Directors), then each Right (other than those held by the acquiring party) will entitle the holder to receive, upon exercise, that number of Units or shares of common stock of the surviving company with a value equal to two times the exercise price of the Right. The Board of Directors may redeem the Rights, at any time until the tenth day following an announcement of the acquisition of 15 percent (or in certain circumstances, 20 percent) or more of the Company's Common Stock, at $0.01 per Right, payable in cash, common shares or other consideration. In addition, the Board may also, without consent of the holders of the Rights, amend the terms of the Rights to lower the threshold for exercisability of the Rights.

Stock Option Plans In May 1995, the stockholders approved the Company's 1995 Stock Incentive Plan (the "1995 Plan") which authorizes the issuance of up to 3,500,000 shares of common stock in the form of options, restricted stock grants or bonuses and stock appreciation rights. In addition, the Company has in effect a 1991 Stock Incentive Plan (the "1991 Plan"). Under the 1995 Plan and the 1991 Plan, incentive and supplemental stock options may be granted to employees, directors and consultants to purchase common stock at a price which is not less than 100 percent of the market value (or 10 percent for supplemental stock options) of the shares at the grant date. The options can be granted for periods of up to ten years and are subject to exercise and vesting schedules as determined by the Board of Directors. Options covering 2,057,332 shares were available for future grant at December 31, 1998.

On August 2, 1994, the Board of Directors approved an amendment to outstanding non-qualified stock options that, in general, provides for accelerated vesting of such options in the event that some person or entity acquires more than 20 percent of the Company's then outstanding stock without the approval of the Board of Directors.

The following table summarizes option activity for the past three years:

     (In thousands,                                                             Weighted Average
     except per share amounts)                                Shares             Exercise Price
     ------------------------------------------------------------------------------------------------
     OUTSTANDING AT DECEMBER 31, 1995                          7,071                  $12.77
       Granted                                                 1,433                  $15.01
       Exercised                                              (1,495)                 $11.38
       Expired or canceled                                      (589)                 $14.45
                                                              ------

     OUTSTANDING AT DECEMBER 31, 1996                          6,420                  $13.44
       Granted                                                   490                  $21.24
       Exercised                                              (1,142)                 $12.53
       Expired or canceled                                      (267)                 $14.55
                                                              ------

     OUTSTANDING AT DECEMBER 31, 1997                          5,501                  $14.27
       Granted                                                 1,082                  $16.90
       Exercised                                                (373)                 $13.47
       Expired or canceled                                      (707)                 $16.33
                                                              ------

     OUTSTANDING AT DECEMBER 31, 1998                          5,503                  $14.57
                                                              ------

The following table summarizes information about stock options outstanding at December 31, 1998:

         Options Outstanding                        Options Exercisable
--------------------------------------    --------------------------------------

                                         Weighted
                                          Average
                                         Remaining            Weighted                                  Weighted
    Range of            Number          Contractual           Average                 Number            Average
 Exercise Prices      Outstanding          Life            Exercise Price           Exercisable      Exercise Price
--------------------------------------------------------------------------     --------------------------------------
$10.75                     1,023,723            4.42               $10.75               1,023,723             $10.75
$11.00 - $12.38              854,416            6.43               $11.78                 609,457             $11.78
$12.38 - $13.13              597,136            4.85               $13.09                 590,751             $13.09
$13.25 - $14.38              648,151            7.35               $14.13                 277,682             $14.04
$14.38 - $15.06              579,578            8.09               $14.93                 213,496             $14.86
$15.13 - $17.25              586,415            8.12               $16.76                 169,277             $16.61
$17.31 - $18.00              609,710            8.80               $17.88                  47,332             $17.51
$18.13 - $26.38              551,274            6.78               $20.45                 246,238             $20.35
$26.59 - $36.13               52,400            7.47               $28.49                  15,200             $29.17
$37.38                           200            2.16               $37.38                     200             $37.38
                 ---------------------------------------------------------     --------------------------------------

$10.75 - $37.38            5,503,003            6.66               $14.57               3,193,356             $13.18
--------------------------------------------------------------------------     --------------------------------------

Employee Stock Purchase Plan In May 1995, the stockholders approved the Company's 1995 Employee Stock Purchase Plan (the "1995 Purchase Plan"), which authorizes the issuance of up to 2,000,000 shares of common stock, subject to adjustment upon changes in capitalization of the Company. Offerings under the 1995 Purchase Plan commenced in September 1995, and as of December 31, 1998, the Company had reserved 726,079 shares of common stock for future issuance. Pursuant to the 1995 Purchase Plan, qualified employees elect to have between 3 percent and 15 percent of their salary withheld. The salary so withheld is then used to purchase shares of the Company's common stock at a price not less than 85 percent of the market value of the stock on the specified dates determined at the commencement of the offering period. Under the 1995 Purchase Plan the Company has sold 394,272 shares, 417,017 shares and 462,632 shares in 1998, 1997 and 1996, respectively.

Pro Forma Stock Based Compensation Expense Effective January 1, 1996, the Company adopted the disclosure provisions of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. In accordance with the disclosure requirements of SFAS 123, if the Company had elected to recognize compensation cost based on the fair value of the options and stock purchase rights as prescribed by SFAS 123, income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated in the following table. The pro forma effect on net income (loss) for 1998, 1997 and 1996 is not representative of the pro forma effect on net income (loss) in future years because it does not take into consideration pro forma compensation expense related to stock options and purchase rights granted prior to 1995.

In thousands, except per share amounts                     1998               1997                1996
------------------------------------------------------------------------------------------------------------
Net income (loss) - as reported                          $20,822            $22,377           $(10,613)
Net income (loss) - pro forma                             16,731             19,239            (13,668)
Earnings (loss) per share - as reported
  Basic                                                     0.75               0.78              (0.39)
  Diluted                                                   0.73               0.73              (0.39)
Earnings (loss) per share - pro forma
  Basic                                                     0.60               0.67              (0.50)
  Diluted                                                   0.58               0.63              (0.50)

The following assumptions and resulting fair values were used to determine the pro forma compensation expense using the Black-Scholes option-pricing model:

Stock Options:                                           1998                 1997                 1996
------------------------------------------------------------------------------------------------------------
Expected dividend yield                              0.0 %                0.0 %                0.0 %
Expected stock volatility                            40.8 - 46.9 %        40.5 - 50.4 %        29.8 - 42.4 %
Risk-free interest rate                              5.2 - 5.5 %          5.2 - 6.5 %          5.4 - 6.3 %
Expected life of options from vest date              1.3 years            1.2 years            1.1 years
Forfeiture rate                                      Actual               Actual               Actual

Weighted average fair value                          $6.47                $8.40                $4.40


Employee Stock Purchase Plan:                               1998                 1997                 1996
-----------------------------------------------------------------------------------------------------------------
Expected dividend yield                              0.0 %                0.0 %                0.0 %
Expected stock volatility                            35.6 - 55.1 %        42.9 - 59.4 %        38.5 - 48.5 %
Risk-free interest rate                              5.1 - 5.7 %          5.4 - 5.7 %          5.1 - 5.4 %
Expected life of options from vest date              0.5 years            0.5 years            0.5 years
Weighted average fair values:
  March to August                                    $4.74                $7.19                $3.68
  September to February                              $4.70                $8.33                $3.67

Common Stock Repurchase Program In 1996, the Board of Directors authorized the repurchase of 4,000,000 shares of common stock over an unspecified period of time. During 1998, the Company repurchased 2,264,600 shares at a total cost of $37.2 million. As of December 31, 1998, the Company had repurchased 3,527,400 shares toward the 4,000,000 share repurchase authorization at a cumulative cost of $62.4 million. The difference between the average original issue price and the repurchase price has been accounted for as a reduction in retained earnings. Subsequent to December 31, 1998, the Board of Directors authorized the repurchase of an additional 4,000,000 shares of common stock over an unspecified period of time.


NOTE 7.  INCOME TAXES

Income before provision for income taxes and the components of the provision for income taxes consisted of the following:

Year Ended December 31,                                                 1998              1997              1996
(In thousands)
---------------------------------------------------------------------------------------------------------------------
Income (loss) before provision for income taxes:
  Domestic                                                                $32,661           $32,256          $(14,480)
  Foreign                                                                  (3,670)           (1,317)           (2,444)
  Eliminations                                                               (330)           (1,106)           (1,097)
                                                                          -------           -------          --------
         Total income (loss) before provision                             $28,661           $29,833          $(18,021)
                                                                          =======           =======          ========

Provision for income taxes:
 Federal
  Current                                                                 $ 5,968           $10,056          $   (187)
  Deferred                                                                  4,702            (2,607)           (5,764)
                                                                          -------           -------          --------
                                                                           10,670             7,449            (5,951)
                                                                          -------           -------          --------

 State
  Current                                                                     535             1,700               200
  Deferred                                                                 (2,334)           (2,043)           (2,226)
                                                                          -------           -------          --------
                                                                           (1,799)             (343)           (2,026)
                                                                          -------           -------          --------

 Foreign
  Current                                                                    (902)              244             1,111
  Deferred                                                                   (130)              106              (542)
                                                                          -------           -------          --------
                                                                           (1,032)              350               569
                                                                          -------           -------          --------

   Total provision (benefit)                                              $ 7,839           $ 7,456          $ (7,408)
                                                                          =======           =======          ========

The provision for income taxes differs from the amounts obtained by applying the federal statutory rate to income before taxes as follows:

                                                                        1998              1997              1996
---------------------------------------------------------------------------------------------------------------------
Federal statutory tax rate                                              35.0%             35.0%             35.0%
Research and development tax credits and foreign tax credits            (6.8)             (9.7)             10.3

State taxes, net of federal income tax benefit                          (4.1)             (0.7)              7.3
Foreign Sales Corp. benefits                                            (0.8)             (1.3)              0.9
Foreign subsidiary income                                                2.0               1.3              (7.6)
Non-deductible expenses                                                  1.7               2.0              (3.8)
Other                                                                    0.4              (1.6)             (1.0)
                                                                        ----              ----              ----
   Provision rate                                                       27.4%             25.0%             41.1%
                                                                        ====              ====              ====

The Company has recorded deferred tax assets of $27.6 million. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of the future taxable income are reduced.

The components of deferred tax assets at year end were as follows:

December 31,                                                              1998              1997
(In thousands)
-------------------------------------------------------------------------------------------------------
Reserves not currently deductible                                        $11,473           $12,432
State research and development credit carryforward                         6,460             3,450
Accruals not currently deductible                                          4,663             5,405
Vacation accrual                                                           4,218             3,113
Inventory reserves                                                         4,114             3,395
State manufacturers investment credit carryforward                         1,477               789
Federal research and development credit                                      684             1,657
Federal alternative minimum tax credit carryforward                          287               287
Capitalized assets                                                           253               253
Foreign tax credit carryforward                                               --               214
State income tax accruals                                                 (3,151)           (1,703)
Depreciation                                                              (2,629)              599
Other                                                                       (207)              921
                                                                         -------           -------
   Deferred tax assets                                                   $27,642           $30,812
                                                                         =======           =======

The Company has tax credits, deductions and net operating losses which will be carried forward. The following lists the carryforward credits, deductions and losses and their year of expiration.

Year Ended December 31,
(In thousands)                                       2004          2005         2006          2012       UNLIMITED
----------------------------------------------------------------------------------------------------------------------
State research & development credit             $     --      $     --      $     --      $     --         $ 6,460
State manufacturers' investment credit               789           344           344            --              --
Federal alternative minimum tax credit
 carryforward                                         --            --            --            --             287

State alternative minimum tax credit                  --            --            --            --              59
 carryforward
Federal research & development credit                 --            --            --           684              --


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

                                                                            Dilutive
                                                                        Effect of Options
(In thousands, except per share amounts)                Basic              Outstanding            Diluted
                                               ----------------------------------------------------------------

Year Ended December 31, 1996
  Net loss (numerator)                                      $(10,613)                                  $(10,613)
  Weighted average number of
   shares outstanding (denominator)                           27,508               --                    27,508
  Loss per share                                            $  (0.39)                                  $  (0.39)
                                                        ============                                ===========

Year Ended December 31, 1997
  Net income (numerator)                                    $ 22,377                                   $ 22,377
  Weighted average number of
   shares outstanding (denominator)                           28,807            1,820                    30,627
  Earnings per share                                        $   0.78                                   $   0.73
                                                        ============                                ===========

Year Ended December 31, 1998
  Net income (numerator)                                    $ 20,822                                   $ 20,822
  Weighted average number of
   shares outstanding (denominator)                           27,835              766                    28,601
  Earnings per share                                        $   0.75                                   $   0.73
                                                        ============                                ===========

Options to purchase approximately 1.3 million and 0.1 million weighted average shares of common stock were outstanding during 1998 and 1997, respectively, but were not included in the computation of diluted earnings per share because the exercise prices were greater than the average market price of the common shares. During 1996, options to purchase approximately 7.1 million weighted average shares of common stock were outstanding but were not included in the computation of diluted earnings per share. Of this total, options to purchase approximately
0.5 million weighted average shares were excluded because the exercise prices were greater than the average market price of the common shares. The remaining options to purchase approximately 6.6 million weighted average shares were excluded as a result of their antidilutive effect due to the loss available to common shareholders.


NOTE 9.  COMPREHENSIVE INCOME (LOSS)

   Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." SFAS 130 requires that items defined as other comprehensive income, such as changes in foreign currency translation adjustments, be separately reported in the financial statements and that the accumulated balance of other comprehensive income be reported separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.

The following is a summary, in thousands, of the accumulated other comprehensive loss balance:

                                                            Accumulated
                                                               Other
                                                           Comprehensive
                                                               Loss
                                                           ---------------
       Year ended December 31, 1998
        Beginning balance                                     $(1,472)
        Current-period change
          Foreign currency items                                  373
                                                              -------
        Ending balance                                        $(1,099)
                                                              =======

The following is a summary, in thousands, of the related tax effect allocated to each component of other comprehensive income (loss):

                                                                                   Tax
                                                            Before-Tax          (Expense)           Net-of-Tax
                                                              Amount            or Benefit            Amount
                                                            -----------------------------------------------------
       Year ended December 31, 1996
        Foreign currency translation adjustments              $   545               $(224)            $   321
        Unrealized holding loss on

          investment securities                               $   (63)              $  26                 (37)
                                                              -------               -----             -------
            Other comprehensive income                        $   482               $(198)            $   284
                                                              =======               =====             =======

       Year ended December 31, 1997
        Foreign currency translation adjustments              $(2,665)              $ 666             $(1,999)
                                                              =======               =====             =======

       Year ended December 31, 1998
        Foreign currency translation adjustments              $   513               $(140)            $   373
                                                              =======               =====             =======


NOTE 10. INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

During 1998 the Company adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures About Segments of an Enterprise and Related Information."

The Company is organized based upon the nature of the products and services it offers. Under this organizational structure, the Company operates in two fundamental business segments: product and service. The product segment includes the development, manufacture and sale of the Company's systems that generate, display, archive and retrieve medical diagnostic ultrasound images. The service segment provides service and support for the Company's products in accordance with the various service contracts and other purchase arrangements the Company makes available to its customers. The Company's products are manufactured at its world headquarters in Mountain View, California, and are sold through a direct sales force in North America, Europe, Australia and Japan, and through independent distributors in Europe, Asia, South America and the Middle East.

The information in the following tables is derived directly from the Company's internal financial reporting used for corporate management purposes. The Company evaluates its segments' performance based on several factors, of which the primary financial measure is controllable contribution. Controllable contribution is gross margin less selling expenses. Unallocated costs include corporate and other costs not allocated to business segments for management reporting purposes. The accounting policies followed by the Company's business segments are the same as those described in Note 2 to the consolidated financial statements. Except for inventory, the Company does not allocate assets by segment for management reporting purposes.

                                                         Revenue from external customers
Year ended December 31,                              1998             1997             1996
-------------------------------------------------------------------------------------------------
(In thousands)

Product                                                $365,111         $352,476         $260,975
Service                                                  89,978           85,286           85,180
                                                       --------         --------         --------
  Total net sales                                      $455,089         $437,762         $346,155
                                                       ========         ========         ========

                                                         Income (loss) before income taxes
Year ended December 31,                               1998              1997              1996
---------------------------------------------------------------------------------------------------
(In thousands)

Product                                                $ 71,169         $ 67,284         $ 23,242
Service                                                  41,871           41,770           43,546
                                                       --------         --------         --------
  Controllable contribution                             113,040          109,054           66,788

Unallocated expense                                     (82,739)         (80,080)         (87,936)
Interest expense                                         (3,129)          (1,179)            (360)
Interest income                                           1,489            2,038            3,487
                                                       --------         --------         --------
  Income (loss) before income taxes                    $ 28,661         $ 29,833         $(18,021)
                                                       ========         ========         ========

                                                                 Segment Assets
Year ended December 31,                              1998             1997             1996
-------------------------------------------------------------------------------------------------
(In thousands)

Product                                                $69,381          $58,757          $67,103
Service                                                 13,413           16,760           16,093
                                                       -------          -------          -------
  Total inventory                                       82,794           75,517           83,196
                                                       =======          =======          =======

Geographic area information is as follows:

                                                         Revenue from external customers
Year ended December 31,                                 1998             1997             1996
-------------------------------------------------------------------------------------------------
(In thousands)

United States                                          $316,656         $292,479         $211,961
Europe                                                   98,468           92,442           85,638
Other foreign                                            39,965           52,841           48,556
                                                       --------         --------         --------
  Total net sales                                      $455,089         $437,762         $346,155
                                                       ========         ========         ========

                                                                           Assets
Year ended December 31,                                   1998              1997             1996
---------------------------------------------------------------------------------------------------
(In thousands)

United States                                          $370,115         $338,992         $292,865
Europe                                                   72,454           60,635           50,898
Other foreign                                            18,677           14,557           14,862
Eliminations                                            (66,174)         (51,356)         (37,924)
                                                       --------         --------         --------
  Total assets                                         $395,072         $362,828         $320,701
                                                       ========         ========         ========

Geographic revenue from external customers represents shipments to foreign customers from both domestic and foreign operations. As of and for the years ended December 31, 1998, 1997 and 1996, operations in any single non-U.S. country did not account for more than 10 percent of consolidated net sales or total assets. Also, during 1998, 1997 and 1996, no single customer or group under common control represented 10 percent or more of the Company's sales.

________________________________________________________________________________
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Acuson Corporation:

We have audited the accompanying consolidated balance sheets of Acuson Corporation (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Acuson Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP


San Jose, California
January 29, 1999

                     MARKET FOR REGISTRANT'S COMMON EQUITY
                        AND RELATED STOCKHOLDER MATTERS


Acuson's Common Stock, par value $0.0001, trades on the New York Stock Exchange under the symbol ACN. The following table sets forth the high and low closing sales prices on the New York Stock Exchange for 1998 and 1997.

1998                                High                                  LOW
1/st/ Quarter                      $20.19                               $16.88
2/nd/ Quarter                       19.69                                17.31
3/rd/ Quarter                       18.19                                14.63
4/th/ Quarter                       19.06                                13.63


1997                                High                                  LOW
1/st/ Quarter                      $29.50                               $24.38
2/nd/ Quarter                       26.38                                21.38
3/rd/ Quarter                       27.88                                19.75
4/th/ Quarter                       27.38                                15.94

The approximate number of shareholders of record of the Company's Common Stock as of December 31, 1998 was 1,300. Acuson has not paid any cash dividends since its inception and does not anticipate paying cash dividends in the foreseeable future.